AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1997
                                                      REGISTRATION NO. 333-27885
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                        MIDCOAST ENERGY RESOURCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEVADA                                                4922
(STATE OR OTHER JURISDICTION OF                     (PRIMARY STANDARD INDUSTRIAL
INCORPORATION OR ORGANIZATION)                       CLASSIFICATION CODE NUMBER)

                                   76-0378638
                                (I.R.S. EMPLOYER
                               IDENTIFICATION NO.)

                           1100 LOUISIANA, SUITE 2950
                              HOUSTON, TEXAS 77002
                              PHONE: (713) 650-8900
                               FAX: (713) 650-3232
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANTS PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 DAN C. TUTCHER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        MIDCOAST ENERGY RESOURCES, INC.
                           1100 LOUISIANA, SUITE 2950
                              HOUSTON, TEXAS 77002
                             PHONE: (713) 650-8900
                              FAX: (713) 650-3232

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           ROBERT G. REEDY                         JAMES M. PRINCE
       PORTER & HEDGES, L.L.P.                 ANDREWS & KURTH L.L.P.
  700 LOUISIANA STREET, 35TH FLOOR             600 TRAVIS, SUITE 4200
      HOUSTON, TEXAS 77002-2764                 HOUSTON, TEXAS 77002
        PHONE: (713) 226-0600                   PHONE: (713) 220-4200
         FAX: (713) 228-1331                     FAX: (713) 220-4285

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                   SUBJECT TO COMPLETION, DATED JUNE 6, 1997

                                2,100,000 SHARES

[LOGO]                   MIDCOAST ENERGY RESOURCES, INC.

                                  COMMON STOCK
                            ------------------------

     Of the 2,100,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 2,000,000 are being issued and sold by Midcoast Energy Resources, Inc. ("Midcoast" or the "Company"), and 100,000 are being offered by the Selling Stockholder. See "Principal Stockholders" and "Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

     The Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol "MRS." On June 4, 1997, the closing sales price of the Common Stock on the AMEX was $14.75 per share. See "Price Range of Common Stock and Dividend Policy."

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 11.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                      PROCEEDS       PROCEEDS TO
                      PRICE TO       UNDERWRITING        TO            SELLING
                       PUBLIC        DISCOUNT(1)     COMPANY(2)      STOCKHOLDER
--------------------------------------------------------------------------------
Per Share.........       $                $              $                $
Total(3)..........       $                $              $                $
================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the Offering payable by the Company estimated at $285,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 315,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholder will be $            , $            , $            and
    $            , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares
of Common Stock will be made against payment on or about                   ,
1997 at the offices of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------

OPPENHEIMER & CO., INC.
                        A.G. EDWARDS & SONS, INC.
                                            COLEMAN AND COMPANY SECURITIES, INC.


         THE DATE OF THIS PROSPECTUS IS                     , 1997.

      [MAP OF MIDCOAST PIPELINE SYSTEMS IN MISSISSIPPI, ALABAMA AND TEXAS]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth St., N.W. Washington, D.C. 20549. The Commission maintains an Internet web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission through its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) filing system. The Common Stock of the Company is listed on the AMEX and its reports, proxy statements and other Company information are available for inspection at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference.

     The Company will provide without charge to each person who receives a copy of this Prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such request should be directed to: Midcoast Energy Resources, Inc., Attention: Dan
C. Tutcher, 1100 Louisiana, Suite 2950, Houston, Texas 77002, (713) 650-8900.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS." UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "MIDCOAST" ARE TO MIDCOAST ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES ON A CONSOLIDATED BASIS. CERTAIN TERMS, INCLUDING SEVERAL TECHNICAL TERMS COMMONLY USED IN THE NATURAL GAS INDUSTRY, ARE DEFINED IN THE GLOSSARY CONTAINED HEREIN. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

     The Company is primarily engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. The Company owns and operates an interstate transmission pipeline system, two intrastate transmission systems, 18 end-user systems and 25 gathering systems representing over 1,000 miles of pipeline with an aggregate daily throughput capacity of over 791 Mmcf/d. The Company's principal business consists of providing transportation services through its pipelines to both end-users and natural gas producers, providing natural gas marketing services to these customers and processing natural gas. In connection with these services, the Company acquires and constructs bypass pipelines to supply natural gas directly to industrial and municipal end-users and provides access to pipeline systems for natural gas producers through its gathering systems.

     The Company's principal assets are located in two core geographic areas:
Alabama/Mississippi and Texas. The Company's key operations include (i) a 288-mile interstate transmission pipeline and two end-user pipelines in northern Alabama (collectively, the "AlaTenn Systems"), (ii) the Magnolia system in the Black Warrior Basin of central Alabama which consists of over 111 miles of natural gas transmission and gathering pipelines and a 4,000 horsepower compressor station (the "Magnolia System"), (iii) the Harmony gas processing system in Mississippi which includes a sour gas processing plant and over 150 miles of natural gas gathering pipelines (the "Harmony System") and (iv) the Company's Texas pipeline systems which consist of over 162 miles of gas gathering and bypass pipelines.

     Since the first quarter of 1994, the Company has grown significantly by acquiring or constructing 32 pipeline systems at an aggregate cost of over $50 million, and increasing its average daily throughput by over twelve-fold to 280 Mmcf/d for the first quarter of 1997 after giving effect to the AlaTenn Acquisition (defined below). Primarily as a result of these acquisitions, the Company's EBITDA (as defined in the Glossary) increased to $13.2 million on a pro forma basis for the acquisition of the Harmony System (the "Harmony Acquisition") and the AlaTenn Acquisition, from $0.6 million on a historical basis in 1994. See "Unaudited Pro Forma Consolidated Financial Statements."

                               BUSINESS STRATEGY

     The Company's principal business strategy is to increase its earnings and cash flow by acquiring or constructing pipeline systems, aggressively pursuing end-user customers, increasing the utilization of its existing pipeline systems and processing plants in order to enhance the Company's profitability and improving cost efficiencies.

     The Company implements this strategy through the following steps:

      o ACQUISITION OR CONSTRUCTION OF PIPELINE AND PROCESSING SYSTEMS. The Company seeks to acquire or construct natural gas transmission, end-user, gathering and processing systems which offer the opportunity for increased utilization and expansion of the system due to their proximity to geographic areas where municipal and industrial demand for natural gas is growing or where drilling activity is expected to increase. The Company seeks to acquire or construct additional transmission and gathering systems or processing facilities in its core geographic areas of operation when the Company believes such additional systems will enhance the overall profitability of the area of operation.

      o FOCUS ON END-USERS. As a result of recent regulatory changes, natural gas customers have more flexibility to negotiate their natural gas purchase and transportation contracts. The Company actively pursues direct sales to these end-users, such as industrial plants and municipalities, which are seeking alternative supplies to meet their energy needs. The Company seeks to build pipeline systems directly connecting these customers to transmission systems and to enter into long-term transportation agreements that provide the Company with more predictable gas throughput and cash flow. The Company also offers gas marketing services to its end-user customers who usually incur a reduced transportation cost by receiving natural gas through a Company-owned pipeline.

      o UTILIZATION OF EXISTING SYSTEMS' CAPACITY. After a system is acquired or constructed, the Company begins an aggressive marketing effort to fully utilize the system's capacity. As part of this process, the Company focuses on providing quality service to its end-user and natural gas producer customers. Many of the Company's existing intrastate pipeline and processing systems were designed with excess natural gas throughput capacity that provide the Company with opportunities to pursue additional gas volumes with little incremental capital cost and to provide high-margin "swing" sales during periods of increased gas demand.

      o COST EFFICIENCIES. The Company generally seeks to achieve administrative and operational efficiencies by reducing overhead, increasing utilization of equipment and personnel, capitalizing on the geographic proximity of many of its systems and further integrating gas transmission and marketing services. The Company also seeks to acquire or construct additional transmission and gathering systems or processing facilities in its core geographic areas of operation where it can achieve administrative or operational efficiencies when integrated with the Company's existing systems. The Company emphasizes strict cost controls in all aspects of its business.

                            THE ALATENN ACQUISITION

     Consistent with the Company's business strategy, in May 1997, Midcoast acquired the AlaTenn Systems and their related pipeline and energy services operations from Atrion Corporation ("Atrion") for cash consideration of approximately $39.4 million and up to $2 million in contingent deferred payments (the "AlaTenn Acquisition"). These operations include (i) a 288-mile interstate transmission pipeline located in northern Alabama, Mississippi and southern Tennessee that transports natural gas to eight industrial and 17 municipal customers (the "MIT System"), (ii) a 38-mile and a one-mile pipeline in northern Alabama that primarily serve two large industrial customers (the "Champion System" and "Monsanto System," respectively) and (iii) a natural gas marketing company which primarily serves customers of the AlaTenn Systems.

     The AlaTenn Acquisition complements the Company's operations in the Alabama/Mississippi area, which include the Magnolia System, the Harmony System and 11 other gathering and transmission systems. The Company believes there are numerous opportunities for increasing the utilization of the AlaTenn Systems. The Company also intends to pursue new construction and acquisition opportunities in this core geographic area through additional transmission systems that interconnect to or otherwise provide synergies with the AlaTenn Systems and the Company's other pipeline systems in the area. The Company further intends to make these systems more cost effective and emphasize its gas marketing efforts throughout this region.

                                  THE OFFERING

Common Stock Offered by the
  Company(1).........................    2,000,000 shares
Common Stock Offered by Selling
  Stockholder........................      100,000 shares
                                        ----------
          Total......................    2,100,000 shares
                                        ==========
Common Stock Outstanding(1)(2):
     Before the Offering.............    2,500,000 shares
     After the Offering..............    4,500,000 shares
Use of Proceeds......................   The net proceeds from the sale of the
                                        Common Stock offered hereby will be used
                                        to repay bank indebtedness incurred in
                                        connection with the AlaTenn Acquisition.
                                        See "Use of Proceeds."
AMEX Symbol..........................   MRS

------------

(1) Excludes 315,000 shares of Common Stock subject to purchase upon exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding on May 15, 1997. Does not include (i) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants to purchase Common Stock exercisable at $14.20 per share commencing in August 1998 ("Warrants"), (ii) 34,349 shares issuable upon exercise of outstanding warrants to purchase Common Stock exercisable at $7.85 per share ("Triumph Warrants") and (iii) 280,000 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options under the Company's stock option plans. See "Management -- Executive Compensation" and "Description of Capital Stock -- Outstanding Warrants."

     SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following summary unaudited pro forma consolidated financial and operating data for the year ended December 31, 1996 and the three months ended March 31, 1997 give effect to (i) the Harmony Acquisition under the purchase method of accounting, (ii) the AlaTenn Acquisition under the purchase method of accounting and the related assumptions and adjustments described in the notes to the Unaudited Pro Forma Consolidated Financial Statements, (iii) the incurrence of $39.4 million in bank indebtedness (the "Acquisition Debt") to finance the AlaTenn Acquisition, plus an estimated $475,000 in related financing costs and
(iv) the issuance and sale of 2,000,000 shares of Common Stock by the Company pursuant to the Offering and the application of the net proceeds therefrom to repay approximately $28 million of Acquisition Debt. The Unaudited Pro Forma Consolidated Financial Statements have been prepared based upon assumptions deemed appropriate by the Company and may not be indicative of actual results. The summary unaudited pro forma statement of operations data give effect to the Harmony Acquisition, the AlaTenn Acquisition and related financings as if such transactions had occurred as of January 1, 1996. For balance sheet data purposes pro forma adjustments give effect to the AlaTenn Acquisition, the Offering and the application of the net proceeds therefrom (assuming no exercise of the Underwriters' over-allotment option). The summary unaudited pro forma consolidated financial and operating data should be read in conjunction with the "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Combined Financial Statements" of the three companies acquired from Atrion in the AlaTenn Acquisition (the "AlaTenn Subsidiaries") and the "Historical Summary of Revenue and Direct Operating Expenses" related to the Harmony System included elsewhere in this Prospectus.

                                                     YEAR ENDED                          THREE MONTHS ENDED
                                                 DECEMBER 31, 1996                         MARCH 31, 1997
                                        ------------------------------------    ------------------------------------
                                             HISTORICAL                              HISTORICAL
                                        --------------------     PRO FORMA      --------------------     PRO FORMA
                                        COMPANY     ALATENN     AS ADJUSTED     COMPANY     ALATENN     AS ADJUSTED
                                        --------    --------    ------------    --------    --------    ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
    Operating revenues...............   $29,415     $113,429      $146,406      $12,964     $32,055       $ 45,019
    Operating income(1)..............     2,573        6,727        11,294        1,299       1,786          3,441
    Interest expense.................       413            1         1,620           95       --               360
    Income before income taxes.......     1,914        7,275         9,977        1,132       1,790          3,013
    Net income.......................     1,914        4,633         6,883        1,132       1,142          2,037
    Net income applicable to common
      shareholders...................     1,891        4,633         6,860        1,132       1,142          2,037
PER SHARE DATA:
    Net income applicable to common
      shareholders...................   $  1.00        --         $   1.77      $  0.45       --          $   0.45
    Weighted average number of common
      shares outstanding.............     1,886        --            3,886        2,500       --             4,500
OTHER DATA:
    Depreciation, depletion and
      amortization...................   $   818     $    584      $  1,614      $   255     $   147       $    437
    General and administrative.......     1,223        3,961         3,632          374         873            856
    EBITDA(2)........................     3,193        7,311        12,710        1,494       1,933          3,818
    Cash flow from operating
      activities.....................     2,564        6,257        --            2,948         542         --
    Capital expenditures.............     9,391          331        --              425          36         --

                                            MARCH 31, 1997
                                       -------------------------
                                                     PRO FORMA
                                        ACTUAL      AS ADJUSTED
                                       ---------    ------------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital..................  $   1,722      $  3,524
    Property, plant and equipment,
     net.............................     17,148        54,356
    Total assets.....................     27,653        72,441
    Long-term debt, net of current
     portion(3)......................      5,943        15,876
    Shareholders' equity.............     14,583        42,348

                                               DECEMBER 31, 1996                    MARCH 31, 1997
                                        --------------------------------   --------------------------------
                                            HISTORICAL                         HISTORICAL
                                        -------------------                -------------------
                                        COMPANY    ALATENN    PRO FORMA    COMPANY    ALATENN    PRO FORMA
                                        --------   --------   ----------   --------   --------   ----------
OPERATING DATA:
    Miles of pipeline(4).............       584        327          911        702        327        1,029
    Operating pipeline systems:
         Interstate transmission.....        --          1            1         --          1            1
         Intrastate transmission.....         2         --            2          2         --            2
         End-user....................        17          2           19         16          2           18
         Gathering...................        24         --           24         25         --           25
                                        --------   --------   ----------   --------   --------   ----------
      Total operating pipeline
         systems.....................        43          3           46         43          3           46
                                        ========   ========   ==========   ========   ========   ==========

    Natural gas transported or sold,
      net (Mmcf/d)(5)................       102        131          233        133        147          280
    Daily volume capacity (Mmcf/d)...       574        210          784        581        210          791

------------

(1) Operating revenues less operating expenses.

(2) See "Glossary" for a definition of EBITDA. EBITDA is not a measure of operating income, operating performance, or liquidity under generally accepted accounting principles. The Company includes EBITDA data because it understands such data is used by certain investors to determine the Company's historical ability to service its indebtedness.

(3) See Note 5 to the Company's "Consolidated Financial Statements."

(4) Includes all of the miles of pipeline of the various active pipelines that the Company owns an interest in or operates.

(5) Includes natural gas volumes contracted for, transported or sold through the Company's pipeline systems. Transported oil volumes have been converted to an equivalent unit basis which is 6 Mcf to 1 Bbl, consistent with industry standards, for the year ended December 31, 1996 and the three-month period ended March 31, 1997.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical consolidated financial and operating data for the fiscal years ended December 31, 1994, 1995 and 1996, and for the three months ended March 31, 1996 and 1997, set forth below, are derived from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and the Company's "Consolidated Financial Statements" and the notes thereto included elsewhere in this Prospectus. The data for the three months ended March 31, 1996 and 1997 are derived from and qualified by reference to the Company's "Consolidated Financial Statements" appearing elsewhere herein and, in the opinion of management of the Company, includes all adjustments that are of a normal recurring nature and necessary for a fair presentation. See "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                                FOR THE YEARS ENDED         THREE MONTHS ENDED
                                                   DECEMBER 31,                 MARCH 31,
                                          -------------------------------  --------------------
                                            1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------
                                                                               (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
STATEMENTS OF OPERATIONS DATA:
    Operating revenues..................  $  14,969  $  15,622  $  29,415  $   5,584  $  12,964
    Operating income(1).................        349      2,569      2,573        533      1,299
    Interest expense....................        189        339        413        120         95
    Income before income taxes and
      cumulative effect of a change in
      accounting principle..............        148      2,193      1,914        374      1,132
    Net income..........................         27      2,193      1,914        374      1,132
    Net income (loss) applicable to
      common shareholders...............        (32)     2,134      1,891        359      1,132
PER SHARE DATA:
    Net income (loss) applicable to
      common shareholders...............  $   (0.02) $    1.48  $    1.00  $    0.24  $    0.45
    Weighted average number of common
      shares outstanding................      1,391      1,440      1,886      1,466      2,500
OTHER DATA:
    Depreciation, depletion and
      amortization......................  $     259  $     452  $     818  $     151  $     255
    General and administrative..........        849        785      1,223        199        374
    EBITDA(2)...........................        609      3,021      3,193        664      1,494
    Cash flow from operating
      activities........................       (515)     2,361      2,564      1,306      2,948
    Capital expenditures................      1,088      3,885      9,391      1,286        425

                                                   DECEMBER 31,                 MARCH 31,
                                          -------------------------------  --------------------
                                            1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------
                                                                               (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
BALANCE SHEET DATA:
    Working capital (deficit)...........  $  (1,105) $     (99) $   1,135  $    (441) $   1,722
    Property, plant and equipment,
      net...............................      4,994      8,206     16,965      8,171     17,148
    Total assets........................      7,272     11,089     27,303     11,887     27,653
    Long-term debt, net of current
      portion(3)........................      1,781      3,961      4,015      3,442      5,943
    Shareholders' equity................      2,007      4,157     13,593      4,522     14,583
OPERATING DATA:
    Miles of pipeline(4)................         35        146        584        233        702
    Operating pipeline systems:
         Intrastate transmission........          0          1          2          1          2
         End-user.......................         11         11         17         12         16
         Gathering......................          5          5         24         11         25
                                          ---------  ---------  ---------  ---------  ---------
      Total operating pipeline
      systems...........................         16         17         43         24         43
                                          =========  =========  =========  =========  =========
    Natural gas volumes transported or
      sold, net (Mmcf/d)(5).............         31         44        102        113        133
    Daily volume capacity (Mmcf/d)......        182        302        574        462        581

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------

(1) Operating revenues less operating expenses.

(2) See "Glossary" for a definition of EBITDA. EBITDA is not a measure of operating income, operating performance, or liquidity under generally accepted accounting principles. The Company includes EBITDA data because it understands such data is used by certain investors to determine the Company's historical ability to service its indebtedness.

(3) See Note 5 to the Company's "Consolidated Financial Statements."

(4) Includes all of the miles of pipeline of the various pipelines that the Company owns an interest in or operates.

(5) Includes natural gas volumes contracted for, transported or sold through the Company's pipeline systems. Transported oil volumes have been converted to an equivalent unit basis which is 6 Mcf to 1 Bbl, consistent with industry standards, for each of the years ended December 31, 1994, 1995 and 1996 and the three-month period ended March 31, 1997.

                                  RISK FACTORS

     In addition to other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company before purchasing the Common Stock offered hereby.

INTEGRATION OF RECENT ACQUISITIONS; LIMITED COMBINED OPERATING HISTORY

     The Company has a limited operating history with regard to a significant portion of its operations, including the AlaTenn Systems, which are significantly larger than the Company's previous acquisitions and represents a substantial increase in the scope of the Company's business. Since 1994, the Company also acquired 29 other pipeline systems which collectively comprised $7.9 million or 27% of the Company's revenues for the year ended 1996 and $11.4 million or 62% of the Company's property, plant and equipment at December 31, 1996. See "Business and Properties -- Principal Systems." The integration and consolidation of the AlaTenn Acquisition and the Company's other recent acquisitions will require substantial management time and financial and other resources. While management believes that it has sufficient financial and management resources to accomplish the integration of the AlaTenn Systems and the Company's other recent acquisitions, there can be no assurances in this regard or that the Company will not experience difficulties with customers, personnel or operations. Any failure or any inability to successfully integrate the AlaTenn Systems or any other significant acquisition may have a material adverse effect on the Company's results of operations and financial condition.

RAPID GROWTH; DEPENDENCE ON ACQUISITIONS

     The Company has grown rapidly in recent years primarily due to its acquisition and construction of a number of pipelines. A key part of the Company's business strategy is continuous growth through strategic acquisitions. The Company will consider and evaluate acquisitions on a continuous basis, and a period of rapid growth could place a significant strain on the Company's management, operations and other resources. There can be no assurance that the Company will continue to be able to identify attractive or willing acquisition candidates, or that the Company will be able to acquire such candidates on economically acceptable terms. The Company will compete with other intrastate and interstate pipeline companies for suitable acquisition candidates in the future. The Company's growth strategy is also capital intensive in nature and depends in large measure on its ability to successfully acquire or construct additional pipeline systems. The Company's ability to grow through acquisitions and manage such growth will require the Company to continue to invest in its operational, financial and management information systems and to attract, retain, motivate and effectively manage its employees. The inability of the Company's management to manage growth effectively would have a material adverse effect on the financial condition, results of operations and business of the Company. As the Company pursues its acquisition strategy in the future, its financial position and results of operations may fluctuate significantly from period to period. Additionally, in connection with any acquisition made by the Company, including the AlaTenn Acquisition, there may be liabilities that the Company fails or is unable to discover, including liabilities arising from non-compliance with governmental regulation and environmental laws by prior owners, and for which the Company, as a successor owner, may be responsible. See "Business and Properties -- Business Strategy."

RELIANCE ON OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The Company is dependent on the services of certain key management personnel, the loss of whose services could have a material adverse effect on the Company. In particular, the Company depends on the services of Dan C. Tutcher, Chairman of the Board, President and Chief Executive Officer, I. J. Berthelot, II, Vice President of Operations, Chief Engineer and director, and Richard A. Robert, Chief Financial Officer and Treasurer. Each of these individuals is party to an employment agreement with the Company. There can be no assurance that any of these persons will remain employed by the Company, or that these persons will not participate in businesses that compete with the Company in the future. In seeking qualified personnel, the Company will be required to compete with companies having greater financial and other resources than the Company. Since the Company's future success will depend on its ability to attract and retain qualified personnel, the inability to do so could have a materially adverse affect on its business. See "Management."

ABILITY TO SECURE ADDITIONAL FINANCING

     The Company's growth strategy is capital intensive in nature and depends in large measure on its ability to successfully acquire or construct additional pipeline systems. The ability of the Company to generate cash flow and obtain financing from third parties will depend on the Company's future performance and liquidity. The Company's strategy of acquiring or constructing pipelines is dependent upon its ability to obtain financing for such acquisitions and construction projects. The Company expects to utilize its existing credit facility (the "Credit Agreement") provided by Bank One, Texas N.A. ("Bank
One") to borrow a portion of the funds required for any given transaction or project. Pursuant to the Credit Agreement, the Company's current aggregate borrowing availability is limited to $46.5 million and is subject to semi-annual borrowing base redeterminations based on the performance of the Company's existing assets and certain events such as the Company's acquisition or disposition of assets through new construction or acquisition activity. If funds under the Credit Agreement are not available to fund acquisition and construction projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its acquisition strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" and "Business and Properties."

RISKS OF COMPETITION FROM LARGER COMPETITORS

     The Company has numerous competitors in its geographic areas of operations, many of which are larger pipeline companies with more extensive pipeline networks. Many of these competitors, particularly those affiliated with major integrated oil and interstate and intrastate pipeline companies, have financial resources substantially greater than those of the Company and have access to supplies of natural gas substantially greater than those available to the Company. In particular, Southern Natural Gas, Inc. ("Southern"), a subsidiary of Sonat, Inc. ("Sonat") has filed an application with the Federal Energy Regulatory Commission ("FERC") to build a 110-mile pipeline from Tuscaloosa, Alabama to northern Alabama to provide gas to two municipal customers in that geographic area. Those two customers, accounting for approximately 26% or $3 million of the AlaTenn Subsidiaries' gross margin in 1996, have entered into a 20-year contract with Southern to provide natural gas transportation services if the proposed pipeline is constructed. Since these contracts with Southern cover substantially all of the current natural gas requirements of these two customers, if the pipeline is constructed, the Company will lose the firm transportation gas volumes of these customers at some point in the future unless the Company is able to renew the contracts or obtain new customers. If the Sonat pipeline is constructed, it may have a material adverse effect on the financial condition, results of operations and business of the Company. See "Business and Properties -- Competition."

FACTORS AFFECTING INTERSTATE PIPELINE OPERATIONS

     The MIT System is subject to regulation as an interstate pipeline by FERC, which entails numerous legislative and regulatory restrictions that are subject to change and could affect the MIT System to various degrees. Significant interstate regulatory factors that have affected or may affect the MIT System from time to time include the following (i) potential inability to obtain authorization for additional allowable firm throughput and rate increases from regulatory authorities in adequate amounts on a timely basis, (ii) uncertainties relating to interstate pipeline restructuring pursuant to FERC Order No. 636 ("Order 636") and new requirements for gas supply resulting from such restructuring, (iii) attempts by large volume customers or gas suppliers to construct gas facilities to connect to an interstate pipeline or other source of gas supply in order to bypass the Company's systems, (iv) uncertainties related to customers' projected energy requirements and (v) uncertainties related to regulation of interstate pipelines which supply distribution companies. See "Business and Properties -- Natural Gas Supply" and "Business and Properties -- Rate and Regulatory Matters."

FLUCTUATIONS IN DEMAND DUE TO WEATHER

     The Company has had quarter-to-quarter fluctuations in its financial results in the past due to changes in demand for natural gas primarily because of weather. Although, historically, quarter-to-quarter fluctuations resulting from weather variations have not been significant, the acquisitions of Magnolia and the MIT System are expected to increase the impact that weather conditions have on the Company's financial results. In particular, demand on both the Magnolia System and the MIT System is expected to fluctuate due to weather variations because of the large municipal or other seasonal customers which are served by these systems. There can be no assurances that the Company's efforts to minimize such effects will have any impact on future quarter to quarter fluctuations due to changes in demand resulting from weather conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- General."

RISK OF ADVERSE PRICE CHANGES OR GAS MARKETING OPERATIONS

     As part of its natural gas marketing activities, the Company buys natural gas on the spot market for customers served by pipeline systems owned by the Company and for sales to those customers. Generally, natural gas is purchased under contracts that contain terms allowing prices to be determined by prevailing market conditions. Concurrently, the Company resells the gas at higher prices under sales contracts which are compatible as to term, price escalation, renegotiation and other material matters. The Company earns the difference between the gas purchase price it pays and the sales price it receives. Gas marketing is characterized by a high degree of competition and narrow margins. The profitability of the natural gas marketing operations of the Company depends in large part on the ability of the Company's management to assess and respond to changing market conditions in negotiating these natural gas purchase and sale agreements. As a consequence of the increase in competition in the industry and volatility of natural gas prices there has been a reluctance of end-users to enter into long-term purchase contracts. Moreover, consumers have shown an increased willingness to switch fuels between gas and alternate fuels in response to relative price fluctuations in the market. The inability of management to respond appropriately to changing market conditions could have a negative effect on the Company's profitability. The Company's gas marketing activities which utilize third-party transporters also exposes the Company to economic risk resulting from imbalances or nominated volume discrepancies which can result either in penalties having a negative impact on earnings or a transaction gain, depending on how and when imbalances are corrected. See "Business and Properties -- Major Customers."

RISKS OF INADEQUATE GAS SUPPLIES

     The Company has historically purchased substantially all of its gas from unaffiliated third parties and on the spot market. These purchase contracts may be affected by factors beyond both the Company's and the gas suppliers' control such as capacity constraints, temporary regional supply shortages, and, with regard to its gathering systems, other parties having control over the drilling of new wells, inability of wells to deliver gas at required pipeline quality and pressure, and depletion of reserves. The future performance of the Company will depend to a great extent on the throughput levels achieved by the Company with respect to its existing pipelines and the pipelines acquired or constructed by it in the future. In order to maintain the throughput on its gathering systems at current levels, the Company must access new natural gas supplies to offset the natural decline in reserves as such supplies are produced. See "Business and Properties -- Natural Gas Supply."

CHANGES IN GOVERNMENT REGULATION AND CONTINUING INDUSTRY TRANSITION

     Changes in the regulatory environment for the natural gas transportation industry, most notably Order 636, have profoundly affected the economics and structure of the natural gas transmission industry, and may continue to do so in the future. There can be no assurance that such evolution will ultimately result in greater opportunities for smaller gas pipeline companies. Furthermore, there can be no assurance that such regulations will be effective in meeting their goals of creating a level playing field for all natural gas buyers and sellers. FERC could issue new regulations which may subject some portion of the Company's unregulated business activity to FERC regulation, subject the MIT System to additional regulation or adversely affect the conduct of the Company's business. The construction, operation, maintenance and safety of the Company's intrastate pipelines are typically regulated by the state regulatory commissions with jurisdictional authority. As in the case of potential federal regulatory changes, there can be no assurances that state regulatory measures will not adversely affect the Company's intrastate business and financial condition. In such events, state regulatory authorities could temporarily suspend or hinder operations in a particular state, depending on the authority's view of its jurisdiction. Regulators at the state level have generally followed FERC's lead by allowing increased competition behind local distribution companies ("LDCs"); however, there can be no assurance that every state will follow this practice. See "Business and Properties -- Rate and Regulatory Matters."

LIABILITIES AND COSTS UNDER ENVIRONMENTAL LAWS

     The Company is subject to federal, state and local laws, regulations and ordinances relating to the environment, health and safety, waste management, and transportation of hydrocarbons and chemical products. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued pursuant to them, and violators are subject to civil and criminal penalties, including civil fines, injunctions, or both. Liability may be incurred without regard to fault for the cost of remediation of contaminated areas. Private parties, including the owners of property through which the Company's pipelines pass, may also have the right to pursue legal actions to enforce compliance and seek damages for noncompliance with environmental laws and regulations. The Company will make expenditures in connection with environmental matters as part of its normal operations and capital expenditures and the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the Company's compliance costs and the cost of any remediation which may become necessary. There is inherent risk of the incurrence of environmental costs and liabilities in the Company's business due to its handling of oil, gas and petroleum products, historical industry waste disposal practices and prior use of gas flow meters containing mercury. There can be no assurance that material environmental costs and liabilities will not be incurred by the Company. Furthermore, there can be no assurance that the Company's environmental impairment insurance will provide sufficient coverage in the event an environmental claim is made against the Company. An uninsured or underinsured claim of sufficient magnitude could have a material adverse effect on the Company's financial condition. Additionally, in connection with any acquisition made by the Company, including the AlaTenn Acquisition, there may be liabilities that the Company fails or is unable to discover, including liabilities arising from non-compliance with governmental regulation and environmental laws by prior owners, and for which the Company, as a successor owner, may be responsible. See "Business and Properties -- Rate and Regulatory Matters" and "Business and Properties -- Insurance."

HAZARDS AND OPERATING RISKS OF PIPELINE OPERATIONS

     The Company's operations are subject to the many hazards inherent in the natural gas transmission industry. These include damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other acts of God, inadvertent damage from construction and farm equipment, leakage of natural gas and other hydrocarbons, fires and explosions, and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations. The Company maintains such insurance protection as it believes to be adequate against normal risks in its operations. There is no assurance that any such insurance protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event not fully insured against could materially adversely affect the Company's operations and financial condition. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Business and Properties -- Insurance." Should catastrophic conditions occur which interrupt delivery of gas for any reason, such occurrence could have a material impact on the profitability of the Company's operations.

NO ASSURANCE OF FUTURE DIVIDENDS

     The holders of the Common Stock are entitled to receive dividends if, when and as declared by the board of directors of the Company (the "Board") out of funds legally available therefor. The Company's current policy is to declare quarterly cash dividends at a rate of $.08 per share of Common Stock. The amount of future cash dividends, if any, will depend upon future earnings, capital requirements, covenants contained in various financing agreements of the Company and its subsidiaries, the financial condition of the Company and certain other factors. Accordingly, there can be no assurance that dividends will be paid by the Company in the future. See "Price Range of Common Stock and Dividend Policy."

LIMITED TRADING MARKET FOR COMMON STOCK

     The Company's Common Stock is traded on the AMEX. Average daily trading volume for the Common Stock as reported by the AMEX for the first quarter 1997 was approximately 4,900 shares. Despite the increase in the number of shares of Common Stock to be publicly held as a result of the Offering, there can be no assurance that a more active trading market in the Common Stock will develop. Because there is a small public float in the Common Stock and it is thinly traded, sales of small amounts of Common Stock in the public market could materially adversely affect the market price for the Common Stock. Sales of Common Stock, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Stock and may make it more difficult for the Company to sell shares of Common Stock in the future at times and for prices that it deems appropriate. Upon completion of the Offering, the Company will have 4,500,000 shares of Common Stock outstanding (4,815,000 shares if the Underwriters' over-allotment option is exercised in full). The 2,100,000 shares of Common Stock sold in the Offering (2,415,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be affiliates of the Company (as that term is defined under the Securities Act). Substantially all of the remaining 2,500,000 shares of Common Stock outstanding immediately following the Offering will be transferable without restriction or registration under the Securities Act, except for approximately 1,200,000 shares purchased by persons deemed to be affiliates of the Company (as that term is defined under the Securities Act) which will be subject to the volume restrictions under Rule 144. See "Shares Eligible for Future Sale."

                           FORWARD LOOKING STATEMENTS

     This Prospectus includes forward looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this report are forward looking statements. Such forward looking statements include, without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" and "Business and Properties" regarding the Company's estimate of the sufficiency of existing capital resources, its ability to raise additional capital to fund cash requirements for future operations, whether funds provided by operations will be sufficient to meet its operational needs in the foreseeable future and its ability to utilize net operating loss ("NOL") carryforwards prior to their expiration. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations reflected in such forward looking statements will prove to be correct. The ability to achieve the Company's expectations is contingent upon a number of factors which include (i) the timely approval of the Company's acquisition candidates by appropriate governmental and regulatory agencies, (ii) the effect of any current or future competition, (iii) the retention of key personnel and (iv) the Company's ability to obtain sufficient financing to fund operations and the timing of such financing. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this report, including without limitation those statements made in conjunction with the forward looking statements included in this report.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $27.8 million ($32.0 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discount and offering expenses to be paid by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

     The Company will use the proceeds of the Offering to pay down a portion of the Company's existing indebtedness under the Credit Agreement representing the Acquisition Debt. The Credit Agreement currently provides borrowing availability as follows (i) a $13.0 million facility, of which $3.0 million can be used for working capital needs and $10.0 million is available for issuance of letters of credit, with an initial commitment expiring in August 1999 (the "Working
Capital Facility"), (ii) a three-year, $38.5 million reducing revolving line of credit (the "Reducing Revolver") of which a $7.0 million bridge portion (the "Equity Bridge") matures in August 1997, and (iii) a three-year, $5.0 million reducing revolving line of credit intended specifically for use by the MIT System (the "MIT Revolver"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

     The current interest rate under the Credit Agreement varies at the Company's option subject to certain limitations. The per annum interest rate for the Reducing Revolver and the MIT Revolver is either the Bank One base rate plus
 .25% or the London Interbank Offering Rate plus 2.50% when the outstanding principal loan balance is less than 50% of the Borrowing Base (as defined in the Credit Agreement) amount. When such loan balance is greater than .50% of the Borrowing Base, the per annum interest rate options for the Reducing Revolver and the MIT Revolver increase to the Bank One base rate plus .50% or the London Interbank Offering Rate plus 2.75%. With respect to the Working Capital Facility, the per annum interest is the Bank One base rate plus .50%.

     The proceeds of the Offering will be used to pay down $20.8 million of the Reducing Revolver and the entire outstanding balance of the Equity Bridge. Following the reduction of the Credit Agreement with the proceeds of the Offering, the outstanding indebtedness under the Credit Agreement will be approximately $15.1 million and the available borrowings thereunder will be approximately $31.4 million, ($10.9 million and $35.6 million, respectively, if the Underwriters' over-allotment option is exercised in full). The outstanding indebtedness under the Credit Agreement has been used for various acquisitions by the Company, including the AlaTenn Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock had no established trading market during the three years prior to August 9, 1996, when it began trading on the AMEX under the symbol "MRS." The following table sets forth the high and low sales prices for the Common Stock as reported on the American Stock Exchange Composite Tape:

                                           PRICE RANGE           COMMON
                                       --------------------       STOCK
                                         HIGH        LOW        DIVIDENDS
                                          ---        ---        ---------

Year Ended December 31, 1996:
     Third Quarter (from August 9,
     1996)...........................  $  10 1/4   $  9 1/16       $ .08
     Fourth Quarter..................     10 7/8      9 3/4          .08
Year Ended December 31, 1997:
     First Quarter...................  $  17 1/2   $ 10 1/4        $ .08
     Second Quarter (through June 4,
     1997)...........................     16         13 5/8          .08

     On June 4, 1997, the closing price per share for the Common Stock, as reported by the AMEX, was $14.75 per share, and there were approximately 309 record holders of Common Stock.

     The Company historically paid dividends on its 5% cumulative preferred stock, which was redeemed in May 1996. Dividends on the Common Stock were initiated in August 1996 and have been paid in each successive quarter. See "Description of Capital Stock."

     It is the Company's current policy to continue to pay a quarterly dividend; however, the amount of future cash dividends, if any, will depend upon future earnings, results of operations, capital requirements, covenants contained in various financing agreements of the Company and its subsidiaries, the financial condition of the Company and certain other factors. Accordingly, there can be no assurance that dividends will be paid by the Company on the future. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of March 31, 1997, (ii) the pro forma combined capitalization of the Company after giving effect to the completion and financing of the AlaTenn Acquisition as if it had occurred on that date and (iii) the pro forma combined capitalization of the Company as adjusted for the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds" (assuming net proceeds to the Company of approximately $28 million and no exercise of the Underwriters' over-allotment option). The following table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" and "Consolidated Financial Statements" included elsewhere in this Prospectus.

                                         AS OF MARCH 31, 1997
                                       -------------------------
                                                      PRO FORMA
                                         ACTUAL      AS ADJUSTED
                                       ----------    -----------
                                            (IN THOUSANDS)
Total long-term debt, net of current
portion..............................  $    5,943     $  15,876
Shareholders' equity:
     Common Stock, $.01 par value;
     10,000,000
     shares authorized; 2,500,000
     shares issued and
     outstanding, 4,500,000 issued
     and outstanding as
     adjusted(1).....................          25            45
Paid-in capital......................      26,941        54,686
Accumulated deficit..................     (12,352)      (12,352)
Unearned compensation................         (31)          (31)
                                       ----------    -----------
Total shareholders' equity...........  $   14,583     $  42,348
                                       ----------    -----------
Total capitalization.................  $   20,526     $  58,224
                                       ==========    ===========

------------

(1) Does not include (i) 100,000 shares of Common Stock issuable upon the exercise of the Warrants, (ii) 34,349 shares issuable upon the exercise of the Triumph Warrants, (iii) 280,000 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options under the Company's stock option plans and (iv) the issuance of shares of Common Stock on exercise of the over-allotment option granted to the Underwriters. See "Management -- Executive Compensation," "Description of Capital
    Stock -- Outstanding Warrants" and "Underwriting."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial information for the fiscal years ended December 31, 1992, 1993, 1994, 1995 and 1996, and for the three-month periods ended March 31, 1996 and 1997, set forth below is derived from and should be read in conjunction with the Company's "Consolidated Financial Statements" and accompanying notes appearing elsewhere in this Prospectus. The data for the three-month periods ended March 31, 1996 and 1997 are derived from and qualified by reference to the Company's "Consolidated Financial Statements" appearing elsewhere herein and, in the opinion of management of the Company, includes all adjustments that are of a normal recurring nature and necessary for a fair presentation. See "Managements Discussion and Analysis of Financial Condition and Results of Operations" and the Company's "Consolidated Financial Statements."

                                                                                              THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      MARCH 31,
                                       ----------------------------------------------------  --------------------
                                       1992(1)     1993       1994       1995       1996       1996       1997
                                       -------   ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                 (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Operating revenues.................  $ 5,103   $  17,757  $  14,969  $  15,622  $  29,415  $   5,584  $  12,964
  Operating income(2)................      146       1,273        349      2,569      2,573        533      1,299
  Interest expense...................       31         178        189        339        413        120         95
  Income before income taxes and
    cumulative effect of a change in
    accounting principle.............      135         818        148      2,193      1,914        374      1,132
  Net income.........................      135         765         27      2,193      1,914        374      1,132
  Net income (loss) applicable to
    common shareholders..............      117         706        (32)     2,134      1,891        359      1,132
PER SHARE DATA:
  Net income (loss) applicable to
    common shareholders..............  $  0.09   $    0.52  $   (0.02) $    1.48  $    1.00  $    0.24  $    0.45
  Weighted average number of common
    shares outstanding...............    1,353       1,360      1,391      1,440      1,886      1,466      2,500
OTHER DATA:
  Depreciation, depletion and
    amortization.....................  $    57   $     264  $     259  $     452  $     818  $     151  $     255
  General and administrative.........      168         889        849        785      1,223        199        374
  EBITDA(3)..........................      202       1,538        609      3,021      3,193        664      1,494
  Cash flow from operating
    activities.......................      289         815       (515)     2,361      2,564      1,306      2,948
  Capital expenditures...............    1,303         955      1,088      3,885      9,391      1,286        425

                                                           DECEMBER 31,                           MARCH 31,
                                       ----------------------------------------------------  --------------------
                                        1992       1993       1994       1995       1996       1996       1997
                                       -------   ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                 (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)..........  $  (387)  $    (393) $  (1,105) $     (99) $   1,135  $    (441) $   1,722
  Property, plant and equipment,
    net..............................    3,467       2,780      4,994      8,206     16,965      8,171     17,148
  Total assets.......................    5,567       6,439      7,272     11,089     27,303     11,887     27,653
  Long-term debt, net of current
    portion..........................    2,052         670      1,781      3,961      4,015      3,442      5,943
  Shareholders' equity...............    1,315       2,029      2,007      4,157     13,593      4,522     14,583

------------

(1) Reflects eight months of operations from the Company's incorporation in May 1992.

(2) Operating revenues less operating expenses.

(3) See "Glossary" for a definition of EBITDA. EBITDA is not a measure of operating income, operating performance, or liquidity under generally accepted accounting principles. The Company includes EBITDA data because it understands such data is used by certain investors to determine the Company's historical ability to service its indebtedness.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated statements of operations of the Company for the year ended December 31, 1996 and the three months ended March 31, 1997 and the unaudited pro forma consolidated balance sheet of the Company as of March 31, 1997 (the "Unaudited Pro Forma Consolidated Financial Statements") give effect to (i) the Harmony Acquisition under the purchase method of accounting, (ii) the AlaTenn Acquisition under the purchase method of accounting, (iii) the borrowing by the Company of $39.4 million, plus an estimated $475,000 in related financing costs, to finance the AlaTenn Acquisition and (iv) the issuance and sale of 2,000,000 shares of the Company's Common Stock pursuant to the Offering and the application of the estimated net proceeds therefrom to reduce the Acquisition Debt incurred by the AlaTenn Acquisition.

     The unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the three months ended March 31, 1997 were prepared assuming that the transactions described above were consummated as of the beginning of each period presented. The unaudited pro forma consolidated balance sheet as of March 31, 1997 includes the historical purchase accounting entries made for the Harmony Acquisition and was prepared assuming that the transactions described in (ii), (iii), and (iv) above were consummated as of March 31, 1997.

     The Unaudited Pro Forma Consolidated Financial Statements are based upon the historical consolidated and combined financial statements of the Company and the AlaTenn Subsidiaries and the historical summary of revenue and direct operating expenses of the Harmony System included elsewhere in this Prospectus and should be read in conjunction with those consolidated and combined financial statements and historical summary and the notes thereto. Because of the seasonal nature of the Company's and the AlaTenn Subsidiaries' operations, among other factors, the results of the interim periods presented are not necessarily indicative of the results to be expected of an entire year.

     The pro forma adjustments and the resulting Unaudited Pro Forma Consolidated Financial Statements have been prepared based upon available information and certain assumptions and estimates deemed appropriate by the Company. A final determination of required purchase accounting adjustments, including the possible incurrence of a maximum of $2 million in contingent payments and the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made for the AlaTenn Acquisition. Accordingly, the purchase accounting adjustments for the AlaTenn Acquisition reflected in the pro forma information are preliminary and have been made solely for purposes of developing such information. The Company's management believes, however, that the pro forma adjustments and the underlying assumptions and estimates reasonably present the significant effects of the transactions reflected thereby and that any subsequent changes in the underlying assumptions and estimates will not materially affect the Unaudited Pro Forma Consolidated Financial Statements presented herein. The Unaudited Pro Forma Consolidated Financial Statements do not purport to represent what the Company's financial position or results of operations actually would have been had the Harmony Acquisition, AlaTenn Acquisition and the Offering occurred on the dates indicated or to project the Company's financial position or results of operations for any future date or period. Furthermore, the Unaudited Pro Forma Consolidated Financial Statements do not reflect changes that may occur as the result of post-combination activities and other matters (except as described in note 2). The results of operations of the Harmony Acquisition have been included with the Company's actual results of operations since its acquisition in October 1996 and the results of operations of the AlaTenn Subsidiaries will be included with the Company's actual results of operations only from May 30, 1997, the date on which the AlaTenn Acquisition was consummated.

                        MIDCOAST ENERGY RESOURCES, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             PRO FORMA
                                                 HISTORICAL           -------------------------------------------------------
                                           -----------------------      HARMONY        ALATENN
                                                        ALATENN       ACQUISITION    ACQUISITION     COMBINED      OFFERING
                                           COMPANY    SUBSIDIARIES    ADJUSTMENTS    ADJUSTMENTS    OPERATIONS    ADJUSTMENTS
                                           -------    ------------    -----------    -----------    ----------    -----------
OPERATING REVENUES:
    Sale of natural gas and
      transportation fees...............   $26,496      $113,429                                     $139,925
    Natural gas processing revenue......    2,460         --            $ 3,562 (a)                     6,022
    Other revenue.......................      459         --                                              459
                                           -------    ------------    -----------                   ----------
         Total operating revenues.......   29,415        113,429          3,562                       146,406
                                           -------    ------------    -----------                   ----------
OPERATING EXPENSES:
    Cost of natural gas and
      transportation fees...............   23,170        102,157                                      125,327
    Natural gas processing costs........    1,443         --              2,908 (a)                     4,351
    Depreciation, depletion and
      amortization......................      818            584             71 (b)    $   141 (b)      1,614
    General and administrative..........    1,223          3,961                        (1,552)(c)      3,632
    Other expenses......................      188         --                                              188
                                           -------    ------------    -----------    -----------    ----------
         Total operating expenses.......   26,842        106,702          2,979         (1,411)       135,112
                                           -------    ------------    -----------    -----------    ----------
         Operating income...............    2,573          6,727            583          1,411         11,294
NON-OPERATING ITEMS:
    Interest expense....................     (413)            (1)          (186)(d)     (3,242)(d)     (3,842)     $   2,222 (d)
    Minority interest in consolidated
      subsidiaries......................     (198)        --                                             (198)
    Other income (expense), net.........      (48)           549                                          501
                                           -------    ------------    -----------    -----------    ----------    -----------
INCOME BEFORE INCOME TAXES..............    1,914          7,275            397         (1,831)         7,755          2,222
PROVISION FOR INCOME TAXES..............     --           (2,642)           (20)(e)      2,274 (e)       (388)        (2,706)(f)
                                           -------    ------------    -----------    -----------    ----------    -----------
         Net income.....................    1,914          4,633            377            443          7,367           (484)
5% CUMULATIVE PREFERRED STOCK
  DIVIDENDS.............................      (23 )       --                                              (23)
                                           -------    ------------    -----------    -----------    ----------    -----------
NET INCOME APPLICABLE TO COMMON
  SHAREHOLDERS..........................   $1,891       $  4,633        $   377        $   443       $  7,344      $    (484)
                                           =======    ============    ===========    ===========    ==========    ===========
NET INCOME PER SHARE....................   $ 1.00                                                    $   3.89
                                           =======                                                  ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING...........................    1,886                                                       1,886          2,000 (i)
                                           =======                                                  ==========    ===========

                                            COMBINED
                                           OPERATIONS
                                          AND OFFERING
                                          ------------
OPERATING REVENUES:
    Sale of natural gas and
      transportation fees...............    $139,925
    Natural gas processing revenue......       6,022
    Other revenue.......................         459
                                          ------------
         Total operating revenues.......     146,406
                                          ------------
OPERATING EXPENSES:
    Cost of natural gas and
      transportation fees...............     125,327
    Natural gas processing costs........       4,351
    Depreciation, depletion and
      amortization......................       1,614
    General and administrative..........       3,632
    Other expenses......................         188
                                          ------------
         Total operating expenses.......     135,112
                                          ------------
         Operating income...............      11,294
NON-OPERATING ITEMS:
    Interest expense....................      (1,620)
    Minority interest in consolidated
      subsidiaries......................        (198)
    Other income (expense), net.........         501
                                          ------------
INCOME BEFORE INCOME TAXES..............       9,977
PROVISION FOR INCOME TAXES..............      (3,094)
                                          ------------
         Net income.....................       6,883
5% CUMULATIVE PREFERRED STOCK
  DIVIDENDS.............................         (23)
                                          ------------
NET INCOME APPLICABLE TO COMMON
  SHAREHOLDERS..........................    $  6,860
                                          ============
NET INCOME PER SHARE....................    $   1.77
                                          ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING...........................       3,886
                                          ============

See accompanying notes to unaudited pro forma consolidated financial statements including notes 2 and 3 for parenthetical references to pro forma adjustments.

                        MIDCOAST ENERGY RESOURCES, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          PRO FORMA
                                              HISTORICAL          ---------------------------------------------------------
                                       ------------------------     ALATENN                                     COMBINED
                                                     ALATENN      ACQUISITION     COMBINED       OFFERING      OPERATIONS
                                       COMPANY    SUBSIDIARIES    ADJUSTMENTS    OPERATIONS    ADJUSTMENTS    AND OFFERING
                                       --------   -------------   ------------   -----------   ------------   -------------
OPERATING REVENUES:
    Sale of natural gas and
      transportation fees............  $11,417       $32,055                       $43,472                       $43,472
    Natural gas processing revenue...    1,470        --                             1,470                         1,470
    Other revenue....................       77        --                                77                            77
                                       --------   -------------                  -----------                  -------------
         Total operating revenues....   12,964        32,055                        45,019                        45,019
                                       --------   -------------                  -----------                  -------------
OPERATING EXPENSES:
    Cost of natural gas and
      transportation fees............   10,299        29,249                        39,548                        39,548
    Natural gas processing costs.....      726        --                               726                           726
    Depreciation, depletion and
      amortization...................      255           147         $   35 (b)        437                           437
    General and administrative.......      374           873           (391)(c)        856                           856
    Other expenses...................       11        --                                11                            11
                                       --------   -------------   ------------   -----------                  -------------
         Total operating expenses....   11,665        30,269           (356)        41,578                        41,578
                                       --------   -------------   ------------   -----------                  -------------
         Operating income............    1,299         1,786            356          3,441                         3,441
NON-OPERATING ITEMS:
    Interest expense.................      (95)       --               (842)(d)       (937)      $    577 (d)
     (360)
    Minority interest in consolidated
      subsidiaries...................      (60)       --                               (60)                          (60)
    Other income (expense), net......      (12)            4                            (8)                           (8)
                                       --------   -------------   ------------   -----------   ------------   -------------
INCOME BEFORE INCOME TAXES...........    1,132         1,790           (486)         2,436            577          3,013
PROVISION FOR INCOME TAXES...........    --             (648)           526 (e)       (122)          (854)(f)       (976)
                                       --------   -------------   ------------   -----------   ------------   -------------
NET INCOME APPLICABLE TO COMMON
  SHAREHOLDERS.......................  $ 1,132       $ 1,142         $   40        $ 2,314       $   (277)       $ 2,037
                                       ========   =============   ============   ===========   ============   =============
NET INCOME PER SHARE.................  $  0.45                                     $  0.93                       $  0.45
                                       ========                                  ===========                  =============
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING.................    2,500                                       2,500          2,000 (i)      4,500
                                       ========                                  ===========   ============   =============

See accompanying notes to unaudited pro forma consolidated financial statements including notes 2 and 3 for parenthetical references to pro forma adjustments.

                        MIDCOAST ENERGY RESOURCES, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)

                                                                                          PRO FORMA
                                              HISTORICAL          ---------------------------------------------------------
                                       ------------------------     ALATENN                                     COMBINED
                                                     ALATENN      ACQUISITION     COMBINED       OFFERING      OPERATIONS
               ASSETS                  COMPANY    ACQUISITIONS    ADJUSTMENTS    OPERATIONS    ADJUSTMENTS    AND OFFERING
                                       --------   -------------   ------------   -----------   ------------   -------------
CURRENT ASSETS:
    Cash and cash equivalents........  $ 3,041      $ --                          $   3,041                     $   3,041
    Accounts receivable..............    5,021          7,961                        12,982                        12,982
    Other current assets.............    --               859       $   (204)(g)        655                           655
                                       --------   -------------   ------------   -----------                  -------------
         Total current assets........    8,062          8,820           (204)        16,678                        16,678
                                       --------   -------------   ------------   -----------                  -------------
PROPERTY, PLANT AND EQUIPMENT, at
  cost:
    Natural gas transmission
      facilities.....................   12,142         24,287          8,811         45,240                        45,240
    Natural gas processing
      facilities.....................    3,789        --                              3,789                         3,789
    Other property, plant and
      equipment......................    2,949          4,132            (22)(g)      7,059                         7,059
                                       --------   -------------   ------------   -----------                  -------------
                                        18,880         28,419          8,789         56,088                        56,088
ACCUMULATED DEPRECIATION, DEPLETION
  AND AMORTIZATION...................   (1,732)       (15,837)        15,837 (g)     (1,732)                       (1,732)
                                       --------   -------------   ------------   -----------                  -------------
                                        17,148         12,582         24,626         54,356                        54,356
OTHER ASSETS, net of amortization....    2,443          1,468           (829)(g)      1,407                         1,407
                                                                      (1,675)(h)
                                       --------   -------------   ------------   -----------                  -------------
         Total assets................  $27,653      $  22,870       $ 21,918      $  72,441                     $  72,441
                                       ========   =============   ============   ===========                  =============
           LIABILITIES AND
        SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable and accrued
      liabilities....................  $ 6,061      $   6,988       $   (175)(g)  $  12,874                     $  12,874
    Current portion of deferred
      income.........................       83        --                                 83                            83
    Current portion of long-term debt
      payable to banks...............      197        --              10,757 (h)     10,954      $(10,757)(i)         197
                                       --------   -------------   ------------   -----------   ------------   -------------
         Total current liabilities...    6,341          6,988         10,582         23,911       (10,757)         13,154
                                       --------   -------------   ------------   -----------   ------------   -------------
LONG-TERM DEBT PAYABLE TO BANKS......    5,943        --              26,941 (h)     32,884       (17,008)(i)      15,876
OTHER DEFERRED LIABILITIES AND
  CREDITS:
    Deferred income taxes............    --             1,534         (1,534)(g)     --                           --
    Unamortized investment tax
      credits........................    --               223           (223)(g)     --                           --
    Deferred income and other........      131            965           (688)(g)        408                           408
                                       --------   -------------   ------------   -----------                  -------------
                                           131          2,722         (2,445)           408                           408
                                       --------   -------------   ------------   -----------                  -------------
MINORITY INTEREST IN
  CONSOLIDATED SUBSIDIARIES..........      655        --                                655                           655
COMMITMENTS AND CONTINGENCIES........                                                              --    (g)
SHAREHOLDERS' EQUITY:
    Common stock.....................       25              6             (6)(g)         25            20(i)           45
    Paid-in capital..................   26,941         11,276        (11,276)(g)     26,941        27,745(i)       54,686
    Retained earnings (deficit)......  (12,352)         1,878         (1,878)(g)    (12,352)                      (12,352)
    Unearned compensation............      (31)       --                                (31)                          (31)
                                       --------   -------------   ------------   -----------   ------------   -------------
         Total shareholders'
           equity....................   14,583         13,160        (13,160)        14,583        27,765          42,348
                                       --------   -------------   ------------   -----------                  -------------
         Total liabilities and
           shareholders' equity......  $27,653      $  22,870       $ 21,918      $  72,441                     $  72,441
                                       ========   =============   ============   ===========                  =============

See accompanying notes to unaudited pro forma consolidated financial statements including notes 2 and 3 for parenthetical references to pro forma adjustments.

                        MIDCOAST ENERGY RESOURCES, INC.
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED DECEMBER 31, 1996 AND THE
           THREE MONTHS ENDED MARCH 31, 1997 AND AS OF MARCH 31, 1997

1.  BASIS OF PRESENTATION

     The unaudited pro forma consolidated balance sheet is presented assuming the AlaTenn Acquisition and the Offering occurred on March 31, 1997. No pro forma balance sheet adjustments are required for the Harmony Acquisition because the acquisition occurred prior to March 31, 1997 and its effects are already reflected in the Company's historical balance sheet. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the three months ended March 31, 1997 are presented as if the AlaTenn Acquisition and the Offering occurred at the beginning of each period presented. The Unaudited Pro Forma Consolidated Financial Statements may not necessarily be indicative of the results which would actually have occurred if the AlaTenn Acquisition had been in effect on the date or for the periods indicated or which may result in the future.

2.  PRO FORMA ADJUSTMENTS -- STATEMENTS OF OPERATIONS

     The pro forma adjustments to the unaudited pro forma consolidated statements of operations reflect the following:

          (a) HARMONY SYSTEM -- The adjustments represent the revenues and direct operating expenses of the Harmony Acquisition for the period prior to August 1996.

          (b) DEPRECIATION -- The adjustment reflects the pro forma depreciation expense based on the allocation of the purchase price to the depreciable assets of the Harmony System and AlaTenn Subsidiaries and the continued use of historical depreciation methods for all assets.

          (c) GENERAL AND ADMINISTRATIVE EXPENSES -- A portion of the historical amounts incurred by the AlaTenn Subsidiaries for general and administrative expenses represent parent company allocations. The adjustment reflects reduction of such amounts based on Midcoast's projected actual cost of providing such corporate services. The historical amounts have been reduced by $755,000 for the twelve-month period ended December 31, 1996 and $283,000 for the three months ended March 31, 1997. In addition, general and administrative expenses have been reduced by $797,000 for the year ended December 31, 1996 and $179,000 for the three months ended March 31, 1997 to reflect the replacement of three AlaTenn Subsidiaries' officers with Midcoast management and other cost reductions, primarily costs associated with benefit plans that will remain with Atrion.

          (d) INTEREST EXPENSE -- The acquisition adjustments for interest expense reflect interest computed on the additional indebtedness incurred for the Harmony Acquisition and the AlaTenn Acquisition assuming they were financed entirely with debt. The principal amount of indebtedness incurred was approximately $43.5 million, including related financing costs, and the interest rate used to calculate the interest expense on the acquisition cost financed through the Reducing Revolver and the MIT Revolver was 8.43% and the remaining acquisition cost financed through the short-term Working Capital Facility was 9.0% (the Company's current effective interest rate). Interest expense also includes amortization of financing costs. The offering adjustment for interest expense reflects the reduction of debt incurred for the acquisitions using the estimated net proceeds of $27.8 million from the Offering.

          (e) INCOME TAXES -- The acquisition adjustment for income taxes represent the tax effect of the foregoing acquisition pro forma adjustments computed at a 39% statutory income tax rate which reflects both federal and state income tax rates, as well as the utilization of Midcoast's NOL carryforward.

          (f) INCOME TAXES (NOL LIMITATION) -- The Offering adjustment for income taxes represent the tax effect of the foregoing Offering pro forma adjustments computed at a 39% statutory income tax

                        MIDCOAST ENERGY RESOURCES, INC.
                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     rate, which reflects both federal and state income tax rates, as well as the annual limitation on the utilization of Midcoast's NOL carryforward resulting from the Offering due to a change in stockholder control as provided in Section 382 of the Internal Revenue Code.

3.  PRO FORMA ADJUSTMENTS -- BALANCE SHEET

     The pro forma adjustments to the unaudited pro forma consolidated balance sheet reflect the following:

          (g) ALLOCATION OF PURCHASE PRICE -- The adjustments reflect the recording of the AlaTenn Acquisition using the purchase method of accounting and the allocation of the purchase price (not including a maximum of $2 million in contingent payments) based on the Company's estimate of the fair value of the assets and liabilities acquired. The allocation of the purchase price is preliminary, as valuation and other studies have not been finalized; however, it is not expected that any goodwill will result from this transaction. It is not expected that the final allocation of the purchase price will produce materially different results from those presented herein except for the possible incurrence of a maximum of $2 million in contingent payments.

          (h) BANK DEBT -- The adjustments represent additional borrowings under the Company's existing credit facilities associated with the cash consideration paid for the AlaTenn Acquisition and related financing costs.

          (i) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL -- The adjustments reflect the issuance of 2,000,000 shares of Midcoast's Common Stock at an estimated price to the public of $15 per share. The estimated net proceeds of $27.8 million will be used to reduce the debt incurred for the AlaTenn Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Historical Consolidated Financial Data," the "Consolidated Financial Statements" and the notes thereto, included elsewhere herein.

GENERAL

     Since its formation, the Company has grown significantly as a result of the construction and acquisition of new pipeline facilities. The Company's principal business strategy is to increase its earnings and cash flow by acquiring or constructing pipeline systems, aggressively pursuing end-user customers, increasing utilization of its existing pipeline systems and processing plants in order to enhance the Company's profitability and improving cost efficiencies. Since 1994, the Company acquired or constructed 32 pipelines for an aggregate acquisition cost of over $50 million. See "Business and Properties -- Principal Systems." All acquisitions were accounted for under the purchase method of accounting for business combinations and accordingly, the results of operations for such pipelines are included in the Company's financial statements only from the applicable date of acquisition. As a result, the Company believes its historical results of operations for the periods presented may not be directly comparable. The Company believes the historical results of operations do not fully reflect the operating efficiencies and improvements that are expected to be achieved by integrating the acquired and newly constructed pipeline systems.

     The Company's results of operations are determined primarily by the volumes of gas transported, purchased and sold through its pipeline systems or processed at its processing facility. Most of the Company's operating costs do not vary directly with volume on existing systems, thus, increases or decreases in transportation volumes on existing systems generally have a direct effect on net income. Also, the addition of new pipeline systems typically results in a larger percentage of revenues being added to operating income as fixed overhead components are allocated over more systems. The Company derives its revenues from three primary sources: (i) transportation fees from pipeline systems owned by the Company, (ii) the processing and treating of natural gas and (iii) the marketing of natural gas.

     Transportation fees are received by the Company for transporting gas owned by other parties through the Company's pipeline systems. Typically, the Company incurs very little incremental operating or administrative overhead cost to transport gas through its pipeline systems, thereby recognizing a substantial portion of incremental transportation revenues as operating income.

     The Company's natural gas processing revenues are realized from the extraction and sale of natural gas liquids ("NGLs") as well as the sale of the residual natural gas. Once extracted, the NGLs are further fractionated in the Company's facilities into products such as ethane, propane, butanes, natural gasoline and condensate, then sold to various wholesalers along with raw sulfur from the Company's sulfur recovery plant. Typically, the Company enters into agreements with natural gas producers wherein the Company and the producer share in the revenue generated from the sale of NGLs extracted at the Company's facilities. The Company's processing operations can be adversely affected by declines in NGL prices, declines in gas throughput or increases in shrinkage or fuel costs. The Company entered the processing business in October 1996 with its purchase of the Harmony System.

     The Company's gas marketing revenues are realized through the purchase and resale of natural gas to the Company's customers. Generally, gas marketing activities will generate higher revenues and correspondingly higher expenses than revenues and expenses associated with transportation activities, given the same volumes of gas. This relationship exists because, unlike revenues derived from transportation activities, gas marketing revenues and associated expenses include the full commodity price of the natural gas acquired. The operating income the Company recognizes from its gas marketing efforts is the difference between the price at which the gas was purchased and the price at which it was resold to the Company's customers. The Company's strategy is to focus its marketing activities where the Company has a fixed asset investment rather than on third-party off-systems sales. The Company's marketing activities have historically varied greatly in response to market fluctuations.

     The Company has had quarter-to-quarter fluctuations in its financial results in the past due to the fact that the Company's natural gas sales and pipeline throughputs can be affected by changes in demand for natural gas primarily because of the weather. Although, historically, quarter-to-quarter fluctuations resulting from weather variations have not been significant, the acquisitions of the Magnolia System and the MIT System are expected to increase the impact that weather conditions have on the Company's financial results. In particular, demand on both the Magnolia System and the MIT System is expected to fluctuate due to weather variations because of the large municipal and other seasonal customers which are served by the respective systems. There can be no assurances that the Company's efforts to minimize such effects will have any impact on future quarter-to-quarter fluctuations due to changes in demand resulting from variations in weather conditions. Furthermore, future results could differ materially from historical results due to a number of factors including but not limited to interruption or cancellation of existing contracts, the impact of competitive products and services, pricing of and demand for such products and services and the presence of competitors with greater financial resources. See "Risk Factors -- Fluctuations in Demand Due to Weather."

     The Company has also from time to time derived significant income by capitalizing on opportunities in the industry to sell its pipeline systems on favorable terms as the Company receives offers for such systems which are suited to another company's pipeline network. Although no substantial divestitures are currently under consideration, the Company will from time to time solicit bids for selected properties which are no longer suited to its business strategy.

RESULTS OF OPERATIONS

     The following discussion does not include results of operations acquired in the AlaTenn Acquisition, which was completed in May 1997. See "Unaudited Pro Forma Consolidated Financial Statements."

COMPARISON OF THREE MONTH PERIODS ENDED MARCH 31, 1997 AND 1996

     OPERATING REVENUES. Operating revenues generated during the three months ended March 31, 1997 totaled approximately $13.0 million as compared to $5.6 million for the three months ended March 31, 1996, which represents a 132% increase in 1997. This increase is due primarily to the numerous pipeline acquisitions made during the second half of 1996 as well as the introduction of natural gas processing revenues in connection with the acquisition of the Harmony System. Processing revenues totalled approximately $1.5 million during the three months ended March 31, 1997.

     OPERATING EXPENSES. Operating expenses for the three months ended March 31, 1997 totaled approximately $11.7 million, or 131% higher than the comparable 1996 period. The increase is primarily attributable to the numerous pipeline acquisitions made during the second half of 1996 and the introduction of gas processing costs.

     Depreciation, depletion, and amortization expense was approximately $0.3 million in 1997, as compared to approximately $0.2 million in 1996. The increase in 1997 is primarily attributable to the pipeline acquisitions in 1996.

     General and administrative expenses incurred for the three months ended March 31, 1997 were approximately $0.4 million or 88% higher than for the same period in 1996. The Company continued to control its general and administrative expenses in 1997, despite the Company's growth, by effectively assimilating and managing new business using existing resources.

     Interest expense for the first quarter declined approximately 21% as compared to the same period in 1996. The Company was servicing an average of approximately $4.5 million in debt during the first quarter of 1997 as compared to an average of $4.7 million in debt during the first quarter of 1996. The decline in interest expense is primarily attributable to lower interest rates paid by the Company under the Credit Agreement negotiated in August 1996.

     EARNINGS. The Company recognized operating income and net income of $1.3 million and $1.1 million, respectively, for the three months ended March 31, 1997 as compared to operating income and net income of $0.5 million and $0.4 million for the three months ended March 31, 1996. Operating income and net income increased 143% and 215%, respectively, over 1996, primarily due to the pipeline acquisitions discussed above, including the gas processing income generated from the acquisition of the Harmony System.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     OPERATING REVENUES. Operating revenues generated during the twelve months ended December 31, 1996 totaled approximately $29.4 million as compared to $15.6 million in 1995, an 88% increase over 1995. The $13.8 million increase was primarily attributable to a 131% increase in sales of natural gas and transportation fees as well as the introduction of natural gas processing revenues in 1996. These factors were mitigated by a 95% decrease in revenue derived from sales of pipelines during 1995.

     Natural gas marketing revenues increased 127% from approximately $7.5 million to $17.0 million for the years ended December 31, 1995 and 1996, respectively, primarily due to increased marketing opportunities on Company-owned pipelines. The 131% increase in sales of natural gas and transportation fees also represents the effect of constructing or acquiring 26 pipelines in 1996, and the purchase of the Magnolia System in September 1995.

     The Company's acquisition of the Harmony System in October 1996 marked the Company's entrance into the natural gas processing business. During its first partial year of ownership in 1996, the Harmony System contributed approximately $2.5 million in processing revenues.

     Revenue from the sale of pipelines decreased from approximately $4.1 million in 1995 to $0.2 million in 1996, due to the sale of Five Flags Pipeline Company ("Five Flags") in 1995, compared to the sale of only three small pipelines during 1996. The Company elected to focus its efforts on consummating construction and acquisition opportunities in 1996 as opposed to divestiture opportunities.

     OPERATING EXPENSES. Operating expenses for the year ended December 31, 1996 totaled approximately $26.8 million, a 106% increase over the year ended December 31, 1995. The increase in operating expenses in 1996 was primarily due to the increased gas marketing activity and the introduction of natural gas processing costs, which were offset in part by a decline in the cost of pipelines sold.

     Depreciation, depletion, and amortization expense was approximately $0.8 million in 1996, as compared to $0.5 million in 1995. The increase was due to the addition of 26 pipelines in 1996.

     General and administrative expenses during 1996 were approximately $1.2 million compared with $0.8 million in 1995. The $0.4 million increase was due primarily to personnel additions in connection with the Company's 1996 acquisitions.

     Interest expense totaled approximately $0.4 million and $0.3 million for 1996 and 1995, respectively. The Company had an average of approximately $4.4 million in debt during 1996 as compared to an average of approximately $3.3 million in debt during 1995. The increased debt service in 1996 was attributable to the acquisition of the Magnolia System in September 1995, and various other acquisitions during 1996, mitigated by the repayment of all the Company's outstanding debt in August 1996, except for the debt of the Company's joint ventures, Pan Grande Pipeline L.L.C. ("Pan Grande") and Starr County Gathering System ("Starr County"), with proceeds from the Company's 1996 Common Stock offering. However, during the fourth quarter of 1996, the Company added $3.5 million in long-term bank debt primarily in connection with the acquisition of the Harmony System. See "Business and Properties -- Principal Systems."

     EARNINGS. The Company recognized operating income and net income applicable to common shareholders of $2.6 million and $1.9 million, respectively, for the year ended December 31, 1996, as compared to operating income of $2.6 million and net income applicable to common shareholders of $2.1 million for the year ended December 31, 1995. However, excluding income generated from the sale of pipelines, operating income in 1996 rose to $2.5 million from $0.4 million in 1995, and net income applicable to common stockholders was $1.8 million in 1996 as compared to a net loss applicable to common shareholders of $0.1 million in 1995. The Company achieved these increases in 1996 through marketing and transportation revenues generated from numerous pipeline additions, capitalizing on operating efficiencies and assimilating new pipeline additions with limited increases to operating and personnel costs.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     OPERATING REVENUES. Operating revenues generated during the twelve months ended December 31, 1995 totaled approximately $15.6 million as compared to $15.0 million in 1994, a 4% increase over 1994. The slight increase was primarily attributable to a $4.0 million increase in revenues derived from the sale of pipelines mitigated by a 23% decrease in sales of natural gas and transportation fees during 1995.

     In September 1995, the Company and an affiliate owned by a former officer and director of the Company jointly acquired 100% of the outstanding capital stock of Five Flags. Total cash consideration of approximately $2.1 million was paid on September 13, 1995 of which the Company's share was $1.9 million for 91.3% of Five Flags' capital stock. The acquisition of Five Flags stock was made as an investment to be resold and in October 1995, the Company and the affiliate jointly sold 100% of the capital stock of Five Flags for cash consideration of which the Company's share was $4.1 million.

     The decrease in sales of natural gas and transportation fees in 1995 was primarily attributable to a decline in gas marketing transactions in response to declining profit margins and the Company's decision to focus its marketing activities on servicing customer gas requirements where the Company has a fixed asset investment, rather than on off-system transactions. Despite the decline in sales of natural gas, the Company's operating income increased by $2.2 million over 1994.

     OPERATING EXPENSES. Operating expenses for the year ended December 31, 1995 totaled approximately $13.1 million, or 11% lower than the comparable 1994 period. The primary explanation for the decrease can be attributed to reduced gas marketing transactions mitigated by an increase in the cost of pipelines sold, in connection with the Five Flags sale.

     Depreciation, depletion, and amortization expense was approximately $0.5 million in 1995, as compared to $0.3 million in 1994. The $0.2 million increase in 1995 was primarily due to the acquisition of the Magnolia System in September 1995, the construction of two new pipelines during the fourth quarter of 1994 and the Company's investment in the Cook Inlet systems, which has been depreciated since July 1994.

     General and administrative expenses during 1995 were approximately $0.8 million, an 8% decrease from 1994. The reduction of general and administrative expenses in 1995 was a result of the Company's ongoing effort to control expenses and effectively assimilate new business utilizing existing resources.

     Interest expense totaled approximately $0.3 million and $0.2 million for 1995 and 1994, respectively. The Company serviced an average of approximately $3.3 million in debt during 1995 as compared to an average of $2.1 million in debt during 1994. The increased debt service in 1995 was attributable to the construction of two new pipelines during the fourth quarter of 1994, investing in the Cook Inlet systems during the second quarter of 1994 and the acquisition of the Magnolia System in September 1995. Additionally, interest rates on the Company's debt are adjusted for changes to the prime rate, and therefore, the increase in interest rates during 1994 and 1995 adversely affected the Company's interest costs.

     EARNINGS. The Company recognized operating income and net income of approximately $2.6 million and $2.1 million, respectively, for the year ended December 31, 1995 as compared to operating income of $0.3 million and a net loss of approximately $32,000 for the year ended December 31, 1994. Despite a 74% increase in depreciation, depletion and amortization expense and a 23% decrease in sales of natural gas in 1995, operating income increased by $2.2 million over 1994. The decrease in natural gas sales did not have a significant impact on operating earnings because gas marketing activities are characterized by large dollar sales but small earnings margins. Furthermore, 1994 earnings had been adversely affected by a non-recurring charge of $0.1 million, when the Company changed the method of accounting for its transportation and exchange gas imbalances. The primary factors which contributed to the increase in operating earnings in 1995 were the revenue generated by the Company's investment in the Cook Inlet systems, five months of revenue from the Magnolia System and a $2.2 million gain on the sale of Five Flags.

CAPITAL RESOURCES AND LIQUIDITY

     Prior to its public offering of Common Stock in August 1996, the Company had historically funded its capital requirements through cash flow from operations and borrowings from affiliates and various commercial lenders. In August 1996, the Company repaid approximately $5.0 million in outstanding bank and related party indebtedness with proceeds from the Company's 1996 public offering of Common Stock. At the same time, the Company also established the Credit Agreement with Bank One. Amounts available under the Credit Agreement were increased to $46.5 million in May 1997 in conjunction with the AlaTenn Acquisition. See "Business and Properties -- Principal Systems" and Note 13 to the "Consolidated Financial Statements." The revised Credit Agreement provides borrowing availability as follows: (i) a $13.0 million Working Capital Facility, of which $3.0 million can be used for working capital needs and $10.0 million of which is available for issuance of letters of credit, with an initial commitment expiring in August 1999, (ii) a ten-year, $38.5 million Reducing Revolver of which the $7.0 million Equity Bridge matures on August and (iii) the three-year, $5.0 million MIT Revolver. Available credit under the Reducing Revolver and the MIT Revolver will be reduced by a total of approximately $362,667 per month from July 1, 1997 to August 31, 1997 at such time a balloon payment of $7.0 million is due and payable, and the available credit will then be reduced by $304,167 per month thereafter. At June 3, 1997, the Company had approximately $3.0 million of available credit under the Working Capital Facility, $0.6 million under the Reducing Revolver and no available credit under the MIT Revolver. The borrowing availability under each line is subject to revision, on a monthly basis for the Working Capital Facility and a semi-annual basis for the Reducing Revolver and the MIT Revolver (or otherwise at the discretion of Bank One), based on the performance of the Company's existing assets and any asset dispositions or additions from new construction or acquisitions. The Credit Agreement contains a number of covenants that, among other things, require the Company to maintain certain financial ratios, and limit the Company's ability to incur additional indebtedness, transfer or sell assets, create liens, or enter into a merger or consolidation.

     With respect to the Reducing Revolver and the MIT Revolver, when borrowings under the Credit Agreement are less than 50% of available credit, at the Company's option, interest will accrue at the London Interbank Offering Rate plus 2.5% per annum or the Bank One base rate (8.25% at December 31, 1996 and 8.50% at May 30, 1997) plus .25% per annum. When borrowings are greater than 50% of available credit, an additional .25% will be added to the above interest rates. With respect to the Working Capital Facility, the per annum interest accrues at the Bank One base rate plus .50%. In addition, the Company is subject to a non-recurring 1% facility fee as funds are borrowed, as well as a .375% commitment fee payable quarterly on the unused portion of borrowing availability. The Credit Agreement is secured by all accounts receivable, contracts, the pledge of the stock of Midcoast Interstate Transmission, Inc. (f/k/a Alabama-Tennessee Natural Gas Company) ("MIT"), and a first lien security interest in the Company's pipeline systems, other than those owned by Pan Grande and Starr County.

     The only outstanding indebtedness other than the indebtedness under the Credit Agreement, are the notes payable to banks associated with the acquisition of a gas gathering pipeline in Starr County (the "Starr County Note") and the acquisition of six pipelines by Pan Grande (the "Pan Grande Note"). The Pan Grande Note was entered into by Pan Grande in March 1996 to finance the acquisition of the Guadalupe, Chapa, Guerra and Loma Novia pipeline systems. The Pan Grande Note is secured by each respective system and all associated transportation revenues with guarantees by each member of Pan Grande proportionate to their ownership interest. The Pan Grande Note bears interest at the prime rate plus 1% (9.25% at December 31, 1996). Upon maturity at March 15, 2001, the balance of principal plus accrued interest then outstanding is payable in full. The Starr County Note was entered into by Starr County in January 1996 to finance the acquisition of the Flores gathering system. The Starr County Note is secured by the Flores System and all transportation revenues pertaining to the system, with guarantees by each partner of Starr County, proportionate to their partnership interest. Accordingly, the Company has guaranteed 60% of the loan value. The Starr County Note bears interest at the prime rate plus 1% (9.25% at December 31, 1996). Upon maturity at January 15, 2000, the balance of principal plus accrued interest then remaining outstanding is payable in full.

     For the three months ended March 31, 1997, the Company generated cash flows from operating activities of approximately $2.9 million. After the proceeds of the Offering are used to reduce outstanding amounts due under the Credit Agreement, the Company believes that its existing Credit Agreement and funds provided by operations will be sufficient for it to meet its operating cash needs for the foreseeable future. Excluding the cost of the AlaTenn Acquisition, the Company expects to have $1.3 million of capital expenditures in 1997. If funds under the Credit Agreement are not available to fund acquisition and construction projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurances that any such financing will be available on terms acceptable to the Company. Should sufficient capital not be available, the Company will not be able to implement its acquisition strategy.

     As of December 31, 1996, the Company had NOL carryforwards of approximately $11.0 million expiring in various amounts from 1999 through 2008. These NOL carryforwards were generated by the Company's predecessor. The ability of the Company to utilize the carryforwards is dependent upon the Company generating sufficient taxable income and could be affected by annual limitations on the use of such carryforwards due to a change in stockholder control under the Code. The Offering will trigger such a limitation which will be calculated in the future based on certain factors set forth in applicable federal tax laws. The Company believes, however, that such a limitation would not materially impact the Company's ability to utilize the NOL carryforwards prior to their expiration.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" effective for fiscal years beginning after December 15, 1995. SFAS No. 121 specifies certain events and circumstances which indicate the cost of an asset or assets may be impaired, the method by which the evaluation should be performed, and the method by which writedowns, if any, of the asset or assets are to be determined and recognized. The adoption of this pronouncement in 1996 did not have a material impact on the Company's financial condition or operating results.

     The FASB also issued SFAS No. 123, "Accounting for Stock Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement allows companies to choose to adopt the statement's new rules for accounting for employee stock based compensation plans. For those companies who choose not to adopt the new rules, the statement requires disclosures as to what earnings per share would have been if the new rules had been adopted. Management will adopt the disclosure requirements of this statement in 1997 for the stock based compensation granted during the year.

     MIT has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Had compensation cost for MIT's 1995 and 1996 grants of stock-based compensation been recorded consistent with SFAS 123, the effects would not have been material to MIT's net income or net income per share.

     MIT is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue to MIT associated with certain costs which will be recovered from customers through the regulatory, or the rate making process. The MIT System had no material regulatory assets or liabilities on its books as of December 31, 1996.

     The FASB also issued Statement of Financial Accounting Standards No. 128, entitled "Earnings Per Share," during February 1997. The new statement, which is effective for financial statements issued after December 31, 1997, including interim periods, establishes standards for computing and presenting earnings per share. The new statement requires retroactive restatement of all prior-period earnings per share data presented. The Company does not believe the new statement will have a material impact upon previously presented earnings per share information.

                            BUSINESS AND PROPERTIES

     The Company is primarily engaged in the transportation, gathering, processing and marketing of natural gas and other petroleum products. The Company owns and operates an interstate transmission pipeline system, two intrastate transmission systems, 18 end-user systems and 25 gathering systems representing over 1,000 miles of pipeline with an aggregate daily throughput capacity of over 791 Mmcf/d. The Company's principal business consists of providing transportation services through its pipelines to both end-users and natural gas producers, providing natural gas marketing services to these customers and processing natural gas. In connection with these services, the Company acquires and constructs bypass pipelines to supply natural gas directly to industrial and municipal end-users and provides access to pipeline systems for natural gas producers through its gathering systems.

     The Company's principal assets are located in two core geographic areas:
Alabama/Mississippi and Texas. The Company's key operations include (i) the AlaTenn Systems, a 288-mile interstate pipeline and a 38-mile and two end-user pipelines in northern Alabama, (ii) the Magnolia System in the Black Warrior Basin of central Alabama which consists of over 111 miles of natural gas transmission and gathering pipelines and a 4,000 horsepower system compressor station, (iii) the Harmony System in Mississippi which includes a sour gas processing plant and over 150 miles of natural gas gathering pipelines and (iv) the Company's Texas pipeline systems which consist of over 162 miles of gas gathering and bypass pipelines.

     Since the first quarter of 1994, the Company has grown significantly by acquiring or constructing 32 pipeline systems at an aggregate cost of over $50 million, and increasing its average daily throughput by over twelve-fold to 280 Mmcf/d for the first quarter of 1997 after giving effect to the AlaTenn Acquisition. Primarily as a result of these acquisitions, the Company's EBITDA (as defined in the Glossary) increased to $13.2 million on a pro forma basis for the Harmony Acquisition and the AlaTenn Acquisition, from $0.6 million on a historical basis in 1994. See "Unaudited Pro Forma Consolidated Financial Statements."

BUSINESS STRATEGY

     The Company's principal business strategy is to increase its earnings and cash flow by acquiring or constructing pipeline systems, aggressively pursuing end-user customers, increase the utilization of its existing pipeline systems and processing plants in order to enhance the Company's profitability and improving cost efficiencies.

     The Company implements this strategy through the following steps:

      o ACQUISITION OR CONSTRUCTION OF PIPELINE AND PROCESSING SYSTEMS. The Company seeks to acquire or construct natural gas transmission, end-user gathering and processing pipeline systems which offer the opportunity for increased utilization and expansion of the system due to their proximity to geographic areas where municipal and industrial demand for natural gas is growing or where drilling activity is expected to increase. The Company seeks to acquire or construct additional transmission and gathering systems or processing facilities in its core geographic areas of operation when the Company believes such additional systems will enhance the overall profitability of the area of operation.

      o FOCUS ON END-USERS. As a result of recent regulatory changes, natural gas customers have more flexibility to negotiate their natural gas purchase and transportation contracts. The Company actively pursues direct sales to these end-users, such as industrial plants and municipalities, which are seeking alternative supplies to meet their energy needs. The Company seeks to build pipeline systems directly connecting these customers to transmission systems and to enter into long-term transportation agreements that provide the Company with more predictable gas throughput and cash flow. The Company also offers gas marketing services to its end-user customers who usually incur a reduced transportation cost by receiving natural gas through a Company-owned pipeline.

      o UTILIZATION OF EXISTING SYSTEMS' CAPACITY. After a system is acquired or constructed, the Company begins an aggressive marketing effort to fully utilize the system's capacity. As part of this process, the Company focuses on providing quality service to its end-user and natural gas producer customers. Many of the Company's intrastate pipeline and processing systems were designed with excess natural gas throughput capacity that provide the Company with opportunities to pursue additional gas volumes with little incremental capital cost and to provide high-margin "swing" sales during periods of increased gas demand.

      o COST EFFICIENCIES. The Company generally seeks to achieve administrative and operational efficiencies by reducing overhead, increasing utilization of equipment and personnel, capitalizing on the geographic proximity of many of its systems and further integrating gas transmission and marketing services. The Company also seeks to acquire or construct additional transmission and gathering systems or processing facilities in its core geographic areas of operation where it can achieve administrative or operational efficiencies when integrated with the Company's existing systems. The Company emphasizes strict cost controls in all aspects of its business.

OPERATIONS

     Substantially all of the Company's revenues are derived from transportation fees from pipeline systems owned by the Company, the processing and treating of natural gas and the marketing of natural gas. The Company's various operations involve the following activities:

     MAINLINE TRANSMISSION. The Company's transmission pipelines primarily receive and deliver natural gas to and from other pipelines, but often also involve some end-user or gathering functions. Transportation fees are received by the Company for transporting gas owned by other parties through the Company's pipeline systems. Typically, very little incremental operating or administrative overhead costs are incurred by the Company to transport gas through its pipeline systems and a substantial portion of incremental transportation revenues can be recognized as operating income by the Company. The Company has greatly expanded its transmission pipeline activities with the August 1995 acquisition of the Magnolia System and the May 1997 acquisition of the AlaTenn Systems. The Company seeks to further expand its activities in this area through the acquisition or construction of natural gas transmission pipelines in its core geographic areas of operation where operational synergies and market opportunities exist or in new geographic regions where there is increasing demand for gas by municipal and industrial users. The Company owns one interstate and two intrastate transmission pipelines.

     END-USER TRANSMISSION. The Company also contracts with industrial end-users, municipalities or electrical generating facilities to provide natural gas and natural gas transportation services to their facilities through interconnect gas pipelines constructed or acquired by the Company. These pipelines provide a supply of natural gas to new industrial facilities or to existing facilities as an alternative energy source. The Company intends to continue to actively pursue direct sales to these end-users who have more flexibility in recent years to negotiate their gas purchase and transportation contracts as a result of industry deregulation. Frequently, the Company is able to offer its end-user customers rates lower than the customer's current energy supplier. The Company's contracts with end-user customers typically provide for the payment of a transportation fee by the customer based on the volume of natural gas transported through the Company's pipeline. The Company also offers its end-user customers natural gas marketing services enabling them to purchase their gas supply from the Company, but without any obligation to do so. These marketing contracts typically provide for gas prices to be determined at prevailing market rates, although certain of the Company's agreements with municipalities provide for fixed prices. The Company strives to structure the terms and transportation fees for its end-user systems in such a way as to provide an acceptable rate of return regardless of any natural gas marketing revenues. The Company owns 18 end-user pipelines.

     GATHERING. The Company's gathering systems typically consist of a network of small diameter pipelines which collect natural gas or crude oil from points near producing wells and transport it to larger pipelines for further transmission. Gathering systems may include meters, separators, dehydration facilities and other treating equipment owned by the Company or others. The Company derives revenues from gathering systems by transporting natural gas or crude oil owned by others through its pipelines for a transportation fee, by purchasing natural gas and utilizing its pipelines to transport the natural gas to a customer in another location where the natural gas is resold or, in certain instances, by purchasing natural gas and arranging for the delivery and resale of an equivalent quantity of natural gas to a customer not directly served by the Company's pipelines. Transactions with customers not directly served by the Company's pipelines are typically accomplished by entering into agreements whereby the Company exchanges natural gas in its pipelines for natural gas in the pipelines of other transmission companies. The Company intends to pursue the construction of additional gas gathering systems in or near its core geographic operating areas and where drilling activity is expected to provide opportunities for expansion of gathering or processing facilities. The Company currently owns an interest in and operates 25 gathering systems.

     NATURAL GAS PROCESSING. The Company's natural gas processing revenues are realized from the extraction and sale of NGLs as well as the sale of the residual natural gas. Once extracted the NGLs are further fractionated in the Company's facilities into products such as ethane, propane, butanes, natural gasoline and condensate and then sold to various wholesalers along with raw sulphur from the Company's sulphur recovery plant. The Company, in most instances, enters into agreements with natural gas producers wherein the Company and the producer share in the revenue generated from the sale of the NGLs and natural gas extracted at the Company's facilities. The Company entered the natural gas processing business in October 1996 with its purchase of the Harmony System, a 150-mile gathering system and gas processing plant in central Mississippi. The Company intends to pursue expansion of the Harmony System through the construction of additional interconnections with wells in the area. See " -- Principal Systems."

     GAS MARKETING. Historically, the Company's gas marketing activities have been focused on the Company's systems and customers served by such systems with a strategic focus to provide quality and consistent service to its customers connected to the Company's pipeline network. As a result of the AlaTenn Acquisition, the Company has greatly expanded its natural gas marketing activities in the Alabama/Mississippi area. The Company's marketing activities include providing natural gas supply and sales services to some of its end-user customers by purchasing the natural gas supply from other marketers or pipeline affiliates and reselling the natural gas to the end-user. The Company also purchases natural gas directly from well operators on many of the Company's gathering systems and resells the natural gas to other marketers or pipeline affiliates. Many of the contracts pertaining to the Company's gas marketing activities are month-to-month spot market transactions with numerous gas suppliers or producers in the industry. The Company also offers to customers of its AlaTenn Systems other gas services, such as management of capacity release, storage service and gas balancing. The Company intends to further enhance its increased natural gas marketing presence in its core geographic areas of operation through an aggressive marketing program focused on end-users' need for additional throughput.

     Typically, the Company purchases natural gas at a price determined by prevailing market conditions. Simultaneous with the purchase of natural gas by the Company, the Company generally resells natural gas at a higher price under a sales contract which is comparable in its terms to the purchase contract, including any price escalation provisions. In most instances, natural gas marketing is characterized by small margins since there are numerous companies of greatly varying size and financial capacity who compete with the Company in the marketing of natural gas. Accordingly, historical operating income associated with this revenue stream has varied depending on market conditions. The Company believes the marketing of natural gas is an important complement to its transportation services.

PRINCIPAL SYSTEMS

     Since 1994, the Company has acquired ownership of or interests in 32 pipelines, three of which were transmission lines, nine of which were end-user pipelines and 20 of which were gathering systems. During this time, the Company has expanded into the interstate pipeline and natural gas processing markets with the MIT System and Harmony System acquisitions. The Company's principal pipeline systems and processing operations are as follows:

     ALATENN SYSTEMS. The Company owns and operates the MIT System consisting of a 288-mile interstate pipeline and two compressor stations with approximately 3,500 horsepower that runs from Selmer, Tennessee to Huntsville, Alabama. The MIT System serves an eight-county area in northern Alabama, northern Mississippi and southern Tennessee and has connections with three major interstate pipelines. The MIT System transports natural gas to 17 municipal and eight industrial customers and is certificated by the FERC to deliver approximately 133,000 Mcf/d of firm transportation. The Company also owns the Champion System consisting of a 38-mile intrastate pipeline which is parallel to the MIT System and extends from Barton, Alabama to Courtland, Alabama, and the Monsanto System consisting of a one-mile intrastate pipeline system in Morgan County, Alabama. These systems service two large industrial plant customers, Champion International Corporation ("Champion") and the Monsanto Corporation. The Company also maintains a regional office in Muscle Shoals, Alabama that includes administrative, operations and gas marketing personnel. See "-- Major Customers" and "-- Office Facilities."

     The Company completed the AlaTenn Acquisition in May 1997 for a total purchase price of $39.4 million cash, subject to certain post-closing adjustments based on a review of the net book value of the acquired companies on the closing date. In addition, during the eight-year period beginning in 1998, the Company has agreed to pay additional contingent annual payments, which will be treated as deferred purchase price, not to exceed $250,000 per year. The amount each year is dependent upon revenues received by the Company from certain gas transportation contracts. The acquisition agreement for the AlaTenn Acquisition also limits the amount of damages recoverable by Midcoast if there is a breach by Atrion of the representations and warranties to $10 million after damages have exceeded $500,000, and requires Midcoast to assert any such claims within 18 months of the closing.

     The Company believes there are numerous opportunities for increasing the utilization of the AlaTenn Systems through an aggressive marketing program aimed at expanding its end-user customer base. The Company also intends to pursue new construction and acquisition opportunities in this area such as gathering systems, new end-user pipelines and additional transmission systems that interconnect to or otherwise provide synergies with the AlaTenn Systems and the Company's other systems in the area. The Company has instituted a cost reduction program aimed at making these systems more cost efficient and intends to emphasize its gas marketing efforts throughout the region.

     MAGNOLIA SYSTEM. The Magnolia System consists of approximately 111 miles of 6-inch to 24-inch gas pipelines and an approximately 4,000 horsepower compressor station, located in central Alabama. The Magnolia System is primarily a transmission pipeline with interconnections to one major interstate pipeline and one major intrastate pipeline. The system also includes some gathering lines that connect coal-seam gas production in the Black Warrior Basin with the Magnolia System. The Company has pursued new transportation customers on the Magnolia System, which offers an advantageous interconnection with Transco Energy Corporation's interstate pipeline system. As a result, the Company has been successful in increasing throughput 108% on the Magnolia System from 17,952 Mcf/d during the fourth quarter of 1995 to 37,423 Mcf/d during the comparable period of 1996.

     HARMONY SYSTEM. The Harmony System includes the only sour gas processing facility in central Mississippi and gathers natural gas from producing fields through over 150 miles of high and low pressure pipeline with 4,620 horsepower of compression. The processing plant is a refrigerated propane natural gas liquid extraction plant with a designed capacity of over 20 Mmcf/d. The plant has full fractionation and sulphur extraction facilities, and produces and sells ethane, propane, butanes, natural gasoline, condensate and sulphur. The Company acquired the Harmony System in October 1996 and has aggressively sought new connections to producing wells in the area. Since its acquisition, the Company has already added, or is in the process of adding, interconnections with six wells to the Harmony System.

     TEXAS OPERATIONS. The Company's Texas operations include eight end-user and ten gathering systems covering 162 miles and which collectively have had an average daily throughput during 1996 of 28,791 Mcf/d. The Company's Texas gathering systems serve numerous producers with over 70 wells, while the end-user customers include a municipal natural gas distribution system, an electric generating facility, a Texas Department of Corrections prison, three pump stations for a NGL pipeline company, a sulphur mine and an enhanced oil recovery project. Since 1994, the Company has acquired 13 of its 18 systems in Texas as part of its strategy to identify selected geographic areas and make key asset acquisitions within those areas. As a result, the Company has been able to capitalize on the proximity of these systems to each other and has integrated the operations of its Texas pipelines where possible to maximize cost savings and synergies among the various systems. The Company plans to continue evaluating strategic additions of undervalued or underutilized pipelines to its Texas operations.

PIPELINE SYSTEMS

     The Company owns an interest in and operates one interstate transmission pipeline and forty-five intrastate natural gas transmission, end-user and gathering systems the majority of which are situated strategically in the Company's two core geographic areas: Alabama/Mississippi and Texas. Certain information concerning the Company's pipelines is summarized in the following table:

                                           DATE OF                                                     AVERAGE        DAILY
                                         ACQUISITION                                                    DAILY         VOLUME
                                          OR INITIAL                                      LENGTH      VOLUME(2)    CAPACITY(2)
         PIPELINE SYSTEM(1)               OPERATIONS                LOCATION             IN MILES      (MCF/D)       (MCF/D)
-------------------------------------  ----------------  ------------------------------  ---------    ----------   ------------

INTERSTATE TRANSMISSION:
  MIT................................  May 1997           Selmer, TN to Huntsville, AL      288.0        97,463       140,000

INTRASTATE TRANSMISSION:
  Magnolia...........................  September 1995              Central AL               111.0        28,691       120,000
  Moores Bridge......................  May 1996                Tuscaloosa Co., AL             4.5             0         4,000
END-USER:
  Burnet.............................  December 1989             Burnet Co., TX               1.3           712         3,000
  Conway.............................  December 1989              Rice Co., KS                 --(3)      9,123        14,000
  Turkey Creek.......................  January 1991            Fort Bend Co., TX             15.6           992         5,000
  OC/Kansas..........................  June 1991               Wyandotte Co., KS              1.0         2,549         6,500
  Clemens Dome.......................  February 1992            Brazoria Co., TX               --(3)        191         3,000
  Augusta............................  July 1993                 Butler Co., KS               0.5           145         5,000
  Westlake...........................  November 1993          Calcasieu Parish, LA            1.3         9,268        50,000
  Quindaro...........................  November 1994           Wyandotte Co., KS              3.1           505        60,000
  OC/Albany..........................  December 1994             Albany Co., NY               0.5         1,354         3,000
  Guadalupe (4)......................  February 1996      Culberson & Loving Cos., TX         9.1           320        10,000
  Power Paper........................  August 1996               Roane Co., TN                2.1         1,698         5,000
  South Fulton (5)...................  September 1996            Obion Co., TN                0.6           NAV         1,200
  Salt Creek (4).....................  September 1996        Kent & Scurry Cos., TX          39.1         4,321        20,000
  Cuero..............................  October 1996              DeWitt Co., TX               5.4           100         2,000
  STEC...............................  October 1996             Victoria Co., TX              4.0             0        10,000
  Falfurrias.........................  January 1997              Brooks Co., TX                --(3)        387         8,000
  Monsanto...........................  May 1997                  Morgan Co., AL               1.0         3,124(6)     20,000
  Champion...........................  May 1997           Lawrence & Colbert Cos., AL        38.0        26,480        50,000
GATHERING:
  Fitzsimmons........................  April 1993                Duval Co., TX                 --(3)         98         3,000
  Zmeskal............................  June 1994                Victoria Co., TX               --(3)        311         3,000
  Cook Inlet Gas (5).................  July 1994                 Cook Inlet, AK               2.7           131(7)     15,000
  Cook Inlet Oil (5).................  July 1994                 Cook Inlet, AK               2.7         2,902(8)     20,000(8)
  Foss...............................  December 1994             Custer Co., OK               4.1           344         5,000
  Flores (9).........................  January 1996              Starr Co., TX                9.9         1,499         5,000
  Chapa (4)..........................  February 1996            Live Oak Co., TX             24.7         4,200        50,000
  Guerra (4).........................  February 1996         Webb & Duval Cos., TX           18.8         5,877        50,000
  Loma Novia (4).....................  February 1996       Duval & McMullen Cos., TX         15.2         9,648        25,000
  Detroit............................  May 1996                  Lamar Co., AL               16.5            66         3,000
  Fayette............................  May 1996                 Fayette Co., AL              62.8         1,220        10,000
  Greenwood Springs..................  May 1996                  Monroe Co., MS               7.9           148         5,000
  Happy Hill.........................  May 1996                 Fayette Co., AL               5.5            87         3,000
  Heidelberg-Koch....................  May 1996                  Jasper Co., MS               1.0           155         3,000
  Heidelberg-TGP.....................  May 1996                  Jasper Co., MS               3.5           767         2,500
  Millbrook..........................  May 1996                Wilkinson Co., MS              8.9           287         5,000
  Sizemore...........................  May 1996                  Lamar Co., AL                1.0            15         3,000

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                           DATE OF                                                     AVERAGE        DAILY
                                         ACQUISITION                                                    DAILY         VOLUME
                                          OR INITIAL                                      LENGTH      VOLUME(2)    CAPACITY(2)
         PIPELINE SYSTEM(1)               OPERATIONS                LOCATION             IN MILES      (MCF/D)       (MCF/D)
-------------------------------------  ----------------  ------------------------------  ---------    ----------   ------------
  Lake Rosemound.....................  September 1996          Wilkinson Co., MS             18.4         3,019        10,000
  Chaparral..........................  October 1996              Monroe Co., MS               9.6           128         3,000
  Harmony............................  October 1996                Central MS               150.4         5,431        20,000
  Minnie Bock........................  November 1996             Nueces Co., TX              14.0         2,361        10,000
  Minnie Bock East...................  November 1996             Nueces Co., TX               2.5           529         5,000
  Port...............................  November 1996             Nueces Co., TX               1.5         1,023         5,000
  Rowden.............................  November 1996             Duval Co., TX                1.0           189         3,000
  Raymond............................  March 1997                  Central KS               120.0           NAV         5,000
                                                                                         ---------    ----------   ------------

      Totals.........................                                                      1028.7(10)   221,832       791,200(10)
                                                                                         =========    ==========   ============

------------
 (1) Unless otherwise indicated, all systems are 100% owned and operated by the Company.

 (2) All volume and capacity information is approximate. Average daily volumes are based on total volumes transported during the twelve-month period ended March 31, 1997, for all systems acquired prior to March 31, 1996, the MIT and Champion systems. All other average daily volumes are based on total volumes transported from the date of acquisition or initial operation through March 31, 1997. NAV means the pipeline has not been placed in service.

 (3) This system is less than a quarter-mile in length.

 (4) This system is owned by Pan Grande, in which the Company owns a 50% interest, and is operated by the Company.

 (5) These systems are owned and operated by third-parties and the Company receives throughput charges from these systems.

 (6) The Monsanto System's average daily volume is included as part of the MIT System totals, and is not included in the totals.

 (7) Average usage since the line was placed in service in December 1996.

 (8) Volume is reflected in barrels of oil production per day, and are not included in totals.

 (9) This system is owned by Starr County, a joint venture in which the Company owns a 60% interest, and is operated by the Company.

(10) This total excludes four inactive systems owned by the Company.

MAJOR CUSTOMERS

     The Company's principal customers are primarily industrial end-users, municipalities and producers of natural gas. The Company typically enters into one to five year transportation agreements which may also include provisions regarding guaranteed minimum volumes and price reductions after the customer meets certain transportation commitments. With regard to the MIT System, the Company enters into transportation contracts regarding firm and interruptible transportation using the tariff rates approved by FERC, which contracts typically provide for a one to five year term. In certain situations, the Company has offered discounts from its tariffs in response to specific market situations. The Company also enters into marketing agreements with many of its customers related to gas supply and other services.

     Key customers under these contracts, representing in excess of 10% of the Company's gross margin, on a pro forma basis for the AlaTenn Acquisition include Champion, Reynolds Metal Company, Amoco Chemical and the cities of Huntsville, Decatur, and Florence, Alabama. Gross margin represents transportation revenues earned in transmission contracts and the difference between the contract price of the gas purchased and the contract price of the gas sold. The agreement with Champion, which expires in 2004, provides for 28 Mmcf/d of firm transportation and a rate reduction of 41% in the event that Champion meets a minimum transportation volume, which is expected to occur in 2001 based on Champion's current usage. Contracts covering a majority of the gas volumes delivered to the cities of Huntsville and Decatur, Alabama expire in 1997 and 1998. See
"-- Competition."

COMPETITION

     The natural gas transportation, gathering, processing and marketing industries are highly competitive. In marketing natural gas, the Company has numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with the Company. Many of the Company's contracts are month-to-month arrangements and as such, these agreements are affected by existing competition in the natural gas markets at the time of sale as well as competition for the cost of natural gas supplies.

     The Company competes against other companies in the transmission, gathering and marketing businesses for supplies of natural gas and for sales customers. Competition for natural gas supplies is primarily based on efficiency, reliability, availability of transportation and the ability to offer a competitive price for natural gas. Competition for customers is primarily based upon reliability and price of deliverable natural gas. For customers that have the capability of using alternative fuels, such as oil and coal, the Company also competes against companies capable of providing these alternative fuels at a competitive price.

     Southern, a large interstate pipeline subsidiary of Sonat, announced plans in 1995 to construct a new natural gas pipeline to serve the Huntsville and Decatur, Alabama areas. Southern has filed an application with the FERC to build a 110-mile pipeline from Tuscaloosa, Alabama, to northern Alabama to provide such service to the cities of Huntsville and Decatur beginning in or after the fourth quarter of 1997. The cities of Decatur and Huntsville, which accounted for approximately 47% of the MIT System's total contracted demand in 1996, have entered into 20-year contracts with Southern to provide substantially all of the cities' firm natural gas transportation requirements. Service by Southern under the contracts is dependent upon the construction of this pipeline, and Southern has announced that it is planning for the new pipeline to be placed in service by late 1997. Approximately 93% of Decatur's contract volume with the MIT System expires on November 1, 1997 and 86% of Huntsville's contract volume expires on April 1, 1998. The balance of Decatur's and Huntsville's contract volumes expire on November 1, 2000. In 1996, Huntsville and Decatur accounted for approximately 23%, or $3.0 million, of the AlaTenn Subsidiaries gross margin.

     If Southern's proposed pipeline is constructed and Southern begins providing service to the cities of Decatur and Huntsville, the Company may at some point in the future lose the transported volumes related to these customers. In an effort to mitigate the anticipated loss of sales to Decatur and Huntsville, these customers have been notified that the contracts scheduled to expire on November 1, 1997 and April 1, 1998 will not be renewed and the capacity related to those contracts has been posted for third-party bidding. In the meantime, the Company continues to maintain firm transportation contracts with both cities. Unless the Company is able to renew the contracts or obtain new customers who contract for the transportation volumes taken by these customers, the completion of this pipeline may have a material adverse effect on the financial condition, results of operations and business of the Company.

NATURAL GAS SUPPLY

     The Company's end-user pipelines have connections with major interstate and intrastate pipelines which management believes have ample supplies of natural gas in excess of the volumes required for these systems. In connection with the construction and acquisition of its gathering systems, evaluations were made of well and reservoir data furnished by producers to determine the availability of natural gas supply for the systems. Based on those evaluations, it is management's belief that there should be adequate natural gas supply for the Company to recoup its investment with an adequate rate of return. As such, management does not routinely obtain independent evaluation of reserves dedicated to its systems due to the cost of such evaluations. Accordingly, the Company does not have estimates of total reserves dedicated to its systems or the anticipated life of such producing reserves.

OIL AND GAS PROPERTIES

     The Company owns several non-operated working interests in producing and non-producing oil and gas properties. For the three-month period ended March 31, 1997, revenues from the Company's oil and gas properties were less than 1% of its total revenues, and for the same period the Company's oil and gas properties represented less than 7% of its total assets. The Company owns working interests in 3,560 gross acres of oil and gas leases and interests in 12 producing wells. Although it is not expected to become a major line of business for the Company, management expects that acquisition and ownership of non-operated oil and gas interests will remain a facet of the Company's business for the foreseeable future.

TITLE TO PROPERTIES

     The Company, as part of its pipeline construction process, must obtain certain right-of-way agreements from landowners whose property the proposed pipeline will cross. The terms and cost of these agreements can vary greatly due to a number of factors. In addition, as part of its acquisition process, the Company will typically evaluate the underlying right-of-way agreements for the particular pipeline to be acquired to determine that the pipeline owner has met all terms and conditions of the underlying right-of-way agreement and that the agreement is still in full force and effect.

     The Company typically relies upon outside service organizations to review the right-of-way agreements and to make suggestions to the seller as to any curative work required before closing. The Company typically does not receive a title opinion or title policy as to these right-of-way agreements due to the complexity of the records and attendant expense. Occasionally, the Company may seek to initiate condemnation proceedings where permitted under state law to obtain a right-of-way necessary for pipeline construction projects. The Company believes that this process is consistent with standards in the pipeline industry and that it holds good title to its pipeline systems, subject only to defects which the Company believes are not material to the ownership of its properties or results of operations. Substantially all of the Company's pipeline systems are pledged to secure borrowings under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources and Liquidity."

RATE AND REGULATORY MATTERS

     Various aspects of the transportation of natural gas are subject to or affected by extensive federal regulation under the Natural Gas Act ("NGA"), the Natural Gas Policy Act of 1978 ("NGPA"), the Natural Gas Wellhead Decontrol Act of 1989 ("Decontrol Act") and regulations promulgated by the FERC.

     NATURAL GAS TRANSMISSION INDUSTRY. Historically, interstate pipeline companies acted as wholesale merchants by purchasing natural gas from producers, transporting that natural gas from the fields to their markets, and reselling the natural gas to LDCs and large end-users. Prior to the enactment of the NGPA in 1978 and the Decontrol Act of 1989, all sales of natural gas for resale in interstate commerce, including sales by producers, were subject to the rates and service jurisdiction of the FERC under the NGA and NGPA. However, as a result of the NGPA and the Decontrol Act, all so-called "first sales" of natural gas were federally deregulated, thus allowing all types of non-pipeline and non-local distribution sellers to market their natural gas free from federal controls. Moreover, pursuant to Section 311 ("Section 311") of the NGPA, the FERC promulgated regulations by which wholly-intrastate natural gas pipeline companies could engage in interstate transactions without becoming subject to the FERC's full rates and service jurisdiction under the NGA. At the same time, however, the FERC has retained its traditional jurisdiction over the activities of interstate pipelines. Thus, under the NGA and NGPA, the transportation and resale of natural gas by interstate pipeline companies have been subject to extensive regulation, and the construction of new facilities, the extension of existing facilities, and the commencement and cessation of sales, resales or transportation services by pipeline companies generally have required prior FERC authorization.

     Commencing in 1985 with the promulgation of Order No. 436, the FERC adopted regulatory changes that have significantly altered the transportation, sale and marketing of natural gas. These changes were intended to foster competition in the natural gas industry by, among other things, transforming the role of the interstate pipeline companies from wholesale marketers of natural gas to primarily natural gas transporters, and mandating that interstate pipeline companies provide open and nondiscriminatory transportation services to all producers, distributors, marketers and other shippers that seek such services (so-called "open access" requirements). As an incentive to cause the interstate pipeline companies to revamp their services, the FERC also sought to expedite the certification process for new services, facilities, and operations of those pipeline companies providing "open access" services. Throughout the early years of this process, the FERC's actions in these areas were subject to extensive judicial review and generated significant industry comment and proposals for modification to existing regulations.

     In April 1992, the FERC issued its most comprehensive restructuring ruling, Order 636, a complex regulation that has had a major impact on natural gas pipeline operations, services and rates. Among other things, Order 636 generally required each interstate pipeline company to "unbundle" its traditional wholesale services and make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, and firm and interruptible transportation services) and to adopt a new rate making methodology to determine appropriate rates for those services. To the extent the pipeline company or its sales affiliate makes natural gas sales as a merchant in the future, it will do so pursuant to a blanket sales certificate that puts those entities in direct competition with all other sellers pursuant to private contracts, however, pipeline companies were not required by Order 636 to remain merchants of natural gas, and several of the interstate pipeline companies have elected to become transporters only. The FERC required that each pipeline company develop the specific terms of service in individual pipeline restructuring proceedings by means of a compliance filing that set forth the pipeline company's new, detailed procedures. In subsequent orders, the FERC largely affirmed the significant features of Order 636 and denied requests for stay of the implementation of the new rules pending judicial review. In July 1996, the United States Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit") largely upheld Order 636, but did remand certain aspects of Order 636 to the FERC for further explanation including, INTER ALIA, the right of first refusal mechanism and the eligibility of customers to receive no-notice transportation service. On February 27, 1997, the FERC issued Order No. 636-C, its order on remand from the D.C. Circuit. Order No. 636-C is currently pending on rehearing before the FERC. Orders approving the individual pipeline restructuring proceedings, however, are the subject of numerous appeals to the United States Court of Appeals. The outcome of such proceedings and the ultimate impact that they may have on the Company's business is uncertain.

     In late 1996 and early 1997, the FERC issued a series of orders incorporating certain business practice standards of interstate pipelines which was intended to establish a more efficient and integrated pipeline grid which will reduce the variations in pipeline business practices and allow customers to obtain and transport gas from all potential sources of supply more easily and efficiently. Certain aspects of these orders are currently pending on appeal before the D.C. Circuit.

     INTERSTATE PIPELINE REGULATION. The MIT System's operations constitute the operations of a "natural gas company," as defined in the NGA. As such, it is subject to the jurisdiction of FERC. The interstate pipeline operations of the MIT System are operated pursuant to certificates of public convenience and necessity and other authorization issued under the NGA and pursuant to the NGPA. FERC regulates the interstate transportation and certain sales of natural gas, including among other things, rates and charges allowed natural gas companies, extensions and abandonment of facilities and service, rates of depreciation and amortization and the accounting system utilized by the MIT System.

     The interstate pipeline operations of MIT System are subject to regulation by FERC under the NGA which requires, among other things, that pipeline rates be just and reasonable and not unduly discriminatory. Pipeline rates must be filed with FERC, and, in general, such rates are required to be cost-based to be deemed to be just and reasonable. FERC may suspend for up to five months the effectiveness of rate changes filed by the pipeline, and thereafter permit the changed rate to go into effect subject to refund. FERC may require the pipeline to refund, with interest, all or any portion of any increased amount that it finds not to be just and reasonable. FERC also may investigate, either on its own motion or pursuant to protests by third parties, the lawfulness of pipeline rates that are on file.

     On April 1, 1993, the MIT System increased its jurisdictional rates from rates that had been in effect since April 1990. This rate increase was agreed to in an uncontested settlement with the MIT System's customers which the FERC approved on December 30, 1993. That agreement was amended in September 1996 to eliminate the requirement that the MIT System file a new rate case in September 1996. As part of that agreement, the MIT System reduced its rates by 6% effective September 1, 1996.

     INTRASTATE PIPELINE REGULATION. The Company's intrastate pipeline operations, other than the Magnolia System, are generally not subject to regulation by the FERC. The Company's intrastate operations are subject to regulation by various agencies of the states in which the Company operates such as the Company's principal operations in the Alabama/Mississippi area and in Texas, which are subject to the jurisdiction of these states' respective regulatory commissions or with regard to operational, environmental, and safety considerations. The Magnolia System is subject to the jurisdiction of the FERC with respect to the transportation rates under Section 311(a)(2) of the NGPA. Under Section 311, an intrastate pipeline can provide transportation service
"on behalf of" any interstate pipeline or local distribution company without prior FERC authorization. Specifically, the FERC adopted a so-called transport or title standard requiring that for purposes of interstate transportation under
Section 311, the on behalf of entity must either (1) have physical custody of or
(2) hold title to the gas at some point during the transaction. Section 311 service must be provided without undue discrimination or preference and is subject to certain FERC filing and reporting requirements. The Champion and Monsanto Systems are regulated by the Alabama Public Service Commission ("APSC"). The rates to transportation customers on these two systems are determined by negotiated contracts which are approved by the APSC. The Company's operations in Texas are subject to the Texas Gas Utility Regulatory Act, as implemented by the Texas Railroad Commission (the "TRC"). Generally, the TRC is vested with authority to ensure that rates charged for natural gas sales and transportation services are just and reasonable. The Company must also make filings with the TRC for all new and increased rates. As in the case of potential federal regulatory changes, there can be no assurances that state regulatory measures will not adversely affect the Company's business and financial condition. In such events, the states' regulatory authorities could temporarily suspend or hinder operations in a particular state, depending on the authority's view of its jurisdiction. Although, regulators at the state level have generally followed the FERC's lead by allowing increased competition behind LDCs, there can be no assurance that every state will follow this practice without the pressure of litigation. See "Risk Factors."

     GATHERING OPERATIONS REGULATION. The NGA exempts gas gathering facilities from the direct jurisdiction of the FERC. Interstate transmission facilities, on the other hand, remain subject to FERC jurisdiction. The FERC has historically distinguished between these two types of facilities on a fact-specific basis. The Company believes that its gathering facilities and operations meet the current tests that the FERC uses to grant nonjurisdictional gathering facility status. Some of the recent cases applying these tests in a manner favorable to the determination of the Company's nonjurisdictional status are, however, still subject to rehearing and appeal. In addition, the FERC's articulation and application of the tests used to distinguish between jurisdictional pipelines and nonjurisdictional gathering facilities have varied over time. While the Company believes the current definitions create nonjurisdictional status for the Company's gathering facilities, no assurance is available that such facilities will not, in the future, be classified as regulated transmission facilities and thus, the rates, terms, and conditions of the services rendered by those facilities would become subject to regulation by the FERC.

     The Company's natural gas gathering activities, including fees, are not regulated by the FERC and no state in which the Company operates currently regulates such fees. Although the Company is not aware that any state in which it operates a natural gas gathering system is likely to begin regulation of the Company's natural gas gathering activities and fees, new or increased state regulation has been adopted or proposed in other natural gas producing states and there can be no assurance that such regulation will not be proposed or adopted in states where the Company conducts natural gas-related activities or that the Company will not expand into or acquire operations in a state where such regulations could be imposed.

     ENVIRONMENTAL AND SAFETY MATTERS. The Company's activities in connection with the operation and construction of pipelines and other facilities for transporting, processing, treating, or storing natural gas and other products are subject to environmental and safety regulation by numerous federal, state and local authorities. This can include ongoing oversight regulation as well as requirements for construction or other permits and clearances which must be granted in connection with new projects or expansions. On the federal level, regulatory agencies can include the Environmental Protection Agency ("EPA"), the Occupational Safety and Health Administration, the U.S. Army Corp of Engineers, the U.S. Fish and Wildlife Service and others. State regulatory agencies or boards can include various air and water quality control boards, historical and cultural resources offices, fish and game services and others. Regulatory requirements can increase the cost of planning, designing, initial installation and operation of such facilities. Sanctions for violation of these requirements include a variety of civil and criminal enforcement measures including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. The following is a discussion of certain environmental and safety concerns related to the Company. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which the Companys operations may be subject.

     In most instances, the regulatory requirements of, including, without limitation, those state agencies mentioned above and the EPA, relate to the release of substances into the environment and include measures to control water and air pollution. Moreover, the Company, without regard to fault, could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or state counterparts, in connection with the disposal or other releases of hazardous substances, including those arising out of historical operations conducted by the Company's predecessors. Further, the recent trend in environmental legislation and regulations is toward stricter standards, and this will likely continue in the future.

     Environmental laws and regulations may also require the acquisition of a permit before certain activities may be conducted by the Company. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. The Company is also subject to other federal, state and local laws covering the handling, storage or discharge of materials used by the Company, or otherwise relating to protection of the environment, safety and health. As an employer, the Company is required to maintain a workplace free of recognized hazards likely to cause death or serious injury and to comply with specific safety standards.

     Management believes, based on its current knowledge, that the Company has obtained and is in current compliance with all necessary and material permits and that the Company is in substantial compliance with applicable material environmental and safety regulations. Further, the Company maintains insurance coverages that it believes are customary in the industry, although it is not fully insured against all environmental and safety risks. The Company is not aware of any existing environmental or safety claims that would have a material impact upon its financial position or results of operations. See
" -- Insurance."

INSURANCE

     The Company maintains insurance coverage of its operations and properties considered to be customary in the industry. There can be no assurance, though, that the Company's insurance coverage will be available or adequate for any particular risk or loss. Although, management believes that the Company's assets are adequately covered by insurance, a substantial uninsured loss could have a materially adverse impact on the Company and its financial position.

LEGAL PROCEEDINGS

     In addition to opposing Southern's application with the FERC, on February 9, 1996, MIT filed a lawsuit in the Circuit Court of Jefferson County ("Circuit Court"), Alabama against Southern and the City of Huntsville asserting that the firm transportation contract between Southern and Huntsville violates Alabama's competitive bid law and requesting that the contract be declared void. The Circuit Court entered summary judgment for Southern and Huntsville on August 20, 1996. The MIT System's appeal of that ruling is pending in the Supreme Court of Alabama. See " -- Competition."

     On September 13, 1996, an involuntary petition for relief under Chapter 11 of the United States Bankruptcy Code was filed against Stewart Petroleum Company ("Stewart") in the United States Bankruptcy Court for the District of Alaska (the "Court") by certain working interest owners in the West McArthur River
Unit ("WMRU") Production Facility, operated by Stewart. Stewart consented to an order for relief on January 24, 1997 and Stewart subsequently filed a Disclosure Statement and Plan of Reorganization, as amended (the "Stewart Plan"). The payment of the Company's throughput fees since August 1996 have been suspended by the Court, and only those claims deemed to be necessary to avoid immediate and irreparable harm to the Stewart estate have been paid. The Court has approved the Disclosure Statement and scheduled a Confirmation Hearing on the Stewart Plan for June 1997. The Stewart Plan provides for the payment of the Company's claim and the Company believes it is adequately protected, but there can be no assurance that the Stewart Plan will be confirmed or that the Company's claim will be paid. As such, the Company is continuing to accrue revenue for the throughput fees from August 1996 to May 1997, which amounts to approximately $143,000.

     The Company is currently involved in certain other litigation. Management believes that all such other litigation arose in the ordinary course of business and that costs of settlements or judgments arising from such suits will not have a material adverse effect on the Company's consolidated financial position or results of operations.

OFFICE FACILITIES

     The Company leases its principal executive offices in Houston, Texas. The Company also owns an 11,212 square foot, two-story office building in Muscle Shoals, Alabama and maintains other regional offices in Corpus Christi, Texas, Pachuta, Mississippi, Topeka, Kansas and Tuscaloosa, Alabama.

EMPLOYEES AND CONTRACT SERVICE ORGANIZATIONS

     The Company has 61 full-time employees. The Company has arrangements with other unaffiliated independent pipeline operating companies who service and operate the Company's extensive field operations and provide for emergency response measures. The Company is not party to any collective bargaining agreements. There have been no significant labor disputes in the past.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company. Each director holds office until the first annual meeting of stockholders is held after his election or until his successor is elected or appointed and qualified.

                                                                      OFFICER OR
                                                                       DIRECTOR
             NAME        AGE                POSITION                    SINCE
-----------------------  ---  -------------------------------------   ----------
Dan C. Tutcher.........   48  Chairman of the Board, President and        1992
                              Chief Executive Officer
I. J. Berthelot, II....   37  Vice President of Operations, Chief         1995
                              Engineer and Director
Richard A. Robert......   31  Chief Financial Officer and Treasurer       1996
Duane S. Herbst........   33  Vice President of Corporate Affairs         1992
                              and Secretary
Richard N. Richards....   50  Director                                    1996
Bruce M. Withers, Jr...   70  Director (designee)                         1997

     DAN C. TUTCHER has served as Chairman of the Board, President and Chief Executive Officer since the Company's incorporation in 1992 and Treasurer from 1995 to 1996. Since 1989, Mr. Tutcher has also been President and Chief Executive Officer of Magic Gas Corp. Prior to its merger into the Company in 1992, Mr. Tutcher served as a director of Nugget Oil Corporation ("Nugget"), from 1990 to 1992. He also has held various positions in companies which constructed pipelines and marketed gas, such as Gulf Gas Utilities, Inc. and Wildhorn Corporation, where he served as Vice President from 1987 through 1989 and as President from 1984 through 1993, respectively. Mr. Tutcher holds a Bachelors of Business Administration degree in General Business from Washburn University.

     I. J. (CHIP) BERTHELOT, II has served as Vice President of Operations since 1995, Chief Engineer since 1992 and director since 1996. From 1991 to 1992, Mr. Berthelot was a gas contracts representative with Mitchell Energy & Development Co. ("Mitchell Energy"). Prior to 1991, Mr. Berthelot was with Texline Gas Company ("Texline") as a gas contracts representative and engineer for the period from 1990 to 1991. He is a Professional Engineer, licensed in Texas and holds a Bachelors of Science degree in Petroleum and Natural Gas Engineering from Texas A&I University.

     RICHARD A. ROBERT has served as Chief Financial Officer and Treasurer since 1996, and as Controller since the Company's incorporation in 1992. From 1988 to 1992, Mr. Robert was an audit associate in the energy audit division of Arthur Andersen LLP. Mr. Robert is a certified public accountant and is a member of the Texas Society of Certified Public Accountants. He holds a Bachelors of Business Administration degree in Accounting from Southwest Texas State University.

     DUANE S. HERBST has served as Vice President of Corporate Affairs since 1996 and as Secretary of the Company since its incorporation in 1992. From April 1992 until its merger with the Company in September 1992 he held the office of President of Nugget. Since 1989, to the date hereof, he has been Vice President of Rainbow Investments Company ("Rainbow"). Mr. Herbst has also held the office of Secretary of Texline since 1993 and the office of Secretary and director of Re-Claim Environmental Inc. since 1995. He holds a Masters of Business Administration from the University of Texas and a Bachelors of Science degree in Finance from Trinity University. Mr. Herbst is the son of Stevens G. Herbst, a principal stockholder of the Company. See "Principal Stockholders."

     RICHARD (DICK) N. RICHARDS has served as a director since 1996. Mr. Richards has been with NASA since 1980. Mr. Richards was an astronaut with NASA until 1995 and flew one mission as pilot and commanded three missions of the space shuttles Discovery and Columbia. Mr. Richards is currently the Manager of Space Shuttle Program Integration. He recently completed an assignment as Mission Director of the third Hubble Space Telescope Servicing Space Shuttle Mission and Mission Manager for the second Tethered Satellite System Space Shuttle Mission. He holds a Bachelors of Science degree in Chemical

Engineering from the University of Missouri and a Masters of Science in Aeronautical Systems from the University of West Florida.

     BRUCE M. WITHERS, JR. has agreed to become a director after the closing of the Offering. From August 1991 to October 1996, Mr. Withers served as Chairman and Chief Executive Officer of Trident NGL, Inc. and Vice Chairman of NGC Corporation ("NGC"). NGC is a leading North American aggregator, processor, transporter and marketer of energy products and services. Prior to joining NGC, Mr. Withers served as the President of the Transmission and Processing Division of Mitchell Energy for 17 years. Mitchell Energy is engaged through its subsidiaries in the exploration for and production of oil and gas, in natural gas processing and gas gathering and transmission and in real estate development. He also served as President and Chief Operating Officer of Liquid Energy Corp. and Southwestern Gas Pipeline, two affiliates of Mitchell Energy. Mr. Withers holds a Bachelors of Science degree in Petroleum and Natural Gas Engineering from Texas A&I University.

EXECUTIVE COMPENSATION

     The following table reflects all forms of compensation for services to the Company for the years ended December 31, 1996, 1995 and 1994 for the Chief Executive Officer, the Vice President of Operations and the Chief Financial Officer of the Company. During 1995 and 1994, no other executive officers received compensation, including bonuses, which exceeded $100,000.

                                                                                              LONG TERM
                                                                                            COMPENSATION
                                                           ANNUAL COMPENSATION                 AWARDS
                                                  --------------------------------------    -------------
                                                                           OTHER ANNUAL      RESTRICTED         ALL OTHER
          NAME AND POSITION              YEAR       SALARY      BONUS      COMPENSATION     STOCK AWARDS     COMPENSATION(1)
-------------------------------------  ---------  ----------  ---------   --------------    -------------    ----------------
Dan C. Tutcher.......................    1996     $  125,000     --           --                --               $ 12,400
  President and                          1995     $  125,000     --           --                --               $  6,675
  Chief Executive Officer                1994     $  125,000     --           --                --               $  6,675
I. J. Berthelot, II..................    1996     $   59,110     --        $  5,586(2)         $91,383           $  1,518
  Vice President of                      1995(3)  $   64,206  $   1,200    $ 16,170(2)         $ 4,200            --
  Operations and                         1994     $   66,486     --           --               $ 3,000            --
  Chief Engineer
Richard A. Robert....................    1996(3)  $   65,125    --         $  5,586(2)         $25,383           $  8,228
  Chief Financial Officer                1995     $   50,654  $   1,200       --               $ 4,200           $  4,800
  and Treasurer                          1994     $   47,109  $   5,000       --               $ 3,000           $  3,200

------------

(1) Represents the Company's matching contributions to the Midcoast Energy Resources, Inc. Profit Sharing Plan and Trust ("401(k) Plan") and certain personal benefits including car allowances.

(2) Includes amounts paid by the Company as reimbursement for taxes incurred on appreciation of shares of stock issued as consideration for executing employment agreements.

(3) Mr. Berthelot and Mr. Robert became executive officers in 1995 and 1996, respectively.

     Pursuant to separate shareholders agreements dated April 30, 1994 by and between the Company and I. J. Berthelot, II, Richard A. Robert and Duane S. Herbst, each officer was respectively, issued 11,152, 11,152, and 6,691 shares, respectively, of the Company's Common Stock as additional consideration for their services to the Company.

EXECUTIVE EMPLOYMENT CONTRACTS

     Dan C. Tutcher, the Chief Executive Officer and President of the Company, has an employment agreement with the Company which, as amended, terminates in December 2001 pursuant to which he receives a base annual salary of $95,000 in 1997, $125,000 in 1998 and 1999 and $150,000 in 2000 and 2001 and may
participate in any such executive level bonuses or salary increases as the Board may approve. Mr. Tutcher is also entitled to reimbursement for reasonable automobile expenses not to exceed $500 each month and is eligible for participation in the Company's group insurance plans. Mr. Tutcher is required to devote his full business time and attention to the Company.

     I. J. Berthelot, II, Vice President of Operations and Chief Engineer, entered into an four-year employment agreement with the Company commencing April 1995. Pursuant to the employment agreement Mr. Berthelot is to receive an annual base salary of $55,200, increased a minimum of 10% annually, beginning on April 17, 1995. Mr. Berthelot was also awarded 57,991 shares of the Company's Common Stock as consideration for executing the agreement. Mr. Berthelot is required to devote his full business time and attention to the Company.

     Richard A. Robert, Chief Financial Officer and Treasurer, entered into a five-year employment agreement with the Company commencing April 1994. Pursuant to the employment agreement, Mr. Robert is to receive an annual base salary of $69,000 to be increased a minimum of 10% annually, beginning on April 8, 1997. Mr. Robert was also awarded 8,921 shares of the Company's Common Stock as consideration for executing the agreement. Mr. Robert is required to devote his full business time and attention to the Company.

DIRECTOR COMPENSATION AND BOARD COMMITTEES

     During the year ended December 31, 1996, the Board met 14 times. Each director attended all Board meetings either in person or by telephonic conference. Employee directors do not receive additional compensation for service on the Board or its committees. The Company currently pays each non-employee director a cash fee of $1,000 at the end of each calendar quarter of service, $1,000 for each regular and special meeting of the Board attended and $300 for each committee meeting attended plus any travel expenses. Under the 1997 Non-Employee Director Stock Option Plan (the "Director Plan"), pursuant to an annual election by the director, these cash fees may be converted into shares of the Company's Common Stock at the market price (as defined in the Director Plan) on the last day of the quarter in which the fees are paid. See
" -- 1997 Non-Employee Director Stock Option Plan." In July 1996, the
Company's two outside directors, Mr. E. P. Marinos and Mr. Richards, were issued a stock grant of 2,007 shares of the Company's Common Stock in consideration for their future services as directors. Mr. Marinos became President of MIT in May 1997 and did not stand for re-election as a director of the Company at its 1997 Annual Stockholders' Meeting.

     The Director Plan entitles each newly-elected director who is neither (i) an employee of the Company nor (ii) a director as a result of an acquisition or financing transactions (a "New Director") to receive options to purchase up to 15,000 shares of Common Stock on their initial election. The Director Plan entitles each existing non-employee director (the "Existing Directors") to receive an option to purchase 5,000 shares of Common Stock. Further, the Director Plan entitles each Existing Director and each New Director to receive an option to purchase 5,000 shares on each date he is re-elected to serve as a member of the Company's Board. Mr. Richards was issued an option to purchase 5,000 shares pursuant to the Director Plan upon his re-election as a director in 1997. See " -- 1997 Non-Employee Director Stock Option Plan." Employee directors are eligible to participate in the Company's Incentive Plan. See
" -- 1996 Incentive Stock Plan."

     AUDIT COMMITTEE. The Board's Audit Committee was established in May 1996. The Committee's functions include reviewing internal controls and recommending to the Board the engagement of the Company's independent certified public accountants, reviewing with such accountants a plan for and results of their examination of the financial statements, and determining the independence of such accountants. The Audit Committee was comprised of Messrs. Marinos and Richards through May 1997 and will consist of Messrs. Withers and Richards upon completion of the Offering.

     EXECUTIVE COMMITTEE. The Board's Executive Committee was established in May 1996. The Executive Committee is authorized to exercise, to the extent permitted by law, the power of the full Board when a meeting of the full Board is not practicable or necessary. The Executive Committee consists of Messrs. Tutcher and Berthelot and did not meet during 1996.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Board's Compensation Committee was established in May 1996. The Compensation Committee administers the Incentive Plan and the Director Plan. In this capacity, the Compensation Committee recommends all option grants or awards to Company officers, executives, employees and consultants. The Compensation Committee also recommends the establishment of policies dealing with various compensation, including compensation of executive officers, the Company's 401(k) Plan, and any pension and profit sharing plans which may be created. The Compensation Committee was comprised of Messrs. Marinos and Richards through May 1997 and will consist of Messrs. Withers and Richards upon completion of the Offering.

1996 INCENTIVE STOCK PLAN

     The stockholders approved the Incentive Plan in May 1996. The purpose of the Incentive Plan is to (i) align the personal financial incentives of the employees and consultants of the Company ("Consultants") and its subsidiaries (collectively, the "Participants") with the long-term growth of the Company and the interests of the Company's stockholders through the ownership and performance of the Company's Common Stock and (ii) enhance the ability of the Company and its subsidiaries to attract and retain employees and Consultants who share primary responsibility for the Company's management and growth. All Participants, including officers (whether or not directors) of the Company and its subsidiaries are currently eligible to participate in the Incentive Plan. Persons who are not in an employment or consulting relationship with the Company or any of its subsidiaries, including non-employee directors, are not eligible to participate in the Incentive Plan.

     The Incentive Plan provides for the grant of (i) stock options, including incentive stock options and non-qualified stock options, (ii) shares of restricted stock, (iii) performance awards payable in cash or Common Stock, (iv) shares of phantom stock, (v) stock bonuses, and (vi) cash bonuses (collectively, the "Incentive Awards"). Under the Incentive Plan, the Company may grant Incentive Awards with respect to a number of shares of Common Stock of up to 230,000 shares. All employees, including officers (whether or not they are directors), of the Company and its subsidiaries are eligible to participate in the Incentive Plan. As of May 15, 1997, 160,000 stock options had been granted under the Incentive Plan. See Note 12 to the Company's "Consolidated Financial Statements."

     The Incentive Plan is administered by the Compensation Committee of the Board, whose members will consist of Messrs. Withers and Richards upon the completion of the Offering. The Compensation Committee determines which Participants receive grants of Incentive Awards, the type of Incentive Awards and bonuses granted and the number of shares subject to each Incentive Award; provided, however, that the maximum number of shares of Common Stock subject to Incentive Awards that can be issued to any one individual during any calendar year is 50,000 shares.

     The Incentive Plan provides for proportionate adjustments in the number of shares of Common Stock available for grants thereunder, and the number of shares and exercise prices of outstanding options for subdivisions or a consolidations of, or stock dividends on, Common Stock effected by the Company without the receipt of consideration. Subject to the terms of the Incentive Plan, the Compensation Committee also determines the prices, expiration dates and other material features of the Incentive Awards granted under the Incentive Plan. The Compensation Committee has the authority to interpret and construe any provision of the Incentive Plan and to adopt such rules and regulations for administering the Incentive Plan as it deems necessary. All decisions and determinations of the Compensation Committee are final and binding on all parties. The Company indemnifies each member of the Compensation Committee against any cost, expenses or liability arising out of any action, omission or determination relating to the Incentive Plan, unless such action, omission or determination was taken or made in bad faith and without reasonable belief that it was in the best interest of the Company.

     The exercise price of each stock option (singularly, "Option" and collectively, "Options") granted under the Incentive Plan is determined by the Compensation Committee, but such price may not be less than the fair market value (as defined) of a share of Common Stock of the Company on the date on which such Option is granted. Each Option is exercisable for a period not to exceed ten years and no Option is exercisable until six months after the date of grant. For each Option, the Compensation Committee establishes (i) the term of each Option and (ii) the time or period of time in which the Option will vest. The exercise price will be paid in cash or, subject to the approval of the Compensation Committee, (i) in shares of Common Stock valued at their fair market value (as defined) on the date of exercise, (ii) through a cashless exercise (as defined), or (iii) in a combination of the foregoing.

     A grant of shares of restricted stock represents the promise of the Company to issue shares of Common Stock of the Company on a predetermined date (the "Issue Date") to a Participant, provided the Participant is continuously employed by the Company until the Issue Date. Vesting of the shares occurs on a second predetermined date (the "Vesting Date"), if the Participant has been continuously employed by the Company until that date. Prior to the Vesting Date, the shares are not transferable by the Participant and are subject to a substantial risk of forfeiture. The Compensation Committee may, at the time shares of restricted stock are granted, impose additional conditions to the vesting of the shares, such as, for example, the achievement of specified performance goals. Vesting of some portion, or all, of the shares of restricted stock may occur on the termination of the employment of a Participant, other than for cause (as defined), prior to the Vesting Date. If vesting does not occur, shares of restricted stock are forfeited.

     A performance award is an award granted to a Participant contingent upon the future performance of the Company or any subsidiary, division or department thereof over a specified performance period. The Compensation Committee will establish the relevant performance criteria, subject to adjustment to reflect unforeseen events or changes. Each performance award will be subject to a maximum value at the time of grant of such award.

     A share of phantom stock represents the right to receive the economic equivalent of a grant of restricted stock. Shares of phantom stock are subject to the same vesting requirements as are shares of restricted stock. On vesting of a share of phantom stock, the holder is entitled to receive cash in an amount equal to the sum of (i) the fair market value (as defined) of a share of Common Stock as determined on the vesting date and (ii) the aggregate amount of cash dividends paid in respect of a share of Common Stock during the period commencing on the date of grant and ending on the vesting date.

     Bonuses payable in stock may be granted by the Compensation Committee and may be payable at such times and subject to such conditions as the Compensation Committee determines.

1997 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Director Plan provides for the grant to non-employee: (i) Existing Directors (as defined) on the Effective Date (as defined) to purchase 5,000 shares of Common Stock and (ii) New Directors (as defined) on their initial election of a non-qualified stock option ("NQO") to purchase 15,000 shares of Common Stock on the Effective Date (as defined) at an exercise price equal to the fair market value of the Common Stock on the date of grant. The Director Plan also entitles each non-employee director to receive an NQO to purchase 5,000 shares of Common Stock on each date he is reelected to the Company's Board. As of May 15, 1997, 5,000 NQOs had been awarded under the Director Plan.

     The Compensation Committee has no discretion as to the selection of the non-employee directors to whom NQOs are to be granted or Cash Fee Awards (as defined) paid, the number of shares subject to any NQO granted, the exercise price of any NQO granted or the ten-year maximum term of any NQO granted thereunder. The Compensation Committee has the authority to interpret and construe any provision of the Director Plan and to adopt such rules and regulations for administering the Director Plan as it deems necessary. All decisions and determinations of the Compensation Committee are final and binding on all parties. The Company has agreed to indemnify each member of the Compensation Committee against any cost, expense or liability arising out of any action, omission or determination relating to the Director Plan, unless such action, omission or determination relating to the Director Plan, unless such action, omission or determination was taken or made in bad faith and without reasonable belief that it was in the nest interest of the Company.

     The Director Plan provides for the adjustment of the number of shares covered by an option awarded thereunder, and of the exercise price thereof, on any stock dividend, any subdivision or combination of the outstanding shares of Common Stock and any merger, consolidation, recapitalization of the Company or other similar event which affects the issued and outstanding shares of Common Stock.

CERTAIN TRANSACTIONS

     The Company has obtained financing from certain former officers and directors and affiliates of the Company for the acquisition and construction of pipelines. This financing enabled the Company to take advantage of pipeline acquisition opportunities that would have otherwise been unavailable to the Company because no other source or no less costly source of financing may have been available to the Company at the time such opportunities arose. It is management's belief that under such circumstances these transactions with affiliates were fair and equitable to the Company. Prior to the Company's Common Stock offering in August 1996, all indebtedness to non-affiliated third parties had been personally guaranteed by Dan C. Tutcher, Stevens G. Herbst, and Kenneth
B. Holmes, Jr., the Company's three largest stockholders. The Company does not presently intend to obtain financing, security or guarantees for financing from affiliates in the future. No future transaction will be entered into between the Company and members of management or affiliates without the approval of the disinterested outside members of the Board. Set forth below are descriptions of such transactions:

     COOK INLET PIPELINE. In April 1994, Texline, a Texas corporation owned by two former officers and directors of the Company and Rainbow, provided approximately $1,000,000 in certificates of deposit and U. S. Treasury Bills as security for obtaining the long-term bank financing for the Company's investment in the Cook Inlet systems (the "Alaska Loan"). This collateral was outstanding for a period of approximately eight months at which point the Company replaced the Alaska Loan with another commercial lender and the collateral was released. In consideration for providing such security, the Company assigned a 3% and a 2% net revenue interest to Texline and Rainbow, respectively, on the net income derived from the Company's investment in the Cook Inlet systems in Alaska. However, the net revenue interest applies only after all costs associated with the investment have been recouped by the Company. As a result, no amounts have been paid under the assignment of the net revenue interests.

     PROJECT REFINANCING. In December 1994, Texline provided a $275,000 unsecured loan (as amended, the "Texline Note") to the Company, which bore interest at the Mercantile Bank, N.A. -- Corpus Christi prime rate plus 1.5%. Interest was payable monthly and principal and remaining accrued interest were due in full at maturity on April 1, 1997. The proceeds of the loan were used for general corporate purposes including the repayment of other indebtedness. Principal of $75,000 was repaid in November 1995 with the remaining $200,000 repaid in August 1996 with proceeds from the Common Stock offering. Cash payments totaling $39,106 were made for interest during the term of the loan.

     EXXON PRODUCTION ACQUISITION. In May 1995, Texline provided a $173,822 loan to partially finance the acquisition of a 23% working interest in oil and gas production from two leases located in Starr County, Texas. The loan, as amended in March 1996, bore interest at the Mercantile Bank N.A. -- Corpus Christi prime rate plus 1% and matured on April 1, 1997. However, the loan was repaid in full in July 1996 with cash generated from operations. Cash payments of interest amounting to $3,346 and $18,124 were made during 1995 and 1996, respectively. No collateral was required to obtain this loan, although, as additional consideration for obtaining the loan, Texline was assigned a .5% working interest in the oil and gas properties.

     FIVE FLAGS SYSTEM. In September 1995, the Company and Rainbow jointly acquired 100% of the outstanding capital stock of Five Flags from Five Flags Holding Company. Total cash consideration of $2,052,000 was paid for the stock, of which the Company's share was $1,872,450 representing 91.25% of Five Flags' capital stock and Rainbow's share was $179,550 for 8.75% of Five Flags' capital stock. This transaction was financed by Stevens G. Herbst, a former officer and director of the Company. A promissory note in the amount of $1,872,450 was issued by the Company in favor of Mr. Herbst (the "Herbst Note") which provided for monthly payments of interest beginning April 1, 1996 through December 31, 1996, at which time both principal and all accrued interest would be due in full. Interest on the Herbst Note accrued at the prime rate plus 2%. Shortly after acquiring Five Flags' capital stock, the Company and Rainbow sold 100% of the capital stock of Five Flags to Koch Gateway Pipeline Company for $4,664,865. A portion of the proceeds from the sale were used to repay the Herbst Note in October 1995 including accrued interest of approximately $10,500, with the remainder of the proceeds used to repay certain other notes associated with the acquisition of the Magnolia System.

     MAGNOLIA SYSTEM PIPELINE ACQUISITION. In connection with the acquisition of the Magnolia System in October 1995, the Company borrowed $1,200,000 from Rainbow (the "Rainbow Note"). These funds were used in conjunction with the remainder of the sale proceeds of Five Flags to fully retire a $500,000 debenture and a $2,700,000 note due to the seller of the Magnolia System. The Rainbow Note called for interest to be accrued at the prime rate plus 5% and was due monthly beginning April 1, 1996. The Rainbow Note provided for a maturity date of January 31, 1997, however, upon the entry into a new bank credit facility by the Company in December 1995, the Rainbow Note plus accrued interest of $35,260 was repaid in full.

     As additional consideration for extending the Rainbow Note, Midcoast granted Rainbow a 5% net revenue interest in the Magnolia System's earnings before interest, income taxes and depreciation to be paid on a monthly basis. The net revenue interest, as amended in May 1996, applied only after the Magnolia System's acquisition cost had been recouped by the Company. No amounts related to the Magnolia System's earnings were paid under the assignment of the net revenue interest. The Company had the right to repurchase this net revenue interest for a cash payment of $25,000, with such amount increased an additional $25,000 on November 1, 1995 and each following month up to a maximum of $500,000. In July 1996, the Company exercised it's right to repurchase the net revenue interest for cash consideration of $250,000.

     ADDITIONAL WORKING CAPITAL. Rainbow also loaned the Company a total of $660,000 in December 1995 for general corporate purposes pursuant to an unsecured promissory note accruing interest at the prime rate plus 5%. All amounts under this note were due and payable on January 1, 1997. On January 12, 1996 the Company repaid all principal amounts due under the note to Rainbow as well as accrued interest in the amount of $4,039. The proceeds of such indebtedness were used by the Company for general corporate purposes including the repayment of indebtedness.

     SEAHAWK ACQUISITION. In connection with the acquisition of certain pipeline systems in March 1996, the Company borrowed $100,000 from Rainbow for its equity contribution to Pan Grande pursuant to a promissory note between the Company and Rainbow (as amended, the "Seahawk Note"). The Seahawk Note bore interest at the prime rate plus 2.5% and was payable in 59 monthly installments of $1,667 plus accrued interest and a final installment at March 15, 2001 in the amount of the remaining principal and accrued interest. The Seahawk Note was secured by the Company's interest in Pan Grande. Rainbow also committed to lend up to an additional $75,000 in the event an additional system was purchased by Pan Grande. In consideration for the financing of the equity contribution and the commitment for additional financing, the Company issued Rainbow 4,460 shares of the Company's Common Stock. The Seahawk Note plus accrued interest of $4,896 was repaid in full in August 1996 with proceeds from the Company's Common Stock offering.

     REDEMPTION OF 5% CUMULATIVE PREFERRED STOCK. In May 1996, the Board approved the redemption of the 5% cumulative preferred stock ("5% Preferred") for $118,366 held by Magic (Dan Tutcher is the beneficial owner of such shares), Stevens G. Herbst and Kenneth B. Holmes, Jr. The shares were redeemed for 10% of the stated liquidation value ($1,183,665). As a result of the redemption of the 5% Preferred by the Company, Magic, Mr. Herbst and Mr. Holmes were paid $59,182, $29,592, and $29,592 for the redemption of 100,000, 50,000 and 50,000 shares, respectively.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information based upon the records of the Company and filings with the SEC as of April 16, 1997 (including shares that may be acquired pursuant to outstanding stock options within 60 days of such date), with respect to (i) each person known to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each executive officer and director of the Company, and (iii) all directors and executive officers as a group, and (iv) the Selling Stockholder.

                                                                                 PERCENTAGE OF
                                                                             OUTSTANDING OWNED (1)
                                             AMOUNT AND NATURE OF      ---------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER (2)   BENEFICIAL OWNERSHIP (3)    BEFORE OFFERING    AFTER OFFERING
----------------------------------------   ------------------------    ---------------    --------------
Magic Gas Corp.(4)......................            611,240                  24.5%             13.6%
Stevens G. Herbst (5)(6)................            285,902                  11.4%              6.4%
  710 Buffalo, Suite 800
  Corpus Christi, Texas 78401
Kenneth B. Holmes, Jr. (5)(7)...........            283,195                  11.3%              4.1%
  710 Buffalo, Suite 800
  Corpus Christi, Texas 78401
Wellington Management Co., LLP (8)......            219,100                   8.8%              4.9%
  75 State Street
  Boston, Massachusetts 02109
Kennedy Capital Management, Inc.........            161,950                   6.5%              3.6%
  10829 Olive Blvd.
  St. Louis, Missouri 63141
Dan C. Tutcher (9)......................            611,440                  24.5%             13.6%
I. J. Berthelot, II (10)................             78,066                   3.1%              1.7%
Richard A. Robert (11)..................             22,304                     *                 *
Duane S. Herbst (12)....................             11,152                     *                 *
  710 Buffalo, Suite 800
  Corpus Christi, Texas 78401
Richard N. Richards (13)................              2,507                     *                 *
All Directors and Executive
  Officers as a group (5 persons).......            725,469                  29.0%             16.1%

------------

  *  Denotes less than 1%.

 (1) Assumes no exercise of Underwriters' over-allotment option.

 (2) Unless otherwise indicated, the address of each person listed below is 1100 Louisiana, Suite 2950, Houston, Texas 77002.

 (3) Except as otherwise noted, shares beneficially owned by each person as of the record date were owned of record and each person had sole voting and investment power with respect to all shares beneficially held by such person.

 (4) All of the outstanding stock of Magic is owned by Dan C. Tutcher, his wife and a trust established for the benefit of their children.

 (5) Stevens G. Herbst and Kenneth B. Holmes, Jr. are parties to an irrevocable five-year voting proxy agreement dated August 5, 1996 pursuant to which all voting power of such shares owned of record and beneficially by Messrs. Herbst and Holmes will be voted by the trust department of a banking institution. See " -- Voting Proxy Agreement."

 (6) Includes 4,460 shares held of record by Rainbow which is controlled by Stevens G. Herbst.

 (7) See "Selling Stockholder."

 (8) On January 24, 1997, Wellington Management Company LLP filed a Schedule 13G on behalf of itself and Wellington Trust Company, NA ("Wellington
     Trust"), a wholly-owned subsidiary, denoting beneficial ownership of the shares shown above. On January 27, 1997, Wellington Trust filed a Schedule 13G denoting beneficial ownership of 144,100 shares of the Company's Common Stock.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (9) Includes 611,240 shares of Common Stock held of record by Magic, an affiliate of Mr. Tutcher, and 200 shares held as custodian for minor children under the Uniform Gift to Minors Act.

(10) Includes 4,461 shares subject to certain vesting requirements and 1,338 shares which Mr. Berthelot holds as custodian for minor children under the Uniform Gift to Minors Act.

(11) Includes 10,409 shares subject to certain vesting requirements.

(12) Includes 2,676 shares subject to certain vesting requirements.

(13) Mr. Richards was issued a stock grant of 2,007 shares on July 1, 1996. See "Management -- Directors Compensation and Board Committees."

VOTING PROXY AGREEMENT

     In July 1996, Stevens G. Herbst, Kenneth B. Holmes, Jr. and the Company entered into an irrevocable five-year voting proxy agreement. Pursuant to the voting proxy agreement, all shares owned of record and beneficially by Messrs. Herbst and Holmes will be voted by the trust department of a banking institution. Pursuant to this agreement, the appointed proxy holder is empowered and authorized to represent Messrs. Herbst and Holmes and to vote their shares in the same proportion as all other shares of Common Stock are voted which are held of record and beneficially by stockholders who are not officers, directors, or Affiliates (as defined) of the Company. Messrs. Herbst and Holmes have retained the power to receive dividends and sell their shares.

                              SELLING STOCKHOLDER

     The following table sets forth certain information concerning the beneficial ownership of Common Stock by the Selling Stockholder as of May 15, 1997 and as adjusted to reflect the sale of 100,000 shares of Common Stock by the Selling Stockholder.

                                            BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                           BEFORE THE OFFERING (1)                    AFTER THE OFFERING (2)
                                           -----------------------     SHARES OF      -----------------------
                                            SHARES OF                 COMMON STOCK     SHARES OF
            NAME AND ADDRESS               COMMON STOCK    PERCENT     TO BE SOLD     COMMON STOCK    PERCENT
----------------------------------------   ------------    -------    ------------    ------------    -------
Kenneth B. Holmes, Jr.(1)...............      283,195        11.3%       100,000         183,195         4.1%
  710 Buffalo, Suite 800
  Corpus Christi, Texas 78401

------------

(1) Mr. Holmes was Vice President and director of the Company since its incorporation in 1992 until 1996 and Treasurer from the same period until 1995. In 1985, Mr. Holmes formed Texline jointly with Mr. Stevens G. Herbst where he currently serves as Vice President. See "Management -- Certain Transactions."

(2) Assumes no exercise of Underwriters' over-allotment option.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 4,500,000 shares of Common Stock outstanding (4,815,000 shares if the Underwriters' over-allotment option is exercised in full). The 2,100,000 shares sold in this Offering (2,415,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Securities Act). Substantially all of the remaining 2,500,000 shares of Common Stock outstanding immediately following the Offering will be transferable without restriction or registration under the Securities Act, except for approximately 1,200,000 shares persons deemed to be affiliates of the Company (as that term is defined under the Securities Act) which will be subject to the volume restrictions under Rule 144. No shares of Common Stock are subject to registration rights in connection with the Offering. The Company has previously granted to certain holders of Common Stock demand registration rights under the Securities Act with respect to the 100,000 shares of Common Stock underlying the Warrants.

     In general, under Rule 144, as recently amended, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 45,000 shares immediately after this Offering, or 48,150 if the Underwriters' over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock on the AMEX during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, will be able to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.

     The Company has reserved an aggregate of 280,000 shares of Common Stock for issuance pursuant to the Incentive Plan and the Director Plan. Options to purchase 160,000 shares of Common Stock, which are not exercisable until August 1997, have been issued under the Incentive Plan at exercise prices ranging from $10.50 to $11.55 per share, the fair market value on the date of grant as determined by the Company's Board. The Company intends to register eligible shares of Common Stock issuable upon the exercise of options under the Incentive Plan and the Director Plan pursuant to a Registration Statement on Form S-8 following the Offering. Subject to restrictions imposed pursuant to the Incentive Plan and the Director Plan, such eligible shares of Common Stock issued pursuant to the Incentive Plan and the Director Plan after the effective date of such Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company, and by affiliates pursuant to Rule 144. See "Management -- 1996 Incentive Stock Plan" and "Management -- 1997
Non-Employee Director Plan."

     The Company, the Selling Stockholder, the Company's executive officers and directors and certain stockholders of the Company who collectively own an aggregate of 1,382,606 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, contract to sell, make a short sale, pledge or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock) other than (i) in the case of the Company and the Selling Stockholder, for sales of Common Stock to the Underwriters pursuant to the Underwriting Agreement and (ii) in the case of the Company, for (a) the issuance of shares of Common Stock upon the exercise of options granted pursuant to the Incentive Plan or Director Plan prior to the date hereof and (b) subject to certain limitations, the grant of options, restricted shares, performance awards payable in Common Stock or stock bonuses issued or granted pursuant to the Incentive Plan or Director Plan for a period of 180 days after the date of this Prospectus, without the prior written consent of

Oppenheimer & Co., Inc. In addition, the Company has agreed that for a period of 180 days following the date of this Prospectus it will not, without the prior written consent of Oppenheimer & Co., Inc., register with the Commission any shares of Common Stock or any other equity securities of the Company except for the shares of Common Stock offered hereby and the issuance of shares of Common Stock upon exercise of stock options previously authorized by the Company under the Incentive Plan and Director Plan.

     After the 180 day period, the shares of Common Stock subject to the sale restriction will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act, subject to the volume limitations and other restrictions contained in Rule 144. The 2,100,000 shares of Common Stock sold in the Offering (2,415,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act, unless purchased by persons deemed to be affiliates of the Company (as that term is defined under the Securities Act).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $.01 par value. As of May 15, 1997, the Company had outstanding 2,500,000 shares of Common Stock. The following summary description of the Company's capital stock is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the Company's Articles of Incorporation (the "Articles"), as amended, and the Company's bylaws
("Bylaws"), copies of which are filed as exhibits to the Registration
Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by applicable law, holders of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes of capital stock. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Articles.

     Holders of shares of Common Stock are entitled to receive dividends, if, as, and when declared by the Board out of funds legally available therefore. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into shares. The outstanding shares of Common Stock are fully paid and nonassessable.

OUTSTANDING WARRANTS

     WARRANTS. The Company issued the Triumph Warrant to purchase 34,349 shares of Common Stock at $7.85 per share that expire in February 1999 in consideration for services which have been and will continue to be provided by a consultant in connection with the conventional, commercial financing or sale/leaseback of certain Magnolia System assets. The Triumph Warrants are the subject of 180 day lockup agreement, and have certain piggyback registration rights and standard antidilution protections.

     Warrants to acquire 100,000 shares of Common Stock at a price of $14.20 per share commencing in August 1998 were also outstanding at May 15, 1997. These Warrants expire in August 2001. The Warrants were issued in the Company's 1996 public offering and are registered under the Securities Act, however, the shares of Common Stock underlying such warrants have not been registered under the Securities Act. In connection with the issuance of the Warrants, the warrant holders were granted certain demand and piggyback registration rights and have standard antidilution protection.

CERTAIN CORPORATE GOVERNANCE PROVISIONS

     LIMITATION ON DIRECTOR LIABILITY.  As permitted by Private Corporations
Section 78.037 of the General Corporation Law of Nevada (the "NGCL"), the Company's Articles eliminate the personal liability of its directors and officers to the Company and its stockholders for damages for breach of fiduciary duty, except for (i) acts or omissions which involve intentional misconduct, fraud of a knowing violation of law, or (ii) the payment of dividends in violation of the NGCL. To the extent that this provision limits the remedies of the Company and its stockholders to equitable remedies it might reduce the likelihood of derivative litigation and discourage the Company's management or stockholders from initiating litigation against its directors or officers for breach of their fiduciary duties. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of an action, such remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the Company and its stockholders would have no effective remedy against the directors and officers.

     INDEMNIFICATION. To the maximum extent permitted by law, the Articles provide for mandatory indemnification of directors and officers of the Company against all expenses, liabilities and losses to which they may become subject or which they may incur as a result of being or having been a director or officer of the Company. The Company may also indemnify any employee or agent of the Company to the fullest extent permitted by law. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Company's Articles and Bylaws, and the NGCL, further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles, Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

     Pursuant to certain indemnity agreements executed by each current director and executive officer, the Company also must indemnify, defend and hold harmless its directors and officers from and against any loss, liability or claim arising out of or relating to their capacities as such. There is in effect for the Company an insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Company, against loss (including expenses incurred in the defense of actions, suits or proceedings in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of the Company. The policy also reimburses the Company for liability incurred in the indemnification of its directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, which is also the transfer agent, registrar and dividend disbursing agent for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholder, and each of the underwriters named below (the "Underwriters"), the Company and the Selling Stockholder have agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Oppenheimer & Co., Inc., A.G. Edwards & Sons, Inc. and Coleman and Company Securities, Inc. are acting as representatives (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholder, the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below:

                                           NUMBER OF
              UNDERWRITERS                  SHARES
----------------------------------------   ---------
Oppenheimer & Co., Inc. ................
A.G. Edwards & Sons, Inc. ..............
Coleman and Company Securities, Inc. ...

                                           ---------
     Total..............................   2,100,000
                                           =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares of Common Stock if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share of Common Stock. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share of Common
Stock on sales to certain other dealers. After the Offering, the public offering price, concession and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriter a 30-day over-allotment option to purchase up to an aggregate of 315,000 additional shares of Common Stock, exercisable at the public offering price, less the underwriting discount. If the Underwriters exercise such over-allotment option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the shares of Common Stock offered hereby. The Company will be obligated, pursuant to the over-allotment option, to sell such shares to the Underwriters to the extent such over-allotment is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     The Company, the Selling Stockholder, the Company's directors and executive officers and certain stockholders of the Company who collectively own an aggregate of approximately 1,284,000 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, contract to sell, make a short sale, pledge or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock) other than (i) in the case of the Company and the Selling Stockholder, for sales of Common Stock to the Underwriters pursuant to the Underwriting Agreement and (ii) in the case of the Company, for
(a) the issuance of shares of Common Stock upon the exercise of options granted pursuant to the Incentive Plan or Director Plan prior to the date hereof and (b) subject to certain limitations, the grant of options, restricted shares, performance awards payable in Common Stock or stock bonuses issued or granted pursuant to the Incentive Plan or Director Plan for a period of 180 days following the date of this Prospectus, without the prior written consent of the Oppenheimer & Co., Inc. In addition, the Company has agreed that for a period of 180 days following the date of this Prospectus it will not, without the prior written consent of Oppenheimer & Co., Inc., register with the Commission any shares of Common Stock or any other equity securities of the Company except for the shares of Common Stock offered hereby and the issuance of shares of Common Stock upon exercise of stock options previously authorized by the Company under the Incentive Plan and Director Plan.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed in turn to indemnify the Selling Stockholder against certain of these same liabilities.

     In connection with the Company's offering in August 1996, the Company agreed to permit Coleman and Company Securities, Inc. ("Coleman") to have an observer attend the meetings of the Company's Board for a period of three years from August 1996 and agreed to pay the representative of Coleman up to a maximum of $18,966 for such services during such three-year period, payable at the rate of $1,583 per meeting with a limit of payment for four meetings per year. In connection with the Company's offering in August 1996, the Company also entered into an arrangement with Coleman pursuant to which Coleman was entitled to receive an investment banking advisory fee of $3,000 per month for 24 months. In May 1997, the Company paid the representative of Coleman and Coleman $14,217 and $45,000, respectively, as satisfaction for the release of the Company's and Coleman's obligations.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby has been passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters related to this Offering will be passed on for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the AlaTenn Subsidiaries as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Hein + Associates LLP, certified public accountants, as set forth in their report and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The historical summary of revenue and direct operating expenses of the KOCH Hydrocarbons Company -- Harmony Gas Processing Plant for the year ended December 31, 1995, included in this Prospectus, has been audited by Hein + Associates LLP, certified public accountants, as set forth in their report and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

     Certain terms used in this Prospectus have the meanings set forth below:

     "AMEX" means the American Stock Exchange, Inc.

     "BARREL OR BBL" means one stock tank barrel, or 42 U.S. gallons liquid volume, and represents the basis unit for measuring crude oil or other liquid hydrocarbons.

     "BYPASS PIPELINE" means a pipeline built to provide an end-user of quantities of natural gas, typically a chemical or manufacturing plant, an alternative natural gas supply source to that offered by the local distribution company or "LDC" by connecting the end-user to major pipelines, thus by passing the LDC.

     "GROSS ACRE" means an acre in which a working interest is owned.

     "EBITDA" represents the net income of the Company before income taxes, net interest expense, depreciation, depletion and amortization and other noncash items reducing net income. EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures by other companies. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. The Company incurs significant capital expenditures and incurs debt, primarily related to acquisitions, which are not reflected in EBITDA. As such, the Company has provided above cash flows from operating, investing and financing activities, and capital expenditures which reflect these transactions. The Company has included information concerning EBITDA as it understands that it is used by certain investors as one measure of an issuer's historical ability to service its debt.

     "MCF" means thousand cubic feet of natural gas expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute. Where applicable, all Mmbtu amounts have been converted to Mcf on a 1 Mmbtu to 1 Mcf basis.

     "MCF/D" means thousand cubic feet per day.

     "MMCF/D" means million cubic feet per day.

     "NET" when used in connection with the transportation of a quantity of natural gas, means the total amount of gas transported multiplied by the Companys interest in the joint venture or other entity that owns the gathering and transportation system.

     "OIL" means crude oil and condensate.

     "SOUR GAS" means natural gas containing chemical impurities, notably hydrogen sulfide (H2S) or other sulfur compounds that make it extremely harmful to breathe even small amounts.

     "SPOT" means purchase or sale arrangements which are "best efforts" or "interruptible" in nature and are typically for 30 days or less.

     "THROUGHPUT" means the volume of gas transported or passing through a pipeline or other facility.

     "VOLUMES" as used herein means the amount of gas sold or transported by the Company, unless otherwise stated. All volumes of natural gas referred to in this Prospectus are stated at a pressure base of 14.65 pounds per square inch and a 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     "WORKING INTEREST" means the operating interest under an oil and gas lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                        MIDCOAST ENERGY RESOURCES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           -----
MIDCOAST ENERGY RESOURCES, INC
Consolidated Financial Statements:
     Independent Auditor's Report ........................................  F-2
     Consolidated Balance Sheets, December 31, 1995, 1996 and
      unaudited as of March 31, 1997 .....................................  F-3
     Consolidated Statements of Operations for the Years Ended
      December 31, 1994, 1995, 1996 and unaudited for the three months ended March 31, 1996 and 1997 ......................................  F-4
     Consolidated Statements of Shareholders' Equity for the Years
      Ended December 31, 1994, 1995, 1996 and unaudited for the three months ended March 31, 1997 ........................................  F-5
     Consolidated Statements of Cash Flows for the Years Ended December
      31, 1994, 1995, 1996 and unaudited for the three months ended March
      31, 1996 and 1997 ..................................................  F-6
     Notes to Consolidated Financial Statements ..........................  F-7
ALATENN SUBSIDIARIES
Combined Financial Statements:
     Independent Auditor's Report ........................................  F-20
     Combined Balance Sheets, December 31, 1995, 1996 and unaudited as of
      March 31, 1997 .....................................................  F-21
     Combined Statements of Operations for the Years Ended December 31,
      1994, 1995, 1996 and unaudited for the three months ended March 31,
      1996 and 1997 ......................................................  F-22
     Combined Statements of Retained Earnings for the Years Ended
      December 31, 1994, 1995, 1996 and unaudited for the three months ended March 31, 1997 ...............................................  F-23
     Combined Statements of Cash Flows for the Years Ended December 31,
      1994, 1995, 1996 and unaudited for the three months ended March 31,
      1996 and 1997 ......................................................  F-24
     Notes to Combined Financial Statements ..............................  F-25
KOCH HYDROCARBONS COMPANY -- HARMONY GAS PROCESSING PLANT
Historical Summary of Revenue and Direct
  Operating Expenses:
     Independent Auditor's Report ........................................  F-31
     Historical Summary of Revenue and Direct Operating Expenses for the
      year ended December 31, 1995 and unaudited for the six months ended
      June 30, 1995 and 1996 .............................................  F-32
     Notes to Historical Summary of Revenue and Direct Operating
      Expenses ...........................................................  F-33

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Midcoast Energy Resources, Inc.
Houston, Texas

     We have audited the accompanying consolidated balance sheets of Midcoast Energy Resources, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midcoast Energy Resources, Inc., and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP
Houston, Texas
March 27, 1997

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31,    DECEMBER 31,     MARCH 31,
                                               1995            1996           1997
                                           ------------    ------------    -----------
                                                                           (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
    Cash and cash equivalents...........    $  106,152      $1,167,825     $ 3,041,418
    Accounts receivable, no allowance
      for doubtful accounts.............     2,319,667       8,891,808       5,021,126
    Asset held for resale...............       210,447         --              --
                                           ------------    ------------    -----------
         Total current assets...........     2,636,266      10,059,633       8,062,544
                                           ------------    ------------    -----------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Natural gas transmission
      facilities........................     7,365,421      11,939,173      12,141,699
    Investment in transmission
      facilities........................     1,284,609       1,302,303       1,325,407
    Natural gas processing facilities...       --            3,735,262       3,789,447
    Oil and gas properties, using the
      full-cost method of accounting....       302,293       1,274,436       1,307,800
    Other property and equipment........        85,819         264,842         315,950
                                           ------------    ------------    -----------
                                             9,038,142      18,516,016      18,880,303
ACCUMULATED DEPRECIATION, DEPLETION, AND
  AMORTIZATION..........................      (831,981)     (1,550,670)     (1,732,437)
                                           ------------    ------------    -----------
                                             8,206,161      16,965,346      17,147,866
OTHER ASSETS, net of amortization.......       246,081         278,235       2,442,954
                                           ------------    ------------    -----------
         Total assets...................    $11,088,508     $27,303,214    $27,653,364
                                           ============    ============    ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable and accrued
      liabilities.......................    $2,086,138      $8,464,395     $ 6,060,779
    Current portion of deferred
      income............................        83,000          83,000          83,000
    Short-term borrowing from bank......        25,000         180,000         --
    Current portion of long-term debt
      payable to banks..................       540,998         196,831         196,831
                                           ------------    ------------    -----------
         Total current liabilities......     2,735,136       8,924,226       6,340,610
                                           ------------    ------------    -----------
LONG-TERM DEBT PAYABLE TO:
    Banks...............................     2,926,947       4,015,146       5,942,861
    Shareholders and affiliates.........     1,033,822         --              --
                                           ------------    ------------    -----------
         Total long-term debt...........     3,960,769       4,015,146       5,942,861
                                           ------------    ------------    -----------
DEFERRED INCOME.........................       235,167         152,167         131,417
MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARIES..........................       --              618,591         654,985
COMMITMENTS AND CONTINGENCIES (Note7)
SHAREHOLDERS' EQUITY (Note 8):
    5% cumulative preferred stock, $1
      par value, 1 million shares
      authorized and 200,000 shares
      issued and outstanding at December
      31, 1995 with a liquidation
      preference of $1,183,665..........       200,000         --              --
    Common stock, $.01 par value,
      10,000,000 shares authorized,
      1,465,680 shares issued and
      outstanding at December 31, 1995;
      2,499,999 at December 31, 1996 and
      March 31, 1997....................        14,657          25,000          25,000
    Paid-in capital.....................    18,824,681      26,941,660      26,941,660
    Accumulated deficit.................   (14,775,102)    (13,283,876)    (12,351,969)
    Unearned compensation...............      (106,800)        (89,700)        (31,200)
                                           ------------    ------------    -----------
         Total shareholders' equity.....     4,157,436      13,593,084      14,583,491
                                           ------------    ------------    -----------
         Total liabilities and
           shareholders' equity.........    $11,088,508     $27,303,214    $27,653,364
                                           ============    ============    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     THREE MONTHS ENDED
                                           FOR THE YEARS ENDED DECEMBER 31,              MARCH 31,
                                       ----------------------------------------   ------------------------
                                           1994          1995          1996          1996          1997
                                       ------------  ------------  ------------   ----------    ----------
                                                                                  (UNAUDITED)   (UNAUDITED)
OPERATING REVENUES:
  Sale of natural gas and
   transportation fees...............  $ 14,901,222  $ 11,469,394  $ 26,495,975   $5,510,278    $11,416,814
  Natural gas processing revenue.....       --            --          2,459,683       --         1,470,120
  Sale of pipelines..................        60,586     4,092,850       211,888       22,500        --
  Oil and gas revenue................         6,902        60,046       247,787       50,769        77,320
                                       ------------  ------------  ------------   ----------    ----------
    Total operating revenues.........    14,968,710    15,622,290    29,415,333    5,583,547    12,964,254
                                       ------------  ------------  ------------   ----------    ----------
OPERATING EXPENSES:
  Cost of natural gas and
   transportation charges............    13,459,465     9,895,793    23,169,573    4,675,938    10,298,512
  Natural gas processing costs.......       --            --          1,442,681       --           726,290
  Cost of pipelines sold.............        48,606     1,909,624       131,055        2,153        --
  Production of oil and gas..........         2,783        11,544        58,472       22,288        11,556
  Depreciation, depletion and
   amortization......................       259,440       451,551       817,807      150,759       255,016
  General and administrative.........       849,002       784,653     1,222,531      198,970       374,068
                                       ------------  ------------  ------------   ----------    ----------
    Total operating expenses.........    14,619,296    13,053,165    26,842,119    5,050,108    11,665,442
                                       ------------  ------------  ------------   ----------    ----------
    Operating income.................       349,414     2,569,125     2,573,214      533,439     1,298,812
NON-OPERATING ITEMS:
  Interest expense...................      (188,623)     (339,324)     (412,629)    (119,879)      (95,282)
  Minority interest in consolidated
   subsidiaries......................       --            --           (197,731)     (20,633)      (59,754)
  Other expense, net.................       (13,066)      (36,400)      (48,765)     (19,245)      (11,869)
                                       ------------  ------------  ------------   ----------    ----------
INCOME BEFORE INCOME TAXES AND
   CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE..............       147,725     2,193,401     1,914,089      373,682     1,131,907
PROVISION FOR INCOME TAXES (Note
   9)................................       --            --            --            --            --
CUMULATIVE EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE..............      (120,936)      --            --            --            --
                                       ------------  ------------  ------------   ----------    ----------
    Net income.......................        26,789     2,193,401     1,914,089      373,682     1,131,907
5% CUMULATIVE PREFERRED STOCK
   DIVIDENDS.........................       (59,183)      (59,183)      (22,863)     (14,755)       --
                                       ------------  ------------  ------------   ----------    ----------
NET INCOME (LOSS) APPLICABLE TO
   COMMON SHAREHOLDERS...............  $    (32,394) $  2,134,218  $  1,891,226   $  358,927    $1,131,907
                                       ============  ============  ============   ==========    ==========
NET INCOME (LOSS) PER COMMON SHARE
  Operations.........................  $       0.07  $       1.48  $       1.00   $     0.24    $     0.45
  Accounting principle change........         (0.09)      --            --            --            --
                                       ------------  ------------  ------------   ----------    ----------
                                       $      (0.02) $       1.48  $       1.00   $     0.24    $     0.45
                                       ============  ============  ============   ==========    ==========
PRO FORMA AMOUNTS ASSUMING THE CHANGE
   IN ACCOUNTING PRINCIPLE IS APPLIED
   RETROACTIVELY
  Net income.........................  $    147,725
  Net income to common
   shareholders......................  $     88,542
  Net income per common share........  $       0.06
                                       ============
WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING................     1,390,553     1,439,606     1,885,596    1,465,827     2,499,999
                                       ============  ============  ============   ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                     AND THREE MONTHS ENDED MARCH 31, 1997

                                               5%
                                           CUMULATIVE                                                             TOTAL
                                           PREFERRED    COMMON      PAID-IN     ACCUMULATED      UNEARNED     SHAREHOLDERS'
                                             STOCK       STOCK      CAPITAL       DEFICIT      COMPENSATION      EQUITY
                                           ----------   -------   -----------   ------------   ------------   -------------
BALANCE, December 31, 1993..............    $200,000    $13,662   $18,692,073   $(16,876,926)   $  --          $  2,028,809
Shares issued or vested under various
  stock-based compensation
  arrangements..........................      --            361        48,179        --            (38,400)          10,140
Net income..............................      --          --          --              26,789       --                26,789
5% cumulative preferred stock
  dividends.............................      --          --          --             (59,183)      --               (59,183)
                                           ----------   -------   -----------   ------------   ------------   -------------
BALANCE, December 31, 1994..............    $200,000    $14,023   $18,740,252   $(16,909,320)   $  (38,400)    $  2,006,555
Shares issued or vested under various
  stock-based compensation
  arrangements..........................      --            634        84,429        --            (68,400)          16,663
Net income..............................      --          --          --           2,193,401       --             2,193,401
5% cumulative preferred stock
  dividends.............................      --          --          --             (59,183)      --               (59,183)
                                           ----------   -------   -----------   ------------   ------------   -------------
BALANCE, December 31, 1995..............    $200,000    $14,657   $18,824,681   $(14,775,102)   $ (106,800)    $  4,157,436
Shares issued in conjunction with a
  financing agreement with an
  affiliate.............................      --             45         5,955        --            --                 6,000
Shares issued or vested under various
  stock-based compensation
  arrangements..........................      --            298        38,401        --             17,100           55,799
Redemption of 200,000 shares of 5%
  cumulative preferred stock............    (200,000)     --           81,634        --            --              (118,366)
Sale of 1,000,000 shares of common
  stock.................................      --         10,000     7,990,989        --            --             8,000,989
Net income..............................      --          --          --           1,914,089       --             1,914,089
5% cumulative preferred stock
  dividends.............................      --          --          --             (22,863)      --               (22,863)
Common stock dividends,
  $.08 per share........................      --          --          --            (400,000)      --              (400,000)
                                           ----------   -------   -----------   ------------   ------------   -------------
BALANCE, December 31, 1996..............    $ --        $25,000   $26,941,660   $(13,283,876)   $  (89,700)    $ 13,593,084
Shares issued or vested under various
  stock-based compensation arrangements
  (Unaudited)...........................      --          --          --             --             58,500           58,500
Net income (Unaudited)..................      --          --          --           1,131,907       --             1,131,907
Common stock dividends,
  $.08 per share (Unaudited)............      --          --          --            (200,000)      --              (200,000)
                                           ----------   -------   -----------   ------------   ------------   -------------
BALANCE, March 31, 1997 (Unaudited).....    $ --        $25,000   $26,941,660   $(12,351,969)   $  (31,200)    $ 14,583,491
                                           ==========   =======   ===========   ============   ============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     THREE MONTHS ENDED
                                           FOR THE YEARS ENDED DECEMBER 31,               MARCH 31,
                                       ----------------------------------------   ------------------------
                                           1994          1995          1996          1996          1997
                                       ------------  ------------  ------------   ----------    ----------
                                                                                  (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) applicable to
   common shareholders...............  $    (32,394) $  2,134,218  $  1,891,226   $  358,927    $1,131,907
  Adjustments to arrive at net cash
   provided (used) in operating
   activities --
    Depreciation, depletion and
     amortization....................       259,440       451,551       817,807      150,759       255,016
    Gain on sale of operating
     pipelines.......................       (11,980)      --            (80,833)     (20,347)       --
    Recognition of deferred income...       401,167       (83,000)      (83,000)     (20,750)      (20,750)
    Increase in deferred tax asset...       --            (43,868)      (40,000)      --            --
    Cumulative effect of a change in
     accounting principle............       120,936       --            --            --            --
    Income from partnership
     investments.....................        (5,575)      --            --            --            --
    Minority interest in consolidated
     subsidiaries....................       --            --            197,731       20,633        59,754
    Issuance of common stock to
     employees.......................        10,140        16,663        48,486       --            17,875
    Changes in working capital
     accounts --
      (Increase) decrease in accounts
       receivable....................       339,787      (321,155)   (6,574,566)     (57,909)    3,870,682
      Increase (decrease) in accounts
       payable and accrued
       liabilities...................    (1,596,036)      206,455     6,387,125      874,929    (2,366,449)
                                       ------------  ------------  ------------   ----------    ----------
         Net cash provided (used) in
          operating activities.......      (514,515)    2,360,864     2,563,976    1,306,242     2,948,035
                                       ------------  ------------  ------------   ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............    (1,088,117)   (3,885,282)   (9,390,966)  (1,285,652)     (425,026)
  Acquisition escrow deposit (Note
   4)................................       --            --            --            --        (2,000,000)
  Investment in transmission
   facilities........................    (1,284,609)      --            --            --            --
  Sale of operating pipelines........       --            --            211,888       --            --
  Other..............................        (5,917)      (40,655)      216,873       71,268      (197,131)
                                       ------------  ------------  ------------   ----------    ----------
         Net cash used in investing
          activities.................    (2,378,643)   (3,925,937)   (8,962,205)  (1,214,384)   (2,622,157)
                                       ------------  ------------  ------------   ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank debt borrowings...............     5,448,000     5,857,505     9,288,000    2,628,000     2,110,000
  Bank debt repayments...............    (3,836,317)   (5,011,023)   (8,388,968)  (1,284,507)     (362,285)
  Proceeds from notes payable to
   shareholders and affiliates.......       591,250     3,906,272       100,000      100,000        --
  Repayments on notes payable to
   shareholders and affiliates.......      (316,250)   (3,147,450)   (1,133,822)    (660,000)       --
  Proceeds from notes payable........       --          3,200,000       --            --            --
  Repayments on notes payable........       --         (3,200,000)      --            --            --
  Redemption of 5% cumulative
   preferred stock...................       --            --           (118,366)      --            --
  Net proceeds from common stock
   offering..........................       --            --          8,113,058       --            --
  Dividends on common stock..........       --            --           (400,000)      --          (200,000)
                                       ------------  ------------  ------------   ----------    ----------
         Net cash provided in
          financing activities.......     1,886,683     1,605,304     7,459,902      783,493     1,547,715
                                       ------------  ------------  ------------   ----------    ----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS..................    (1,006,475)       40,231     1,061,673      875,351     1,873,593
                                       ------------  ------------  ------------   ----------    ----------
CASH AND CASH EQUIVALENTS, beginning
   of period.........................     1,072,396        65,921       106,152      106,152     1,167,825
                                       ------------  ------------  ------------   ----------    ----------
CASH AND CASH EQUIVALENTS, end of
   period............................  $     65,921  $    106,152  $  1,167,825   $  981,503    $3,041,418
                                       ============  ============  ============   ==========    ==========
CASH PAID FOR INTEREST...............  $    177,355  $    323,376  $    410,897   $  142,932    $   95,282
                                       ============  ============  ============   ==========    ==========
CASH PAID FOR INCOME TAXES...........  $    --       $    --       $     40,000   $   --        $   51,476
                                       ============  ============  ============   ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

1.  BACKGROUND AND INFORMATION:

     Midcoast Energy Resources, Inc. ("Midcoast" or "the Company") was formed on May 11, 1992, as a Nevada corporation and, in September 1992, became the successor to Nugget Oil Corporation. The merger was accounted for as a pooling of interests.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of the Company, all of its wholly-owned subsidiaries and those subsidiaries in which the Company owns a controlling interest or is in a control position. As of March 31, 1997, the Company's wholly-owned subsidiaries include Magnolia Pipeline Corporation ("Magnolia"), Magnolia Resources, Inc., Magnolia
Gathering, Inc., H&W Pipeline Corporation, Midcoast Holdings No. One, Inc., Midcoast Marketing, Inc., Midcoast Gas Pipeline, Inc. and Nugget Drilling Corporation. The consolidated subsidiaries in which the Company owns a controlling interest or is in a control position are Starr County Gathering System, a Joint Venture ("Starr County"), Pan Grande Pipeline, L.L.C., a Texas limited liability company ("Pan Grande") and Arcadia/Midcoast Pipeline of New York, L.L.C., a New York limited liability company. All significant intercompany transactions and balances have been eliminated. Certain reclassification entries were made with regard to Consolidated Financial Statements for the three months ended March 31, 1996 so that the presentation of the information is consistent with reporting for the Consolidated Financial Statements for the three months ended March 31, 1997.

INCOME TAXES

     Midcoast and its subsidiaries file a consolidated federal income tax return. Midcoast accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 -- "Accounting for Income
Taxes." Under SFAS 109, the Company recognizes deferred income taxes for the differences between the financial and income tax bases of its assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT

     Intrastate natural gas transmission, distribution and processing facilities and other equipment are depreciated by the straight-line method at rates based on the following estimated useful lives of the assets:

Intrastate natural gas transmission
  facilities............................    15 - 25 years
Pipeline right-of-ways..................       17.5 years
Natural gas processing facilities.......         30 years
Other property and equipment............      3 - 7 years

     Repairs and maintenance are charged to expense as incurred; renewals and betterments are capitalized.

     The Company accounts for its oil and gas production activities using the full cost method of accounting. Under this method of accounting, all costs, including indirect costs related to exploration and development activities, are capitalized as oil and gas property costs. No gains or losses are recognized on the sale or disposition of oil and gas reserves, except for sales which include a significant portion of the total remaining reserves.

CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers short-term, highly liquid investments that have an original maturity of three months or less to be cash equivalents.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ASSET HELD FOR RESALE

     Assets for which the Company anticipates consummating a sales transaction within one year of the balance sheet date are valued at the lower of cost or market and classified as current assets.

TRANSPORTATION AND EXCHANGE IMBALANCES

     Transportation and exchange gas imbalance volumes are accounted for using the sales method of accounting. Transportation and exchange gas imbalances are not material as of December 31, 1995 and 1996 and March 31, 1996 and 1997.

DEFERRED CONTRACT COSTS

     Costs incurred to construct natural gas transmission facilities pursuant to long-term natural gas sales or transportation contracts, which upon completion of construction are assigned to the contracting party, are capitalized as deferred contract costs and classified as "Other Assets" on the consolidated balance sheet. These costs are amortized over the life of the initial contract on a straight-line basis.

STOCK ISSUANCE COSTS

     Direct costs incurred by the Company in connection with its offering of securities (see Note 8) were applied as a reduction of the offering proceeds.

REVENUE RECOGNITION

     Customers are invoiced and the related revenue is recorded as natural gas deliveries are made. Pipeline sales are recognized upon closing the sale transaction. Oil and gas revenue from the Company's interests in producing wells is recognized as oil and gas is produced from those wells.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") issued SFAS No. 121 entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 specifies certain events and circumstances which indicate the cost of an asset or assets may be impaired, the method by which the evaluation should be performed, and the method by which writedowns, if any, of the asset or assets are to be determined and recognized. The adoption of this pronouncement in 1996 did not have a material impact on the Company's financial condition or operating results.

     The FASB also issued SFAS No. 123, "Accounting for Stock Based Compensation," effective for fiscal years beginning after December 15, 1995. This statement allows companies to choose to adopt the statement's new rules for accounting for employee stock based compensation plans. For those companies who choose not to adopt the new rules, the statement requires disclosures as to what earnings per share would have been if the new rules had been adopted. Management will adopt the disclosure requirements of this statement in 1997 for the stock based compensation granted during the year.

     The FASB also issued Statement of Financial Accounting Standards No. 128, entitled "Earnings Per Share", during February 1997. The new statement, which is effective for financial statements issued after December 31, 1997, including interim periods, establishes standards for computing and presenting earnings per share. The new statement requires retroactive restatement of all prior-period earnings per share data presented. The Company does not believe the new statement will have a material impact upon previously presented earnings per share information.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

UNAUDITED INTERIM INFORMATION

     The accompanying financial information as of March 31, 1997 and for the three month periods ended March 31, 1996 and 1997 has been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principals.

USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NET INCOME PER COMMON SHARE

     Net income per common share was computed by dividing net income applicable to common shareholders by the weighted average common shares outstanding. All share and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the approximate 4.46 to 1 stock split authorized by the Board of Directors ("Board") in May 1996 (see Note 8).

3.  PIPELINE ACQUISITION AND SUBSEQUENT SALE:

     In September 1995, the Company and an affiliate owned by a former officer and director of the Company jointly acquired 100% of the outstanding capital stock of Five Flags Pipe Line Company ("Five Flags") from an unaffiliated company. Total cash consideration of $2,052,000 was paid on September 13, 1995 of which Midcoast's share was $1,872,450 for 91.25% of Five Flags capital stock and the affiliate's share was $179,550 for 8.75% of Five Flags capital stock. The investment was financed by a former officer and director of the Company.

     The acquisition of Five Flags' stock was made as an investment to be resold to another unaffiliated company pursuant to an agreement for purchase and sale of stock. On October 2, 1995, Midcoast and the affiliate jointly sold 100% of the capital stock of Five Flags for cash consideration of which the Company's share was $4,092,850. A portion of the proceeds from the sale was used to repay a related party promissory note of $1,872,450 plus accrued interest. The remainder of the proceeds was used to partially finance Midcoast's acquisition of Magnolia.

4.  PIPELINE CONSTRUCTION AND ACQUISITIONS:

     In September 1995, Midcoast acquired 100% of the outstanding capital stock of Magnolia, an Alabama corporation, from Williams Holdings of Delaware, Inc. ("Williams Holdings") an unaffiliated company. The acquisition was made pursuant to the Agreement for Sale and Purchase of Stock dated July 27, 1995 and had an effective date of August 1, 1995. The acquisition was accounted for under the purchase method of accounting. The total purchase price of $3,200,000 was allocated to property, plant, and equipment as the principal asset of Magnolia consists of approximately 111 miles of natural gas pipeline located in central Alabama. Initially, the acquisition was financed by Midcoast issuing a $500,000 subordinated debenture ("Debenture") and a $2,700,000 non-recourse promissory note ("Note") to Williams Holdings. The Debenture accrued interest at 10% and had a final maturity of September 15, 1996 but was redeemable at the option of Midcoast. The Note was non-interest bearing and was due on October 9, 1995. However, the Debenture and the Note were paid in full on October 2, 1995 using the proceeds from the sale of Five Flags and borrowings of $1,200,000 from an affiliate owned by a former officer and director of the Company. In December 1995, the $1,200,000 related party note was repaid using a new $1,500,000 credit facility with a commercial lender which in turn was repaid in August 1996.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In February 1996, the Company and Resource Energy Development Company, L.L.C. ("Resource"), an unaffiliated third party, jointly formed Pan Grande each owning a 50% interest. The companies joined together for the purpose of acquiring, owning and operating pipelines. In March 1996, Pan Grande acquired six pipeline systems consisting of approximately 77 miles of pipeline located in Texas from an unaffiliated third party for cash consideration of $1,000,000. Pan Grande financed $800,000 of the acquisition with a credit facility obtained from a commercial lender (see Note 5). The remaining $200,000 of the purchase price was obtained through equal $100,000 capital contributions from Midcoast and Resource. Midcoast's $100,000 capital contribution was financed through a loan from an affiliate owned by a former officer and director of the Company which was repaid in August 1996. In August 1996, Resource sold its 50% interest to four companies as follows: GMI Energy, Inc. (15%), Commercial Natural Gas, Inc. (15%), Redcon, Inc. (10%) and Transtate Gas Systems, Inc. (10%). In September 1996, Pan Grande acquired the Salt Creek natural gas pipeline system ("Salt Creek System") from an unaffiliated third party. Cash consideration of $650,000 was paid by Pan Grande of which Midcoast's share of $325,000 was funded from the proceeds of the common stock offering described in Note 8. The Salt Creek System consists of approximately 39 miles of pipeline in Texas and currently transports gas for fuel use at the Salt Creek carbon dioxide injection plant and oil lifting unit operated by Mobil Exploration and Producing. Also, in September 1996, Pan Grande sold two pipelines extending approximately 9 miles to two unaffiliated third parties for cash consideration of approximately $189,000. Midcoast acts as manager of Pan Grande and operates all the systems.

     In October 1996, Midcoast consummated the acquisition of the Harmony gas processing plant and gathering pipeline system ("Harmony System") from Koch Hydrocarbons Company, a division of Koch Industries, Inc., for cash consideration of approximately $3,640,000. The Harmony system gathers gas from producing fields located in Mississippi. It consists of over 150 miles of high and low pressure gas gathering pipeline with 4620 horsepower of field and inlet compression. The processing plant is a refrigerated propane natural gas liquid extraction plant with design capacity of over 20 MMcf/d. The plant has sulfur extraction as well as full fractionation facilities and markets propane, butanes, natural gasoline, condensate and sulfur. The acquisition was partially funded with proceeds from the Company's sale of common stock described in Note 8 and the remainder was financed through the revolving line of credit with Bank One, Texas N.A. discussed in Note 5. Midcoast's 1996 operating revenues, net income applicable to common shareholders, and net income per share on an unaudited pro forma basis assuming the purchase of the Harmony System had occurred on January 1, 1996 are $33 million, $2.3 million, and $1.20, respectively. These pro forma amounts were prepared using assumptions which are based on estimates and subject to revision. The pro forma combined results are not necessarily indicative of actual results that would have been achieved had the acquisition occurred on January 1, 1996, or of future results. For further information regarding the acquisition of the Harmony System, refer to the Company's Form 8-K Report filed with the United States Securities and Exchange Commission ("SEC") on October 7, 1996.

     In October 1996, Midcoast acquired four natural gas gathering pipelines from Esperanza Transmission Corporation ("Esperanza") for cash consideration of $810,000. All four pipelines are located in southern Texas and collectively include 19 miles of pipeline which gather natural gas from producing fields in the area. A fifth pipeline, which provides natural gas supply to a municipal distribution system, was acquired from Esperanza in January 1997 for $90,000. The acquisition was financed using the new revolving line of credit with Bank One, Texas N.A. discussed in Note 5.

     In November 1996, Midcoast, in conjunction with a group of investors, acquired overriding royalty interests ranging from 5.99% to 6.25% across three oil and gas productive tracts in Howard County, Texas. These tracts are part of the East Vealmoor Unit operated by Exxon Corporation and were purchased for cash consideration of approximately $1,350,000 from unaffiliated third parties, of which Midcoast's share was

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$950,000 for 70.37% of the group's interest. As consideration for identifying and negotiating the acquisition, Midcoast's interest is subject to a 25% reversionary interest after it recoups its original investment to be assigned to certain parties who developed the transaction.

     In March 1997, the Company entered into a definitive purchase and sale agreement (the "Agreement") to acquire the stock of three subsidiaries of Atrion Corporation ("Atrion") for cash consideration of approximately $39.4 million subject to post closing adjustments and up to $2 million of deferred contingent payments to be paid over an eight-year period. The Agreement contains representations and warranties, indemnities and conditions to closing customary to transactions of this type. The three subsidiaries include Alabama Tennessee Natural Gas Company ("ATNG"), Tennessee River Intrastate Gas Company, Inc. ("TRIGAS") and AlaTenn Energy Marketing Company, Inc. ("ATEMCO")
(collectively the "AlaTenn Subsidiaries"). ATNG owns and operates a 288 mile interstate pipeline, with two compressor stations, that runs from Selmer, Tennessee to Huntsville, Alabama. TRIGAS owns and operates a 38 mile pipeline extending from Barton, Alabama to Courtland, Alabama and a one mile pipeline in Morgan County, Alabama, which transport gas to two industrial customers. ATEMCO is a natural gas marketing company which primarily services the natural gas needs of the customers on ATNG and TRIGAS. At March 31, 1997, the acquisition had been approved by the board of directors of both the Company and Atrion, however, the acquisition was subject to approval by Atrion's shareholders. In conjunction with executing the purchase and sale agreement, Midcoast was required to deposit $2.0 million in an escrow account maintained by the trust department of a bank. In the event that Midcoast was unable or unwilling to consummate the transaction after the necessary approvals had been received, the escrowed money would be paid to Atrion as compensation for all damages. On the other hand, the agreement also stipulated that if Atrion was unable or unwilling to consummate the transaction, which included not receiving shareholder approval, Midcoast would receive $2.0 million as cash compensation for all damages. The transaction was consummated on May 30, 1997 with financing provided by the Company's existing bank lender (see Note 13).

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEBT OBLIGATIONS:

     At December 31, 1995 and 1996, and March 31, 1997, the Company had outstanding debt obligations as follows (in thousands):

                                           DECEMBER 31, 1995    DECEMBER 31, 1996    MARCH 31, 1997
                                           -----------------    -----------------    --------------
Notes payable to various financial
  institutions, retired in 1996, at
  rates ranging from prime plus 1% to
  prime plus 1.5%.......................        $ 3,493              $--                 $--
Notes payable to various affiliates,
  retired in 1996, at rates ranging from
  prime plus 2% to prime plus 6%........          1,034              --                  --
Note payable by Starr County to a bank
  under a term loan bearing interest at
  the prime rate plus 1% (9.25% at
  December 31, 1996), principal and
  accrued interest are payable in 47
  monthly installments of $4,408 with a X
  final payment of the remaining unpaid
  principal and interest due on January
  15, 2000..............................        --                       135                100
Note payable by Pan Grande to a bank
  under a term loan bearing interest at
  the prime rate plus 1% (9.25% at
  December 31, 1996), principal and
  accrued interest are payable in 59
  installments of $16,754 with a final
  payment of the remaining unpaid
  principal and interest due on March
  15, 2001..............................        --                       577                540
Reducing revolving credit line with a
  bank under a $40 million promissory
  note which was amended in May 1997
  (see following discussion)............        --                     3,500              5,500
Revolving credit line with a bank for
  working capital needs under a $40
  million promissory note which was
  amended in May 1997 (see following
  discussion)...........................        --                       180             --
                                               --------             --------         --------------
     Total debt.........................          4,527                4,392              6,140
     Less current portion...............           (566)                (377)              (197)
                                               --------             --------         --------------
     Total long-term debt...............        $ 3,961              $ 4,015             $5,943
                                               ========             ========         ==============

     In addition to the notes discussed below, the Company previously had several credit facilities with banks and affiliates. In August 1996, the Company repaid all its outstanding indebtedness, except for the debt of those subsidiaries which are not wholly-owned as discussed below, with proceeds from the common stock offering discussed in Note 8. Total principal repayments amounted to approximately $4,973,000.

     Additionally, in August 1996, the Company established a new $40 million credit facility with Bank One, Texas N.A. The new credit facility provided a three-year commitment with an initial borrowing availability of $10.5 million comprised of a $1.5 million working capital line of credit and a $9.0 million reducing revolving line of credit (collectively the "Credit Agreement"). Available credit under the revolving line was reduced by $107,150 per month beginning October 1, 1996. The borrowing availability under each line is subject to revision, on a semi-annual basis, based on the performance of the Company's existing assets and any asset dispositions or additions from new construction or acquisitions. In conjunction with acquiring the AlaTenn Subsidiaries, the Credit Agreement was amended (see Note 13).

     When borrowings under the Credit Agreement are less than 50% of available credit, at the Company's option, interest on the reducing revolving line of credit accrues at the London Interbank Offering Rate for

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

30, 60, or 90 day terms (approximately 5.69% at March 31, 1997) plus 2.5% or the Bank One, Texas N.A. base rate (8.5% at March 31, 1997) plus .25%. When borrowings are greater than 50% of available credit, an additional .25% will be added to the above interest rates. Interest on the working capital line of credit accrues at the Bank One, Texas N.A. base rate plus .5%. In addition, the Company is subject to a non-recurring 1% facility fee as funds are borrowed, as well as a .375% commitment fee payable quarterly on the unused portion of borrowing availability. The facility is secured by all accounts receivable, contracts, and a first lien security interest in all the Company's pipeline systems. The Company is in compliance with various normal covenants and certain financial ratios as required by the Credit Agreement.

     In January 1996, Starr County, in which Midcoast owns a 60% interest and acts as manager, obtained $175,000 from a bank lender to finance the acquisition of a gas gathering pipeline. Principal and accrued interest are payable in 47 monthly installments of $4,408 with a final payment of the remaining principal and interest due on January 15, 2000. The loan is secured by the pipeline and related contracts. Furthermore, each member of Starr County has guaranteed the loan in an amount equal to their respective ownership interest.

     In March 1996, Pan Grande obtained $800,000 from a bank to partially finance the acquisition of six pipelines (see Note 4). Principal and accrued interest is payable in 59 monthly installments of $16,754 with a final payment of the remaining unpaid principal and interest due on March 15, 2001. The loan is secured by the pipelines and related contracts. Furthermore, each member of Pan Grande has guaranteed the loan in an amount equal to their respective ownership interest.

     The aggregate maturities of long-term debt for the five years following December 31, 1996 are:

          FOR THE YEAR ENDING
              DECEMBER 31,                 (IN THOUSANDS)
----------------------------------------   --------------
     1997...............................       $  197
     1998...............................          215
     1999...............................          231
     2000...............................           69
     2001 and thereafter................        3,500
                                           --------------
     Total..............................       $4,212
                                           ==============

6.  RELATED PARTY TRANSACTIONS:

     In April 1994, affiliates owned by former officers and directors of the Company extended the collateral to obtain the long-term bank financing for the Alaska investment. The collateral was outstanding for a period of approximately eight months at which point the Company replaced the loan with another commercial lender and the collateral was released. In consideration for extending the collateral on the initial loan, the Company assigned a five percent net revenue interest on the net income derived from the Company's investment in the oil and natural gas gathering pipelines near Cook Inlet, Alaska. However, the five percent net revenue interest applies only after all costs associated with the investment have been recouped by the Company. As of March 31, 1997, no amounts have been paid under the assignment of the net revenue interest.

     In December 1994, an affiliate owned by certain former officers and directors of the Company provided a $275,000 loan which, as amended, bore interest at the Mercantile Bank, Corpus Christi prime rate plus 1.5%. Interest was payable monthly and principal and remaining accrued interest were due in full at maturity on April 1, 1997. The proceeds of the loan were used for general corporate purposes including the repayment of other indebtedness. Principal of $75,000 was repaid in November 1995 with the remaining $200,000 repaid in August 1996 with proceeds from the common stock offering (see Note 8). Cash payments of $39,106 were made for interest during the term of the loan.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In May 1995, an affiliate owned by former officers and directors of the Company provided a $173,822 loan to partially finance the acquisition of a 23% working interest in oil and gas production from two leases located in Starr County, Texas. The loan, as amended in March 1996, bore interest at the Mercantile Bank, Corpus Christi prime rate plus 1% and matured on April 1, 1997. However, the loan was repaid in full in August 1996 with proceeds from the Company's common stock offering (see Note 8). Cash payments of interest amounting to $3,346 and $18,124 were made during 1995 and 1996, respectively. No collateral was required to obtain this loan, although, as additional consideration for extending the loan, the affiliated company was assigned a one-half percent working interest in the oil and gas properties.

     The Five Flags acquisition discussed in Note 3 was financed by a former officer and director of the Company. A promissory note in the amount of $1,872,450 was executed by the Company which provided for monthly payments of interest beginning April 1, 1996 until December 31, 1996 at which time both principal and accrued interest would be due in full. Interest accrued at the prime rate plus 2%. However, the note plus accrued interest of approximately $10,500 was repaid in full in October 1995 using the proceeds from the sale of the Five Flags investment.

     In addition to the $660,000 general corporate purposes loan provided in December 1995 and repaid in January 1996 (including accrued interest of $4,039) as discussed in Note 5 herein, $1,200,000 was borrowed from an affiliate owned by a former officer and director of the Company in October 1995. These funds were used in conjunction with the remainder of the sales proceeds of Five Flags to fully retire a $500,000 debenture and $2,700,000 note due the seller of Magnolia. The loan agreement called for interest to be accrued at the prime rate plus 5% and was due monthly beginning April 1, 1996. The loan was to mature on January 31, 1997, however, upon consummation of the new $1,500,000 bank credit facility in December 1995, the note plus accrued interest of $35,260 was repaid in full.

     As additional consideration for extending the $1,200,000 loan, Midcoast granted the affiliate a 5% net revenue interest in Magnolia's earnings before interest, income taxes and depreciation to be paid on a monthly basis. The net revenue interest, as amended in May 1996, applied only after Magnolia's acquisition cost has been recouped by the Company. No amounts related to Magnolia's earnings were paid under the assignment of the net revenue interest. Midcoast had the right to repurchase this net revenue interest from the affiliate for a cash payment of $25,000. However, the repurchase amount was increased an additional $25,000 on November 1, 1995 and each following month up to a maximum of $500,000. In July 1996, the Company exercised its right to repurchase the net revenue interest for cash consideration of $250,000.

     In March 1996, the Company borrowed $100,000 from an affiliate owned by a former officer and director of the Company for its equity contribution in Pan Grande (see Note 4) pursuant to a promissory note. The note, as amended, bore interest at the prime rate plus 2.5% and was payable in 59 monthly installments of $1,667 plus accrued interest and a final installment at March 15, 2001 in the amount of the remaining principal and accrued interest then outstanding and unpaid. The note was secured by the Company's interest in Pan Grande. The affiliate also committed to lend up to an additional $75,000 in the event an additional system was purchased by Pan Grande. In consideration for the financing of the equity contribution and the commitment for additional financing, the Company issued the affiliate 4,460 shares of the Company's common stock. The note plus accrued interest of $4,896 was repaid in full in August 1996 with proceeds from the Company's common stock offering (see Note 8).

7.  COMMITMENTS AND CONTINGENCIES:

EMPLOYMENT CONTRACTS

     The Chief Executive Officer and President of the Company (the
"President"), has an employment agreement with the Company, an amendment to which was approved by the Compensation Committee in January 1997, which extended the term to December 2001, and pursuant to which he will receive a base

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

annual salary of $95,000 in 1997, $125,000 in 1998 and 1999 and $150,000 in 2000
and 2001. He may further participate in any such executive level bonuses or salary increases as the Board may approve, is entitled to reimbursement for reasonable automobile expenses not to exceed $500 each month and is eligible for participation in the Company's group insurance plans. In 1994 and 1995, two key employees of the Company entered into three-year and four-year employment agreements, respectively. In April 1996, the three-year employment agreement referred to above was renegotiated to extend the term an additional two years. These agreements may be terminated by mutual consent or at the option of the Company for cause, death or disability. In the event termination is due to death, disability or defined changes in the ownership of the Company, the full amount of compensation remaining to be paid during the term of the agreement will be paid to the employee or their estate, after discounting at 12% to reflect the current value of unpaid amounts.

LEASES

     In March 1996, Midcoast entered into a non-cancelable operating lease for its office space in Houston, Texas. This lease, amended in March 1997 to include additional space, expires on January, 1999. Midcoast's previous Houston lease was also non-cancelable and expired in June 1995. The expired lease converted to a month-to-month arrangement until Midcoast executed the current lease. In October 1996, Midcoast assumed an office lease in Corpus Christi, Texas which expires in August 1997.

     The Company incurred rent expense of $50,500, $50,600, and $72,700 during the years ended 1994, 1995 and 1996, respectively and $12,500 and $22,400 for the three month periods ended March 31, 1996 and 1997, respectively under these operating leases. As of March 31, 1997, future minimum lease payments due under this lease are approximately $74,000 in 1997, $86,100 in 1998, and $7,200 in 1999.

INVESTMENT IN ALASKA

     In September 1996, an involuntary petition for relief under Chapter 11 of the United States Bankruptcy Code was filed against Stewart Petroleum Company ("Stewart")in the United States Bankruptcy Court for the District of Alaska (the "Court") by certain working interest owners in the West McArthur River ("WMRU") production field operated by Stewart. The Company receives a throughput fee for all oil and natural gas transported through the WMRU pipeline. The payment of the Company's throughput fees since August 1996 have been suspended by the Court, and only those claims deemed to be necessary to avoid immediate and irreparable harm to the Stewart estate have been paid. In January 1997, Stewart consented to an order for relief and Stewart subsequently filed a Disclosure Statement and Plan of Reorganization, as amended (the "Stewart Plan"). The Court has approved the Disclosure Statement and scheduled a Confirmation Hearing on the Stewart Plan for June 1997. The Stewart Plan provides for the payment of the Company's claim and the Company believes it is adequately protected. As such, the Company is continuing to accrue revenue for the throughput fees from August 1996 to March 1997, which amounts to $142,959.

8.  CAPITAL STOCK:

     At December 31, 1996, the Company had authorized 10,000,000 shares of common stock, of which 2,499,999 shares were issued and outstanding. There are 23,195 shares issued and outstanding at March 31, 1997 which are subject to a vesting schedule in connection with employee agreements entered into during 1994 and 1996 (see Note 12).

     In May 1996, the Board approved the redemption of the 5% cumulative preferred stock ("5% Preferred") for $118,366 held by a director and officer and two former directors and officers of the Company. The shares were redeemed for ten percent of the stated liquidation value ($1,183,665). Subsequently, no shares of the Company's preferred stock remain outstanding. Following redemption of the Company's 5% Preferred, the Company's articles of incorporation were amended to reflect only one class of outstanding securities, the Company's common stock.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In July 1996, the Board and a majority of the Company's shareholders authorized amending the Company's articles of incorporation to increase the number of authorized common shares from 6,000,000 shares to 10,000,000 shares. In addition, the Board authorized an approximate 4.46 for 1 stock split in anticipation of the Company's common stock offering discussed below.

     On August 9, 1996, the Company's Registration Statement on Form SB-2 was declared effective by the SEC. On August 14, 1996, the Company sold 1,000,000 shares of its common stock at an offering price of $10.00 per share. The Company's stock is listed on the American Stock Exchange under the symbol "MRS." Under the terms of the underwriting agreement, the underwriters received warrants to acquire 100,000 shares at 142% of the initial offering price per share. The securities underlying these warrants are subject to piggyback registration rights. After deducting underwriting commissions and other underwriting expenses of the offering, proceeds of approximately $8,841,000 were received by the Company from the underwriter. The proceeds were used to repay indebtedness with the remainder applied to acquisitions of pipelines and related assets.

     The Company issued warrants to purchase 34,349 shares of the Company's common stock at $7.85 per share. These warrants, which are subject to an eighteen-month lock-up agreement and have certain piggyback registration rights, were issued in connection with the Company's common stock offering.

9.  INCOME TAXES:

     The Company has net operating loss ("NOL") carryforwards of approximately $11.0 million expiring in various amounts from 1999 through 2008. In addition, the Company has an investment tax credit ("ITC") carryforward of approximately $348,000 which expires primarily in 1997. These loss carryforwards were generated by the Company's predecessor. The ability of the Company to utilize the carryforwards is dependent upon the Company maintaining profitable operations and staying in compliance with certain Internal Revenue Service ("IRS") code provisions and regulations associated with changes in shareholder control. Failure to adhere to these IRS requirements could result in a significant limitation of the Company's ability to utilize its NOL and ITC carryforwards and could also result in a loss of utilization altogether.

     The tax effect of significant temporary differences representing deferred tax assets and liabilities at December 31, 1995 and 1996, are as follows (in thousands):

                                           DECEMBER 31,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Net operating and capital loss
  carryforwards......................  $   5,124  $   3,723
Investment tax credit
  carryforwards......................        354        348
Alternative minimum tax credit.......         44         86
Financial basis of assets in excess
  of tax basis.......................       (644)      (344)
Valuation allowance..................     (4,834)    (3,727)
                                       ---------  ---------
Net deferred tax assets..............  $      44  $      86
                                       =========  =========

     The valuation allowance declined $59,000 and $1,107,000 in the years ended December 31, 1995 and 1996, respectively because of net operating loss carryforwards utilized in 1995 and 1996 and capital loss carryforwards which expired.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of the 1994, 1995 and 1996 provision for income taxes to the statutory United States tax rate is as follows (in thousands):

                                            1994       1995       1996
                                          ---------  ---------  ---------
Federal tax computed at statutory
  rate..................................  $      50  $     771  $     643
Utilization of net operating loss
  carryforwards.........................        (50)      (771)      (643)
                                          ---------  ---------  ---------
Actual provision........................  $      --  $      --  $      --
                                          =========  =========  =========

10.  MAJOR CUSTOMERS:

     For the years ended December 31, 1994, 1995 and 1996, the Company derived over 10% of its sales of natural gas and transportation fees from Mid-America Pipeline Company and affiliates, and Westlake Petrochemicals Corporation. They accounted for 42% and 21% during 1994; 40% and 14% during 1995, and 31% and 15% during 1996, respectively.

11.  CONCENTRATION OF CREDIT RISK:

     The Company derives revenue from gas transmission and gathering services for commercial companies located in Alabama, Alaska, Kansas, Louisiana, New York, Oklahoma, Tennessee and Texas. Two of Midcoast's largest customers account for 44% or approximately $4.0 million of the outstanding accounts receivable at December 31, 1996. (At March 31, 1997 these amounted to $0.5 million or 10% of the outstanding receivables.) These accounts receivable were subsequently collected under normal credit terms and the Company believes that future accounts receivable with these companies will continue to be collected under normal credit terms based on previous experience. The Company performs ongoing evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts which it deems doubtful of collection. At March 31, 1997, no provision for doubtful accounts was provided.

     The Company maintains deposits in banks which may exceed the amount of federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

12.  EMPLOYEE BENEFITS:

     The Company issued a total of 36,133, 63,343 and 26,007 common shares of the Company's common stock to certain key employees in 1994, 1995 and 1996, respectively. No shares were issued in the three month period ended March 31, 1997. Of the shares issued in 1994 and 1996, 35,687 and 8,921 respectively were issued in connection with employment agreements with certain employees and vest in equal amounts: the 35,687 over a five-year period and the 8,921 shares over a three-year period. The shares were valued at the estimated fair market value on the date of issuance. Compensation expense is being recognized ratably over the vesting period.

     In May 1996, the Board of the Company adopted the Midcoast Energy Resources, Inc. 1996 Incentive Stock Plan (the "Incentive Plan"), which was subsequently approved by the Company's shareholders in May 1997. All employees, including officers (whether or not directors) and consultants of the Company and its subsidiaries are currently eligible to participate in the Incentive Plan. Persons who are not in an employment or consulting relationship with the Company or any of its subsidiaries, including non-employee directors, are not eligible to participate in the Incentive Plan. Under the Incentive Plan, the Compensation Committee may grant incentive awards with respect to a number of shares of common stock that in the aggregate do not exceed 230,000 shares of common stock, subject to adjustment upon the occurrence of certain recapitalizations of the Company.

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Incentive Plan provides for the grant of (i) options, both incentive stock options and non-qualified options, (ii) shares of restricted stock, (iii) performance awards payable in cash or common stock, (iv) shares of phantom stock, and (v) stock bonuses (collectively, the "Incentive Awards"). In addition, the Incentive Plan provides for the grant of cash bonuses payable when a participant is required to recognize income for federal income tax purposes in connection with the vesting of shares of restricted stock or the issuance of shares of common stock upon the grant of a performance award or a stock bonus, provided, that such cash bonus may not exceed the fair market value (as defined) of the shares of common stock received on the grant or exercise, as the case may be, of an Incentive Award. No Incentive Award may be granted under the Incentive Plan after ten years from the Incentive Plan adoption date.

     In December 1996, the Company established a defined contribution 401(k) Profit Sharing Plan for its employees. The plan provides participants a mechanism for making contributions for retirement savings. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan which amounted to approximately $16,000 in 1996 and $12,000 for the three month period ended March 31, 1997.

     In February 1997, the Company's Compensation Committee approved the granting of 160,000 incentive stock options to certain key employees. The options were issued at an exercise price equal to the fair market value on the date of grant which was $10.50. The options vest in equal amounts over a five-year period and expire in ten years from the date of grant. However, those options issued to employees who own 10% or more of the Company's common stock were valued at 110% of fair market value on the date of grant ($11.55), vest in equal amounts over a four and one-half year period, and expire five years from the date of grant.

13.  SUBSEQUENT EVENTS:

     In May 1997, the Company acquired the stock of three subsidiaries of Atrion for cash consideration of approximately $39.4 million subject to post closing adjustments and up to $2 million of deferred contingent payments to be paid over an eight-year period. The three subsidiaries include ATNG, TRIGAS, and ATEMCO. For further discussion of the acquisition see Note 4. Financing for the acquisition was provided by the Company's existing bank lender, as discussed below. In May 1997, the Company amended its Credit Agreement and the Company's new ATNG subsidiary executed a new credit agreement with its existing bank lender, Bank One, Texas N.A. which increased the Company's total borrowing availability to $46.5 million. Pursuant to the amendment of the Credit Agreement, the borrowing availability under the reducing revolving line of credit was increased to $38.5 million and the working capital line of credit increased to $3 million. Furthermore, an additional $10.0 million of availability was negotiated for the issuance of letters of credit. The new ATNG credit agreement provides for a $5.0 million reducing revolving line of credit and all other terms and conditions of the new agreement are the same in all material respects as the Credit Agreement. Available credit under the reducing revolving lines will be reduced by a total of approximately $362,667 per month on July 1 and August 1, 1997 with a balloon payment of $7.0 million on August 31, 1997 at which time the available credit will be reduced by $304,167 per month thereafter. In addition to the fees currently required under the Credit Agreement, a $100,000 fee was paid upon consummation of the AlaTenn Subsidiaries acquisition in consideration for extending the financing.

     In April 1997, the Board of Directors, approved the adoption of the 1997 Non-Employee Director Stock Option Plan (the "Director Plan"), which was subsequently approved by the Company's shareholders in May 1997. The Director Plan provides for the grant to non-employee: (i) Existing Directors (as defined) on the Effective Date (as defined), a non-qualified stock option ("NQO") to purchase 5,000 shares of the Company's common stock and (ii) New Directors (as defined) on their initial election, a NQO to purchase 15,000 shares of common stock both at an exercise price equal to the fair market value of the

               MIDCOAST ENERGY RESOURCES, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

common stock on the date of grant. The Director Plan also entitles each non-employee director to receive a NQO to purchase 5,000 shares of common stock on each date he is reelected to Company's Board.

     The Compensation Committee of the Board has no discretion as to the selection of the non-employee directors to whom NQOs are to be granted or Cash Fee Awards (as defined) are paid, the number of shares subject to any NQO granted, the exercise price of any NQO granted or the ten-year maximum term of any NQO granted thereunder. The Compensation Committee has the authority to interpret and construe any provision of the Director Plan and to adopt such rules and regulations for administering the Director Plan as it seems necessary. All decisions and determinations of the Compensation Committee are final and binding on all parties. The Company has agreed to indemnify each member of the Compensation Committee against any cost, expense or liability arising out of any action omission or determination relating to Director Plan, unless such action, omission or determination was taken or made in bad faith and without reasonable belief that is was in the best interest of the Company.

     The Director Plan provides for the adjustment of the number of shares covered by an option awarded thereunder, and of the exercise price thereof, on any stock dividend, any subdivision or combination of the outstanding shares of common stock and any merger, consolidation, recapitalization of the Company or other similar event which affects the issued and outstanding shares of common stock.

     Pursuant to the Director Plan, 5,000 NQOs were granted to the only Existing Director in May 1997. The NQOs were issued at an exercise price equal to the fair market value on the date of grant which was $15.125, and which expires ten years from the date of grant.

                          INDEPENDENT AUDITOR'S REPORT

To the Owner of the AlaTenn Subsidiaries

     We have audited the accompanying combined balance sheets of the AlaTenn Subsidiaries as of December 31, 1995 and 1996, and the related combined statements of operations, retained earnings and cash flows for the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the AlaTenn Subsidiaries as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1, the Company has been a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, the terms of some or all of these transactions may not be the same as those that would result from transactions among wholly unrelated parties. No evaluation to make such a determination was undertaken nor did we become aware of such circumstances during our audits.

HEIN + ASSOCIATES LLP
Houston Texas
May 9, 1997

                              ALATENN SUBSIDIARIES
                            COMBINED BALANCE SHEETS

                                           DECEMBER 31,     DECEMBER 31,      MARCH 31,
                                               1995             1996            1997
                                           ------------     ------------     -----------
                                                                             (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
     Accounts receivable................   $ 12,309,210     $ 15,218,791     $ 7,961,289
     Other current assets...............        690,293          904,531         858,548
                                           ------------     ------------     -----------
          Total current assets..........     12,999,503       16,123,322       8,819,837
                                           ------------     ------------     -----------
PROPERTY, PLANT AND EQUIPMENT...........     28,160,147       28,382,427      28,418,888
ACCUMULATED DEPRECIATION AND
  AMORTIZATION..........................    (15,099,886)     (15,667,504)    (15,836,768)
                                           ------------     ------------     -----------
                                             13,060,261       12,714,923      12,582,120
DEFERRED CONTRACT COSTS AND OTHER
  ASSETS................................      1,476,861        1,459,742       1,467,680
                                           ------------     ------------     -----------
          Total assets..................   $ 27,536,625     $ 30,297,987     $22,869,637
                                           ============     ============     ===========

  LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
     Accounts payable and accrued
       liabilities......................   $ 10,470,122     $ 14,722,157     $ 6,770,122
     Accrued income and other taxes.....        263,025          368,695         217,984
                                           ------------     ------------     -----------
          Total current liabilities.....     10,733,147       15,090,852       6,988,106
                                           ------------     ------------     -----------
DEFERRED INCOME.........................        312,713          108,682          72,132
DEFERRED INCOME TAXES...................      1,385,199        1,507,520       1,533,520
UNAMORTIZED INVESTMENT TAX CREDITS......        238,364          226,184         223,151
OTHER...................................      1,050,067          841,089         892,494
                                           ------------     ------------     -----------
                                              2,986,343        2,683,475       2,721,297
                                           ------------     ------------     -----------
SHAREHOLDER'S EQUITY:
     Common stock.......................          5,600            5,600           5,600
     Paid-in capital....................     11,276,400       11,276,400      11,276,400
     Retained earnings..................      2,535,135        1,241,660       1,878,234
                                           ------------     ------------     -----------
          Total shareholder's equity....     13,817,135       12,523,660      13,160,234
                                           ------------     ------------     -----------
          Total liabilities and
             shareholder's equity.......   $ 27,536,625     $ 30,297,987     $22,869,637
                                           ============     ============     ===========

The accompanying notes to combined financial statements are an integral part of these statements.

                              ALATENN SUBSIDIARIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                        FOR THE YEARS ENDED                      THREE MONTHS ENDED
                                                           DECEMBER 31,                              MARCH 31,
                                          -----------------------------------------------  ------------------------------
                                               1994            1995            1996             1996            1997
                                          --------------  --------------  ---------------  --------------  --------------
                                                                                            (UNAUDITED)     (UNAUDITED)
OPERATING REVENUES......................  $   63,060,561  $   68,557,243  $   113,428,662  $   38,119,207  $   32,054,747
OPERATING EXPENSES:
     Cost of natural gas and
       transportation charges...........      52,536,706      58,709,495      102,157,152      34,103,919      29,249,589
     General and administrative.........       3,744,302       3,876,651        3,960,694       1,126,018         872,560
     Depreciation and amortization......         554,750         576,987          584,121         145,979         147,064
                                          --------------  --------------  ---------------  --------------  --------------
          Total operating expenses......      56,835,758      63,163,133      106,701,967      35,375,916      30,269,213
                                          --------------  --------------  ---------------  --------------  --------------
          Operating income..............       6,224,803       5,394,110        6,726,695       2,743,291       1,785,534
RECOVERY OF ESTIMATED NONRECOVERABLE
  TAKE-OR-PAY EXPENSE...................        --              --                472,888        --              --
NON-OPERATING ITEMS:
     Interest expense...................         (90,797)        (26,435)          (1,284)             (6)       --
     Other income (expense), net........         420,088         412,016           76,902          36,187           4,752
                                          --------------  --------------  ---------------  --------------  --------------
INCOME BEFORE INCOME TAXES..............       6,554,094       5,779,691        7,275,201       2,779,472       1,790,286
INCOME TAXES............................      (2,395,214)     (2,101,538)      (2,641,747)     (1,006,521)       (647,966)
                                          --------------  --------------  ---------------  --------------  --------------
NET INCOME..............................  $    4,158,880  $    3,678,153  $     4,633,454  $    1,772,951  $    1,142,320
                                          ==============  ==============  ===============  ==============  ==============

The accompanying notes to combined financial statements are an integral part of these statements.

                              ALATENN SUBSIDIARIES
                    COMBINED STATEMENTS OF RETAINED EARNINGS

                                                                                              THREE
                                                                                             MONTHS
                                                 FOR THE YEARS ENDED DECEMBER 31,             ENDED
                                          ----------------------------------------------    MARCH 31,
                                               1994            1995            1996           1997
                                          --------------  --------------  --------------   -----------
                                                                                           (UNAUDITED)
Balance, beginning of period............  $    5,388,306  $    4,458,464  $    2,535,135   $ 1,241,660
Net income..............................       4,158,880       3,678,153       4,633,454     1,142,320
Dividends paid..........................      (1,443,840)     (1,531,104)     (1,970,763)      --
Settlements with parent -- net..........      (3,644,882)     (4,070,378)     (3,956,166)     (505,746)
                                          --------------  --------------  --------------   -----------
Balance, end of period..................  $    4,458,464  $    2,535,135  $    1,241,660   $ 1,878,234
                                          ==============  ==============  ==============   ===========

The accompanying notes to combined financial statements are an integral part of these statements.

                              ALATENN SUBSIDIARIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                THREE MONTHS ENDED
                                                 FOR THE YEARS ENDED DECEMBER 31,                   MARCH 31,
                                          ----------------------------------------------  ------------------------------
                                               1994            1995            1996            1996            1997
                                          --------------  --------------  --------------  --------------  --------------
                                                                                           (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income.........................  $    4,158,880  $    3,678,153  $    4,633,454  $    1,772,951  $    1,142,320
     Adjustments to arrive at net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization....         554,750         576,987         584,121         145,979         147,064
       Deferred income taxes............        (109,210)        182,390         122,321           9,264          26,000
       Take-or-pay recoveries (net of
          expenditures).................       1,053,442       2,450,303       1,596,956         263,719        --
       Take-or-pay reserve adjustment...          75,253        --              (472,888)       --              --
       Other............................         454,966         638,364          62,819         267,760          26,084
     Changes in working capital
       accounts:
       Accounts receivable..............       4,354,620      (3,493,654)     (4,412,777)     (1,923,171)      7,257,502
       Other current assets.............         327,601          (8,009)       (214,238)       (222,951)         45,983
       Accounts payable and accrued
          liabilities...................      (4,720,261)      2,129,803       4,252,033       3,380,574      (7,952,035)
       Accrued income and other taxes...         (12,502)        (55,786)        105,670         179,613        (150,711)
                                          --------------  --------------  --------------  --------------  --------------
          Net cash provided by operating
             activities.................       6,137,539       6,098,551       6,257,471       3,873,738         542,207
                                          --------------  --------------  --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures...............      (1,048,817)       (497,069)       (330,542)       (184,493)        (36,461)
                                          --------------  --------------  --------------  --------------  --------------
          Net cash used in investing
             activities.................      (1,048,817)       (497,069)       (330,542)       (184,493)        (36,461)
                                          --------------  --------------  --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Settlements with parent -- net.....      (3,644,882)     (4,070,378)     (3,956,166)     (3,689,245)       (505,746)
     Dividends on common stock..........      (1,443,840)     (1,531,104)     (1,970,763)       --              --
                                          --------------  --------------  --------------  --------------  --------------
          Net cash used in investing
             activities.................      (5,088,722)     (5,601,482)     (5,926,929)     (3,689,245)       (505,746)
                                          --------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...........................        --              --              --              --              --
                                          --------------  --------------  --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, beginning of
  period................................        --              --              --              --              --
                                          --------------  --------------  --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, end of
  period................................  $     --        $     --        $     --        $     --        $     --
                                          ==============  ==============  ==============  ==============  ==============
CASH PAID FOR INTEREST..................  $     --        $     --        $     --        $     --        $     --
                                          ==============  ==============  ==============  ==============  ==============
CASH PAID FOR INCOME
  TAXES -- STATE........................  $      250,000  $      259,000  $      203,000  $       15,000  $       39,000
                                          ==============  ==============  ==============  ==============  ==============

The accompanying notes to combined financial statements are an integral part of these statements.

                              ALATENN SUBSIDIARIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

     The accompanying financial information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 has been prepared, without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. The financial information reflects all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

1.  SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES:

     The accompanying financial statements of the AlaTenn Subsidiaries represent the predecessor operations of certain natural gas transportation and marketing businesses owned by Atrion Corporation. These three subsidiaries include Alabama-Tennessee Natural Gas Company, Inc. ("ATNG"), AlaTenn Energy Marketing Company, Inc. ("ATEMCO") and Tennessee River Intrastate Gas Company, Inc. ("TRIGAS"), which are natural gas pipeline and marketing companies that provide pipeline transportation and natural gas marketing services to the lower Tennessee Valley area. Hereafter these combined predecessor operations of the AlaTenn Subsidiaries are referred to as "the Company" solely for the purpose of this presentation.

     In March 1997, Atrion entered into a definitive purchase and sale agreement (the "Agreement") to sell the stock of the AlaTenn Subsidiaries to Midcoast Energy Resources, Inc. ("Midcoast") for cash consideration of approximately $39.4 million subject to post closing adjustments and $2 million of deferred contingent payments to be paid in equal amounts over an eight-year period. The Agreement contains representations and warranties, indemnities and conditions to closing customary to transactions of this type. At March 31, 1997, the acquisition had been approved by the boards of directors of both Midcoast and Atrion, however, the acquisition was subject to approval by Atrion's shareholders. In conjunction with executing the purchase and sale agreement, Midcoast was required to deposit $2.0 million in an escrow account maintained by the trust department of a bank. In the event that Midcoast was unable or unwilling to consummate the transaction after the necessary approvals had been received, the escrowed money would be paid to Atrion as compensation for all damages. On the other hand, the agreement also stipulated that if Atrion was unable or unwilling to consummate the transaction, which included not receiving shareholder approval, Midcoast would receive $2.0 million as cash compensation for all damages. The transaction was consummated on May 30, 1997.

     PRINCIPLES OF COMBINATION -- The combined financial statements include the accounts of ATNG, ATEMCO and TRIGAS. All significant intercompany transactions and balances between these three companies have been eliminated.

     INTERIM FINANCIAL STATEMENTS -- The accompanying interim financial statements have not been audited by independent accountants; however, in the opinion of management, all necessary adjustments have been made to present fairly the Company's financial position at March 31, 1997 and the results of its operations and cash flows for the three month periods ended March 31, 1996 and 1997. The adjustments and allocations made for the interim financial statements are only of a normal and recurring nature and are consistent with those made for the audited annual statements. The results for the three-month period ended March 31, 1997 are not necessarily indicative of future financial results.

     TRANSACTIONS WITH PARENT -- Atrion provides financing and cash management services through a centralized treasury system, with the associated transactions being recorded in the group's system of intercompany accounts. The Company's net cash settlements paid to Atrion (including settlements for income taxes) and offsetting amounts for allocated costs are included in the Equity section of the balance sheet for the purpose of this presentation.

                              ALATENN SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at original cost. The cost of additions to property, plant and equipment includes direct labor and material, allocable overheads and, in the case of natural gas pipeline plant, an allowance for the estimated cost of funds used during construction ("AFUDC"). Such provisions for AFUDC are not reflected separately in the accompanying combined statements of operations as the amounts are not material. Maintenance and repairs, including the cost of renewals of minor items of property, are charged principally to expense as incurred. Replacements of property (exclusive of minor items of property) are charged to the appropriate property accounts. Upon retirement of a natural gas pipeline plant asset, its cost is charged to accumulated depreciation together with the cost of removal, less salvage value. The following table represents a summary of property, plant and equipment as of December 31, 1995 and 1996:

                                               1995            1996
                                          --------------  --------------
Pipelines and related facilities........  $   26,726,511  $   26,948,791
Land....................................          77,358          77,358
Buildings...............................       1,356,278       1,356,278
                                          --------------  --------------
Total...................................  $   28,160,147  $   28,382,427
                                          ==============  ==============

     DEPRECIATION AND AMORTIZATION -- Depreciation on pipeline plant is calculated using the composite rate method which approximated an average depreciation rate of 2.0% in 1994, 2.1% in 1995 and 2.0% in 1996. Depreciation on other facilities and equipment is calculated on a straight-line basis over the useful lives of the assets which range from two to sixty-two years.

     OPERATING REVENUE -- The Company recognizes revenue from natural gas sales and transportation service in the period the service is provided. Provision is made for possible refund of revenues collected which are subject to future rate decisions.

     INCOME TAXES -- The Company's deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. These temporary differences are determined in accordance with Statement of Financial Accounting Standard No. 109 ("SFAS 109"), Accounting for Income Taxes. Investment tax credits are deferred and amortized to income over the lives of the related assets.

     ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENT ACCOUNT PRONOUNCEMENTS -- The Financial Accounting Standards Board ("FASB") issued SFAS No. 121 entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 specifies certain events and circumstances which indicate the cost of an asset or assets may be impaired, the method by which the evaluation should be performed, and the method by which writedowns, if any, of the asset or assets are to be determined and recognized. The adoption of this pronouncement in 1996 did not have a material impact on the Company's financial condition or operating results.

2.  REGULATORY AND RATE MATTERS:

     The Company's interstate natural gas pipeline subsidiary, ATNG, is regulated by the Federal Energy Regulatory Commission ("FERC"). The FERC establishes the maximum and minimum transportation rates ATNG is permitted to charge its customers. The Company's intrastate natural gas pipeline subsidiary, TRIGAS, is regulated by the Alabama Public Service Commission ("APSC"). The rates to TRIGAS' transportation customers are determined by negotiated contracts which were approved by the APSC.

                              ALATENN SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     On April 1, 1993, ATNG increased its jurisdictional rates from rates that had been in effect since April 1990. This rate increase was agreed to in an uncontested settlement with ATNG's customers which the FERC approved on December 30, 1993. That agreement was amended in September 1996 to eliminate the requirement that ATNG file a new rate case in September 1996. As part of that agreement ATNG reduced its rates by 6% effective September 1, 1996.

     During the 1980s and early 1990s, many interstate natural gas pipelines incurred significant take-or-pay liabilities owed to natural gas producers. ATNG and the other subsidiaries of the Company did not incur any direct take-or-pay obligations to natural gas suppliers or producers. However, through various orders issued during the period from 1988 to 1992, the FERC allowed Tennessee Gas Pipeline Company ("TGP") to pass on to its customers, including ATNG, certain buyout and buydown costs. The portion of this take-or-pay obligation which ATNG owed to TGP under various FERC approved orders, including interest, totaled $23 million, all of which was paid by ATNG during the period from 1988 through 1995.

     In 1991, ATNG reached a settlement with its customers which provided for the recovery of a portion of the take-or-pay costs billed to it by TGP over a five-year period. During 1996, ATNG recovered the final $1.8 million of take-or-pay accounts receivable from its customers, and recognized a gain on the reversal of estimated non-recoverable amounts originally recorded in 1989, resulting in pre-tax income of $472,888.

3.  INCOME TAXES:

     The items comprising income tax expense are as follows (in thousands):

                                            1994       1995       1996
                                          ---------  ---------  ---------
Current:
     Federal............................  $   2,380  $   1,932  $   2,193
     State..............................        234        188        216
                                          ---------  ---------  ---------
                                              2,614      2,120      2,409
                                          ---------  ---------  ---------
Deferred:
     Federal............................       (190)        (5)       225
     State..............................        (16)    --             20
                                          ---------  ---------  ---------
                                               (206)        (5)       245
                                          ---------  ---------  ---------
Investment tax credits utilized.........        (13)       (13)       (12)
                                          ---------  ---------  ---------
Total income tax expense................  $   2,395  $   2,102  $   2,642
                                          =========  =========  =========

     The taxable income or loss of the Company is included in a consolidated federal income tax return filed by Atrion Corporation. In accordance with income tax allocation arrangements among certain companies, the Company makes provisions for taxes as if the Company filed separately.

                              ALATENN SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows (in thousands):

                                         1995       1996
                                       ---------  ---------
Deferred tax assets:
     Deferred investment tax
     credits.........................  $      88  $      82
     Provisions for refunds..........        120        130
     Benefit plans...................        233        301
     Other, net......................        284        145
                                       ---------  ---------
          Subtotal...................        725        658
          Valuation allowance........     --         --
                                       ---------  ---------
          Total deferred tax
          assets.....................        725        658
                                       ---------  ---------
Deferred tax liabilities:
     Depreciation and basis
     differences.....................      1,931      2,004
     Pensions........................        138        142
     Other, net......................         41         20
                                       ---------  ---------
          Total deferred tax
          liabilities................      2,110      2,166
                                       ---------  ---------
          Net liability..............  $   1,385  $   1,508
                                       =========  =========

     No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.

     Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

                                         1994       1995       1996
                                       ---------  ---------  ---------
Income tax expense at statutory
  federal income tax rate............  $   2,228  $   1,965  $   2,474
Increase (decrease) resulting from:
     State income taxes..............        205        180        175
     Other, net......................        (38)       (43)        (7)
                                       ---------  ---------  ---------
     Total income tax expense........  $   2,395  $   2,102  $   2,642
                                       =========  =========  =========

4.  COMMON STOCK:

     The following is a summary of common stock issued and outstanding for each of the three subsidiaries as of December 31, 1995 and 1996 (in thousands):

ATNG....................................  $   5,400
ATEMCO..................................        100
TRIGAS..................................        100
                                          ---------
     Total..............................  $   5,600
                                          =========

5.  REVENUES FROM MAJOR CUSTOMERS:

     In 1994, approximately $23 million (36%) and $9 million (14%) of the Company's operating revenues were attributable to two natural gas customers.

     In 1995, approximately $20 million (29%) and $10 million (14%) of the Company's operating revenues were attributable to the same two natural gas customers.

     In 1996, approximately $32 million (28%), $19 million (17%) and $16 million (14%) of the Company's operating revenues were attributable to three natural gas customers (the two largest are the same customers as 1994 and 1995).

                              ALATENN SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

6.  CONCENTRATION OF CREDIT RISK:

     The Company derives revenue from gas transmission and marketing services in the Tennessee Valley. Three of the Company's largest customers account for approximately 55% or approximately $7.7 million ($2.1 million, $2.3 million and $3.3 million, respectively) of the outstanding accounts receivable at December 31, 1996. These accounts receivable were subsequently collected under normal credit terms and the Company believes that future accounts receivable with these companies will continue to be collected under normal credit terms based on previous experience. The Company performs ongoing evaluations of its customers and generally does not require collateral. The Company assesses its credit risk and provides an allowance for doubtful accounts for any accounts which it deems doubtful of collection. At December 31, 1996, no provision for doubtful accounts was provided.

7.  EMPLOYEE RETIREMENT AND BENEFIT PLANS:

     A noncontributory retirement plan is maintained for all regular employees of the Company. The plan provides benefits based on years of service and other factors. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary.

     Net pension income for 1994, 1995 and 1996 included the following components (in thousands):

                                         1994       1995       1996
                                       ---------  ---------  ---------
Service cost.........................  $     139  $     112  $     151
Interest cost........................        277        287        305
Actual return on assets..............         66       (919)      (633)
Net amortization and deferral........       (492)       509        168
                                       ---------  ---------  ---------
Net periodic pension income..........  $     (10) $     (11) $      (9)
                                       =========  =========  =========

     The following schedule sets forth the plan's funded status as of December 31, 1995 and 1996 and the amounts recognized on the Company's balance sheets for those years (in thousands):

                                         1995       1996
                                       ---------  ---------
Actuarial present value of benefit
  obligation:
     Vested..........................  $   3,353  $   3,485
     Non-vested......................         17         55
                                       ---------  ---------
Accumulated benefit obligation.......  $   3,370  $   3,540
                                       =========  =========
Projected benefit obligation.........     (4,123)    (4,314)
Plan assets at fair value............      5,263      5,583
                                       ---------  ---------
Plan assets in excess of projected
  benefit obligation.................      1,140      1,269
Unrecognized net gain................       (156)      (335)
Unrecognized net assets at date of
  initial adoption...................       (558)      (498)
                                       ---------  ---------
Prepaid pension asset................  $     426  $     436
                                       =========  =========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation shown above was 7.25% in both 1995 and 1996. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation shown above was 6% in both 1995 and 1996. The expected long-term rate of return on assets was 8% in both years. At December 31, 1996, plan assets were invested approximately 40% in fixed income securities, 6% in cash and cash equivalents and 54% in equity securities.

     Effective July 1, 1992, the Company adopted a nonqualified Supplemental Executive Retirement Plan ("SERP") which provides additional pension benefits to certain executive officers of the Company. Expense recognized in connection with the SERP in 1994, 1995 and 1996 was $50,000, $69,000 and $78,000,
respectively.

                              ALATENN SUBSIDIARIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company also sponsors defined contribution plans for its employees. These plans provide participants a mechanism for making contributions for retirement savings. Each participant may contribute up to 12% of eligible compensation. The Company makes a 100% matching contribution for up to 6% to the plans. The Company's contribution under these plans was $97,000 in 1994, $116,000 in 1995 and $114,000 in 1996.

     The Company also provides certain contributory postretirement health care and life insurance benefits to full-time employees of ATNG. The Company's commitment towards the cost of these postretirement health care benefits in the year 2000 and later is capped based on the levels provided in 1999.

     The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective as of January 1, 1993. ATNG has established a VEBA trust to fund these expenses. The expected long-term rate of return on plan assets was 8.0% as of December 31, 1996. The investment income of the trust is subject to federal income tax.

     The following schedule presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets as of December 31, 1995 and 1996 (in thousands):

                                         1995       1996
                                       ---------  ---------
Accumulated postretirement benefit
  obligation:
     Retirees........................  $    (365) $    (263)
     Fully eligible active plan
       participants..................       (140)       (47)
     Other active plan
       participants..................       (175)      (111)
                                       ---------  ---------
               Total.................       (680)      (421)
                                       ---------  ---------
Plan assets..........................        202        294
                                       ---------  ---------
Accumulated postretirement benefit
  obligation in excess of plan
  assets.............................       (478)      (127)
Unrecognized net loss (gain).........         25       (289)
Unrecognized transition obligation...        470        442
                                       ---------  ---------
Accrued postretirement benefit
  cost...............................  $      17  $      26
                                       =========  =========

     Net periodic postretirement benefit cost included the following components (in thousands):

                                         1995       1996
                                       ---------  ---------
Service cost.........................  $      13  $      18
Interest cost........................         49         49
Actual (return) loss on plan
  assets.............................        (27)       (24)
Amortization of transition obligation
  over 20 years......................         28         28
Net amortization and deferral........         19          9
                                       ---------  ---------
Net periodic postretirement benefit
  cost...............................  $      82  $      80
                                       =========  =========

     The assumed rate of increase in the per capita cost of covered health care benefits for pre age 65 plan participants is 8.5% for 1997 and is assumed to decrease gradually to 5.0% by 2004 and then remain level. For post age 64 participants, the rate is 8.5% for 1997 and is assumed to decrease gradually to 5.0% by 2004 and then remain level. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $300 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $0.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995 and 1996.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Midcoast Energy Resources, Inc.
Houston, Texas

     We have audited the accompanying historical summary of revenue and direct operating expenses of the KOCH Hydrocarbon Company -- Harmony Gas Processing Plant acquired October 7, 1996 for the year ended December 31, 1995. The historical summary is the responsibility of the Company's management. Our responsibility is to express an opinion on the historical summary based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summary presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K of Midcoast Energy Resources, Inc.) as described in Note 2 and are not intended to be a complete presentation of the Harmony Gas Processing Plant revenues and expenses.

     In our opinion, the historical summary referred to above presents fairly, in all material respects, the revenue and direct operating expenses of the Harmony Gas Processing Plant acquired October 7, 1996 for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP

Houston, Texas
November 8, 1996

                        MIDCOAST ENERGY RESOURCES, INC.
             KOCH HYDROCARBONS COMPANY-HARMONY GAS PROCESSING PLANT
                            ACQUIRED OCTOBER 7, 1996

          HISTORICAL SUMMARY OF REVENUE AND DIRECT OPERATING EXPENSES
FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 AND FOR THE YEAR ENDED DECEMBER
                                   31, 1995.

                                         SIX MONTHS        SIX MONTHS
                                            ENDED             ENDED
                                        JUNE 30, 1996     JUNE 30, 1995        YEAR ENDED
                                         (UNAUDITED)       (UNAUDITED)      DECEMBER 31, 1995
                                        -------------     -------------     -----------------
Revenues.............................    $  3,052,699      $  2,284,029        $ 5,223,506

Direct Operating Expenses............      (2,492,780)       (1,919,523)        (4,618,326)
                                        -------------     -------------     -----------------

Net Revenue..........................    $    559,919      $    364,506        $   605,180
                                        =============     =============     =================

                 See accompanying notes to historical summary.

                        MIDCOAST ENERGY RESOURCES, INC.
                    ACQUISITION OF KOCH HYDROCARBONS COMPANY
                          HARMONY GAS PROCESSING PLANT

                   NOTES TO HISTORICAL SUMMARY OF REVENUE AND
                           DIRECT OPERATING EXPENSES
       FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 AND THE YEAR ENDED
                               DECEMBER 31, 1995.

1.  BASIS OF PRESENTATION

     The accompanying Historical Summary of Revenue and Direct Operating Expenses relates to the operations of the Harmony Gas Processing Plant ("Harmony") acquired by Midcoast Energy Resources, Inc. ("Midcoast") on
October 7, 1996 from KOCH Hydrocarbons Company ("KOCH") for cash consideration of $3,638,884, subject to certain purchase price adjustments. All revenues were derived from sales to KOCH affiliates with pricing established by prevailing market rates and various contractual agreements. Revenues are recorded when the natural gas products are delivered to the customer and direct operating expenses are recorded when the liability is incurred. Depreciation of the plant has been excluded from direct operating expenses in the accompanying historical summary because the amounts would not be comparable to those resulting from Midcoast's cost basis in the plant. Income taxes have not been included in the accompanying historical summary because income taxes are not considered direct operating expense of the properties.

     The Historical Summary presented herein was prepared for the purpose of complying with the financial statement requirements of a business acquisition as promulgated by Regulation S-X Rule 3-05 and Rule 1-02 (v) of the Securities Exchange Act of 1934.

================================================================================
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     3
Prospectus Summary...................     4
Risk Factors.........................    11
Forward Looking Statements...........    15
Use of Proceeds......................    16
Price Range of Common Stock and
  Dividend Policy....................    17
Capitalization.......................    18
Selected Historical Consolidated
  Financial Data.....................    19
Unaudited Pro Forma Consolidated
  Financial Statements...............    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    26
Business and Properties..............    32
Management...........................    44
Principal Stockholders...............    51
Selling Stockholder..................    52
Shares Eligible for Future Sale......    53
Description of Capital Stock.........    54
Underwriting.........................    56
Legal Matters........................    57
Experts..............................    57
Glossary.............................    58
Index to Financial Statements........   F-1

================================================================================
================================================================================

                                2,100,000 SHARES

                                     [LOGO]

                                MIDCOAST ENERGY
                                RESOURCES, INC.

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                            OPPENHEIMER & CO., INC.
                           A.G. EDWARDS & SONS, INC.
                              COLEMAN AND COMPANY
                                SECURITIES, INC.

                                  JUNE   , 1997

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated cash expenses to be incurred in connection with the registration and distribution of the securities covered by this Registration Statement are set forth below.

SEC Registration Fee.................  $  10,794
AMEX Additional Listing Fees.........     17,500
NASD Filing Fee......................      4,062
Printing Expenses....................     40,000
Legal Fees and Expenses..............    110,000
Blue Sky Fees and Expenses (including
  legal expenses)....................          0
Accounting Fees and Expenses.........     40,000
Transfer Agent and Registrar Fees and
  Expenses...........................      3,500
Miscellaneous Expenses...............     59,144
                                       ---------
     TOTAL...........................  $ 285,000
                                       =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The NGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to
(x) any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation and (y) any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NGCL also permits the Registrant to purchase and maintain insurance on behalf of the Registrant's directors and officers against any liability arising out of their status as such, whether or not the Registrant would have the power to indemnify him against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

     The Company's Articles and Bylaws provide that the Company shall, to the fullest extent not prohibited by applicable law, indemnify any director or officer of the Company in connection with certain actions, suits or proceedings, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred. The Company is also required to pay any expenses incurred by a director or officer in defending such an action, in advance of the final disposition of such action. The Company's Articles and Bylaws further provide that, by resolution of the Board, such benefits may be extended to employees, agents or other representatives of the Company. In addition, the Company's Articles and Bylaws provide that all rights to indemnification and advancement of expenses are deemed to arise out of a contract between the Company and each person to be indemnified which may be evidenced by a separate contract between the Company and each such person.

     The NGCL provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Articles include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

     The Company's Bylaws provide that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the NGCL.

     Pursuant to certain indemnity agreements executed by each current director and executive officer, the Company must indemnify, defend and hold harmless its directors and officers from and against any loss, liability or claim arising out of or relating to their capacities as such. There is in effect for the Company an insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Company, against loss (including expenses incurred in the defense of actions, suits or proceedings in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of the Company. The policy also reimburses the Company for liability incurred in the indemnification of its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following table reflects sales by the Company of unregistered securities within the past three years. Except as otherwise disclosed, the issuances by the Company of the securities sold in the transactions referenced below were not registered under the Securities Act, pursuant to the exemption contemplated in Section 4(2) thereof, for transactions not involving a public offering. No underwriter was involved in the transactions and no commissions were paid. The consideration for which the shares of Common Stock were issued is indicated below:

                DATE                    SHARES      CONSIDERATION                   PURCHASER
-------------------------------------  ---------    --------------   ---------------------------------------
April 17, 1995.......................     44,609      Services                  I.J. Berthelot II
April 30, 1995.......................        446      Services                  I.J. Berthelot II
                                             446      Services                  Richard A. Robert
                                             446      Services                    Bill G. Bray
August 1, 1995.......................        446      Services                   Duane S. Herbst
                                             446      Services                  Donna J. Haddock
                                             446      Services                  Barbara A. Jordan
                                             446      Services                   Kathy C. Smith
September 20, 1995...................     13,382      Services                  I.J. Berthelot II
December 1, 1995.....................        446      Services                   Duane S. Herbst
                                             446      Services                  I.J. Berthelot II
                                             446      Services                  Richard A. Robert
                                             446      Services                    Bill G. Bray
                                             446      Services                    Ronald Harris
March 1, 1996........................      4,460     Financing                       Rainbow
April 8, 1996........................        892      Services                   Karen Callaway
                                             334      Services                  Donna J. Haddock
                                             446      Services                    Ronald Harris
                                           2,676      Services                   Duane S. Herbst
                                             446      Services                  Barbara A. Jordan
                                           8,921      Services                  Richard A. Robert
                                             557      Services                   Kathy C. Smith
April 17, 1996.......................      7,275      Services                    Bill G. Bray
                                           4,460      Services                    Mark W. Fuqua
July 1, 1996.........................      2,007      Services                    E.P. Marinos
                                           2,007      Services                 Richard W. Richards

ITEM 16.  EXHIBITS.

        EXHIBITS                     DESCRIPTION
-------------------------------------------------------------

         ***1.1      -- Form of Underwriting Agreement by and among the
                        Underwriters, the Selling Stockholder and Midcoast Energy Resources, Inc.

            2.1      -- Agreement for Purchase and Sale of Stock dated
                        September 6, 1995, by and between Midcoast Holdings No. One, Inc. and Koch Gateway Pipeline Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.25).

            2.2      -- First Amendment to Agreement for Purchase and Sale of
                        Stock dated September 6, 1995, by and between Midcoast Holdings No. One, Inc. and Koch Gateway Pipeline Company dated October 2, 1995 (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.26).
            2.3      -- Agreement for Purchase and Sale of Stock dated
                        September 13, 1995, by and between Five Flags Holding Company and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.27).
            2.4       -- Agreement for Purchase of Stock dated September 13,
                        1995, by and between Midcoast Holdings No. One, Inc. and Rainbow Investments Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.28 ).
            2.5      -- Agreement for Purchase and Sale of Stock dated July
                        27, 1995, by and between Williams Holdings of Delaware, Inc. and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 8-K dated September 22,
                        1995).
            2.6      -- Agreement for Sale and Purchase of Harmony Gas
                        Processing Plant and Related Gathering System dated October 3, 1996, by and between Koch Hydrocarbon Company, a division of Koch Industries, Inc. and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 8-K dated October 21, 1996, as Exhibit 2.1).
            2.7      -- Stock Purchase Agreement dated March 18, 1997, by and
                        between Midcoast Energy Resources, Inc. and Atrion Corporation. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1996.)
            3.1     -- Articles of Incorporation of Midcoast Energy
                        Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1992).
            3.2      -- Certificate of Amendment of Articles of Incorporation
                        of Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            3.3      -- Bylaws of Midcoast Energy Resources, Inc.
                        (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 1, 1992).
            4.1      -- Shareholder Agreement dated April 30, 1994, by and
                        between Midcoast Energy Resources, Inc. and Bill G. Bray (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.2      -- Shareholder Agreement dated April 30, 1994, by and
                        between Midcoast Energy Resources, Inc. and Duane S. Herbst (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.3      -- Shareholder Agreement dated April 30, 1994, by and
                        between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.4     -- Shareholder Agreement dated April 30, 1994, by and
                        between Midcoast Energy Resources, Inc. and I. J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1994).
            4.5      -- Specimen Certificate for Shares of Common Stock, par
                        value $.01 per share. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.6      -- Representative's Warrants. (Incorporated by reference
                        from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.7      -- Voting Proxy Agreement dated August 5, 1996, by and
                        between Midcoast Energy Resources, Inc., Stevens G. Herbst, Kenneth B. Holmes, Jr., Rainbow Investments Company and Texas Commerce Bank National Association. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8,
                        1996).

            4.8      -- Registration Rights Agreement dated August 5, 1996,
                        by and between Midcoast Energy Resources, Inc. and Stevens G. Herbst. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.9      -- Registration Rights Agreement dated August 5, 1996,
                        by and between Midcoast Energy Resources, Inc. and Kenneth B. Holmes, Jr. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.10     -- Registration Rights Agreement dated August 5, 1996,
                        by and between Midcoast Energy Resources, Inc. and Rainbow Investments Company. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
          **5.1      -- Opinion of Porter & Hedges, L.L.P. respecting
                        legality of securities being offered.
           10.1      -- Employment Agreement dated January 1, 1993, by and
                        between Midcoast Energy Resources, Inc. and Dan C. Tutcher (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1992).
           10.2      -- Amendment to the Employment Agreement dated April 1,
                        1993, by and between Midcoast Energy Resources, Inc. and Dan C. Tutcher (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1993).
           10.3      -- Amendment to Employment Agreement dated April 14,
                        1997, by and between Midcoast Energy Resources, Inc. and Dan Tutcher (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31,
                        1997).
           10.4      -- Employment Agreement dated April 30, 1994, by and
                        between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
           10.5      -- Amendment to the Employment Agreement dated April 8,
                        1996, by and between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1996).
           10.6      -- Employment Agreement dated July 1, 1994, by and
                        between Midcoast Energy Resources, Inc. and Bill G. Bray (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
           10.7      -- Employment Agreement dated April 25, 1995, by and
                        between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1995).
           10.9      -- Amendment to Employment Agreement dated December 8,
                        1995, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995).
           10.8      -- Amendment to Employment Agreement dated April 14,
                        1997, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1997).
           10.10     -- Assignment of Net Revenue Interest dated July 1,
                        1994, by and between Texline Gas Company and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
           10.11     -- Assignment of Net Revenue Interest dated July 1,
                        1994, by and between Rainbow Investments Co. and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
           10.12     -- Agreement dated March 31, 1994, by and between
                        Midcoast Energy Resources, Inc., and Stewart Petroleum Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1993).
           10.13     -- Operating Agreement of Pan Grande Pipeline, L.L.C.
                        dated February 28, 1996, by and between Midcoast Holdings No. One, Inc. and Resource Energy Development, L.L.C. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995).

           10.14     -- Warrant by and between Triumph Resources Corporation
                        and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
           10.15     -- Midcoast Energy Resources, Inc. 1996 Incentive Stock
                        Plan. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
           10.16     -- Credit Agreement dated August 22, 1996, by and
                        between Bank One, Texas N.A. and Midcoast Energy Resources, Inc., Magnolia Pipeline Corporation and H&W Pipeline Corporation. (Incorporated by reference from Midcoast Form 10-QSB for the nine-month period ended September 30, 1996).
           10.17     -- Midcoast Energy Resources, Inc. 1997 Non-Employee
                        Director Stock Option Plan (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1997).
           10.18     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and Richard A. Robert.
           10.19     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and I.J. Berthelot, II.

        ***10.20     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and E.P.
                        Marinos.

           10.21     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and Richard N. Richards.
           10.22     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and Duane S. Herbst.
           10.23     -- Indemnity Agreement dated April 23, 1997, by and
                        between Midcoast Energy Resources, Inc. and Dan C. Tutcher.
         **21.1      -- Schedule listing subsidiaries of Midcoast Energy
                        Resources, Inc.

         **23.1      -- Consent of Hein + Associates LLP.

          *23.2      -- Consent of Bruce M. Withers, Jr.
         **23.3      -- Consent of Porter & Hedges, L.L.P. (included in its
                        opinion filed as Exhibit 5.1 hereto).
          *24.1      -- Power of Attorney (included on signature page to
                        originally filed Registration Statement).
           27.1      -- Financial Data Schedule for the three month period
                        ended March 31, 1997. (Incorporated by reference from Midcoast Form 10-QSB for the three month period ended March 31, 1997).
------------

  * Previously filed.
 ** Filed herewith.
*** To be filed by Amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

             (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

             (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THIS 6TH DAY OF JUNE, 1997.

                                          MIDCOAST ENERGY RESOURCES, INC.
                                          By: /s/ DAN C. TUTCHER
                                          DAN C. TUTCHER, CHAIRMAN OF THE BOARD,
                                          CHIEF EXECUTIVE OFFICER AND PRESIDENT

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

       SIGNATURE                        TITLE                          DATE
------------------------   ------------------------------------    ------------
   /s/DAN C. TUTCHER       Chairman of the Board, President and    June 6, 1997
    (DAN C. TUTCHER)         Chief Executive Officer

           *               Vice President of Operations and        June 6, 1997
  (I.J. BERTHELOT, II)       Director

           *               Treasurer, Principal Financial          June 6, 1997
  (RICHARD A. ROBERT)        Officer and Principal Accounting
                             Officer

           *               Director                                June 6, 1997
 (RICHARD N. RICHARDS)

* By: /s/ DAN C. TUTCHER
          Dan C. Tutcher,
          as Attorney-In-Fact

                               INDEX TO EXHIBITS

        EXHIBITS                     DESCRIPTION
-------------------------------------------------------------

         ***1.1 -- Form of Underwriting Agreement by and among the Underwriters and Midcoast Energy Resources, Inc.

            2.1 -- Agreement for Purchase and Sale of Stock dated September 6, 1995, by and between Midcoast Holdings No. One, Inc. and Koch Gateway Pipeline Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.25).
            2.2 -- First Amendment to Agreement for Purchase and Sale of Stock dated September 6, 1995, by and between Midcoast Holdings No. One, Inc. and Koch Gateway Pipeline Company dated October 2, 1995 (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.26).
            2.3 -- Agreement for Purchase and Sale of Stock dated September 13, 1995, by and between Five Flags Holding Company and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.27).
            2.4 -- Agreement for Purchase of Stock dated September 13, 1995, by and between Midcoast Holdings No. One, Inc. and Rainbow Investments Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995, as Exhibit 10.28 ).
            2.5 -- Agreement for Purchase and Sale of Stock dated July 27, 1995, by and between Williams Holdings of Delaware, Inc. and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 8-K dated September 22,
                        1995).
            2.6 -- Agreement for Sale and Purchase of Harmony Gas Processing Plant and Related Gathering System dated October 3, 1996, by and between Koch Hydrocarbon Company, a division of Koch Industries, Inc. and Midcoast Holdings No. One, Inc. (Incorporated by reference from Midcoast Form 8-K dated October 21, 1996, as Exhibit 2.1).
            2.7 -- Stock Purchase Agreement dated March 18, 1997, by and between Midcoast Energy Resources, Inc. and Atrion Corporation. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1996.)
            3.1 -- Articles of Incorporation of Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1992).
            3.2 -- Certificate of Amendment of Articles of Incorporation of Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            3.3         -- Bylaws of Midcoast Energy Resources, Inc.
                        (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 1, 1992).
            4.1 -- Shareholder Agreement dated April 30, 1994, by and between Midcoast Energy Resources, Inc. and Bill G. Bray (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.2 -- Shareholder Agreement dated April 30, 1994, by and between Midcoast Energy Resources, Inc. and Duane S. Herbst (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.3 -- Shareholder Agreement dated April 30, 1994, by and between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            4.4 -- Shareholder Agreement dated April 30, 1994, by and between Midcoast Energy Resources, Inc. and I. J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1994).
            4.5 -- Specimen Certificate for Shares of Common Stock, par value $.01 per share. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.6 -- Representative's Warrants. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.7 -- Voting Proxy Agreement dated August 5, 1996, by and between Midcoast Energy Resources, Inc., Stevens G. Herbst, Kenneth B. Holmes, Jr., Rainbow Investments Company and Texas Commerce Bank National Association. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8,
                        1996).
            4.8 -- Registration Rights Agreement dated August 5, 1996, by and between Midcoast Energy Resources, Inc. and Stevens G. Herbst. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.9 -- Registration Rights Agreement dated August 5, 1996, by and between Midcoast Energy Resources, Inc. and Kenneth B. Holmes, Jr. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            4.10 -- Registration Rights Agreement dated August 5, 1996, by and between Midcoast Energy Resources, Inc. and Rainbow Investments Company. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            **5.1 -- Opinion of Porter & Hedges, L.L.P. respecting legality of securities being offered.
            10.1 -- Employment Agreement dated January 1, 1993, by and between Midcoast Energy Resources, Inc. and Dan C. Tutcher (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1992).
            10.2 -- Amendment to the Employment Agreement dated April 1, 1993, by and between Midcoast Energy Resources, Inc. and Dan C. Tutcher (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1993).
            10.3 -- Amendment to Employment Agreement dated April 14, 1997, by and between Midcoast Energy Resources, Inc. and Dan Tutcher (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31,
                        1997).
            10.4 -- Employment Agreement dated April 30, 1994, by and between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            10.5 -- Amendment to the Employment Agreement dated April 8, 1996, by and between Midcoast Energy Resources, Inc. and Richard A. Robert (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1996).
            10.6 -- Employment Agreement dated July 1, 1994, by and between Midcoast Energy Resources, Inc. and Bill G. Bray (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            10.7 -- Employment Agreement dated April 25, 1995, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31,
                        1995).
            10.9 -- Amendment to Employment Agreement dated December 8, 1995, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995).
            10.8 -- Amendment to Employment Agreement dated April 14, 1997, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1997).
            10.10 -- Assignment of Net Revenue Interest dated July 1, 1994, by and between Texline Gas Company and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).

            10.11 -- Assignment of Net Revenue Interest dated July 1, 1994, by and between Rainbow Investments Co. and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1994).
            10.12 -- Agreement dated March 31, 1994, by and between Midcoast Energy Resources, Inc., and Stewart Petroleum Company (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1993).
            10.13 -- Operating Agreement of Pan Grande Pipeline, L.L.C. dated February 28, 1996, by and between Midcoast Holdings No. One, Inc. and Resource Energy Development, L.L.C. (Incorporated by reference from Midcoast Form 10-KSB for the fiscal year ended December 31, 1995).
            10.14 -- Warrant by and between Triumph Resources Corporation and Midcoast Energy Resources, Inc. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            10.15 -- Midcoast Energy Resources, Inc. 1996 Incentive Stock Plan. (Incorporated by reference from Midcoast Registration Statement on Form SB-2 (No. 333-4643) dated August 8, 1996).
            10.16 -- Credit Agreement dated August 22, 1996, by and between BankOne, Texas N.A. and Midcoast Energy Resources, Inc., Magnolia Pipeline Corporation and H&W Pipeline Corporation. (Incorporated by reference from Midcoast Form 10-QSB for the nine-month period ended September 30, 1996).
            10.17 -- Midcoast Energy Resources, Inc. 1997 Non-Employee Director Stock Option Plan (Incorporated by reference from Midcoast Form 10-QSB for the three-month period ended March 31, 1997).
            10.18 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and Richard A. Robert.
            10.19 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and I.J. Berthelot, II.

           ***10.20 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and E.P. Marinos.

            10.21 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and Richard N. Richards.
            10.22 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and Duane S. Herbst.
            10.23 -- Indemnity Agreement dated April 23, 1997, by and between Midcoast Energy Resources, Inc. and Dan C. Tutcher.
            **21.1 -- Schedule listing subsidiaries of Midcoast Energy Resources, Inc.

            **23.1      -- Consent of Hein + Associates LLP.

            *23.2       -- Consent of Bruce M. Withers, Jr.
            **23.3      -- Consent of Porter & Hedges, L.L.P. (included in its
                        opinion filed as Exhibit 5.1 hereto).
            *24.1       -- Power of Attorney (included on signature page to
                        originally filed Registration Statement).
            27.1        -- Financial Data Schedule for the three month period
                        ended March 31, 1997. (Incorporated by reference from Midcoast 10-QSB for the three month period ended March
                        31, 1997).

------------

  * Previously filed.
 ** Filed herewith.
*** To be filed by Amendment.